Toll Brothers
America's Luxury Home Builder®

2008 annual report




THE HAMPTON AT CHELTENHAM ESTATES CLINTON, MD

publicly traded since 1986
(NYSE: TOL)

total revenues
FYE October 31, 1986-2008 In Millions



$6000
$4800
$3600
$2400
$1200
$0
1986
1991
1996
2001
2006
2008

net income
FYE October 31, 1986-2008 In Millions



$800
$580
$360
$140
$0
-$80
-$300
1986
1991
1996
2001
2006
2008

sales contracts
FYE October 31, 1986-2008 In Millions



$7000
$5600
$4200
$2800
$1400
$0
1986
1991
1996
2001
2006
2008

backlog
At FYE October 31, 1986-2008 In Millions



$6000
$4800
$3600
$2400
$1200
$0
1986
1991
1996
2001
2006
2008

stockholders' equity
At FYE October 31, 1986-2008 In Millions



$3500
$2800
$2100
$1400
$700
$0
1986
1991
1996
2001
2006
2008

balance sheet data *(amounts in thousands, except per share data)*

Fiscal Year Ended October 31,	**2008**	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**
Cash	$1,633,495	$ 900,337	$ 632,524	$ 689,219	$ 465,834	$ 234,489	$ 102,337	$ 182,840	$ 161,860	$ 96,484
Cash per share	$ 10.19	$ 5.73	$ 4.11	$ 4.45	$ 3.11	$ 1.60	$ 0.73	$ 1.31	$ 1.13	$ 0.66
Debt										
Loans payable	$ 613,594	$ 696,814	$ 736,934	$ 250,552	$ 340,380	$ 281,697	$ 253,194	$ 362,712	$ 326,537	$ 213,317
Senior notes	1,143,445	1,142,306	1,141,167	1,140,028	845,665	546,669				
Senior subordinated notes	343,000	350,000	350,000	350,000	450,000	620,000	819,663	669,581	469,499	469,418
Mortgage warehouse line	37,867	76,730	119,705	89,674	92,053	49,939	48,996	24,754		
Collateralized mortgage obligations										1,145
Total	$2,137,906	$2,265,850	$2,347,806	$1,830,254	$1,728,098	$1,498,305	$1,121,853	$1,057,047	$ 796,036	$ 683,880
Stockholders' equity	$3,237,653	$3,527,234	$3,415,926	$2,763,571	$1,919,987	$1,476,628	$1,129,509	$ 912,583	$ 745,145	$ 616,334
Book value per share	$ 20.19	$ 22.47	$ 22.20	$ 17.84	$ 12.83	$ 10.07	$ 8.04	$ 6.56	$ 5.19	$ 4.23
Debt-to-capitalization	39.3%	38.3%	39.5%	38.6%	46.0%	49.5%	48.7%	53.1%	51.7%	52.6%
Net debt-to-capitalization*	12.6%	26.8%	31.8%	27.6%	37.9%	45.1%	46.2%	48.2%	46.0%	48.7%

** Calculated as total debt minus mortgage warehouse loans minus cash divided by total debt minus mortgage warehouse loans minus cash plus stockholders' equity.*

active adult

Active-adult age-qualified communities are targeted to households in which at least one buyer is 55+ years of age. Regency at Monroe is a community of 1,224 homes located in central New Jersey. Its highlights include an Arnold Palmer-designed executive golf course and a 40,000-square-foot clubhouse offering fine dining, indoor and outdoor pools, tennis courts, fitness and business centers, and game rooms. Homes are designed for comfortable single-story living with room to socialize with guests and with upstairs loft areas to host visiting family members.



REGENCY AT MONROE CLUBHOUSE MONROE TOWNSHIP, NJ

Focus on Luxury Homes & Communities

National presence in the luxury market

Average delivered home price of $655,000*

Estate and executive move-up homes

Upscale empty-nester attached and detached homes

Active-adult, age-qualified communities

Second-home communities

Urban low-, mid-, and high-rise condominiums

Suburban high-density communities

Luxury resort-style golf, country club, lake, and marina communities

Championship golf courses designed by Pete Dye, Arthur Hills, Peter Jacobsen, Nicklaus Design, Greg Norman, and Arnold Palmer

Operations in 50 affluent markets in 21 states*

Integrated Land & Building Program

Own or control 39,800 home sites*

Delivered over 35,000 homes in past 5 years

Selling from 273 communities*

Land acquisition, approvals, and development skills

Combine high-volume home production with extensive customization offerings

Home buyers averaged $117,000 in upgrades and lot premiums, 19.2% above base house price, in FY 2008

Pre-design and pre-budget options through Toll Architecture and Toll Integrated Systems

Ancillary businesses: mortgage, title, golf course development and management, landscape, land development and land sales, home security, and engineering

Financial Strength

Strong corporate credit ratings from Standard & Poor's, Moody's, and Fitch*

Backed by $1.89 billion credit facility with 32 banks, maturing in March 2011, of which $1.32 billion was available at FYE 2008

Raised more than $1.5 billion in the public capital markets over past 8 years

Highest average net profit margin of Fortune 500 home building companies during past decade

Lowest net debt-to-capital ratio** in Company's history of 12.6%*

Largest U.S. home building company by market capitalization*

Brand Name

Founded in 1967

Publicly traded since 1986 on the New York Stock Exchange (TOL)

7th largest U.S. home builder (by 2007 home building revenues)

2008 Fortune 500 company

2004 APEX Award Winner, *Big Builder*

1996 America's Best Builder, National Association of Home Builders

1995 National Housing Quality Award, National Association of Home Builders

1988 Builder of the Year, *Professional Builder*

The North*

CONNECTICUT, ILLINOIS, MASSACHUSETTS, MICHIGAN, MINNESOTA, NEW JERSEY, NEW YORK, RHODE ISLAND

Revenues*** (in millions)	$931.9
Contracts (in millions)	$412.8
Year-end Backlog (in millions)	$562.5
Home Sites Controlled	10,655

The Mid-Atlantic*

DELAWARE, MARYLAND, PENNSYLVANIA, VIRGINIA, WEST VIRGINIA

Revenues*** (in millions)	$878.6
Contracts (in millions)	$564.2
Year-end Backlog (in millions)	$362.3
Home Sites Controlled	14,006



The South*

FLORIDA, GEORGIA, NORTH CAROLINA, SOUTH CAROLINA, TEXAS

Revenues*** (in millions)	$560.6
Contracts (in millions)	$326.1
Year-end Backlog (in millions)	$205.1
Home Sites Controlled	7,567

The West*

ARIZONA, CALIFORNIA, COLORADO, NEVADA

Revenues*** (in millions)	$777.1
Contracts (in millions)	$305.1
Year-end Backlog (in millions)	$195.6
Home Sites Controlled	7,556

* *Information as of October 31, 2008.*
** *Calculated as total debt minus mortgage warehouse loans minus cash divided by total debt minus mortgage warehouse loans minus cash plus stockholders' equity.*
*** *Home building revenues only*

dear shareholders

We believe our strong liquidity positions us to manage through the downturn and take advantage of opportunities that will arise in this market. At the end of Fiscal Year 2008, we had nearly $3 billion of liquidity, including more than $1.63 billion in cash and $1.32 billion available under our 32-bank credit facility, which matures in March 2011.


$3000
$2500
$2000
$1500
$1000
$500
$0
2004
2005
2006
2007
2008
Cash
Funds Available Under Bank Credit Facility

liquidity
At FYE October 31, (In Millions)

With forty-one years in the home building business, we have seen tough times before, but this year has been the toughest. For the first time in Toll Brothers' history as a public company, after 22 consecutive profitable years, we reported a fiscal year loss — $297.8 million, or $1.88 per share diluted — which was driven by $848.9 million in pretax write-downs, or $529.8 million posttax. Before write-downs, however, FY 2008 net income was $232.0 million. Although we were one of just two U.S. public home building companies to be profitable before write-downs and although we ended FY 2008 with the highest market capitalization among the U.S. public home building companies, these milestones offered little consolation.

As we have during previous downturns, we are doing our best to navigate through these very tough times by focusing on our balance sheet and maintaining significant liquidity while searching for opportunities that we expect will arise from the industry's current distress. We are beginning to see some deals that are appealing in terms of quality but not price. We believe our strong capital position will give us an advantage in competing for deals at the appropriate time.

We ended FY 2008 with over $1.63 billion in cash, or about $10.19 per share, and more than $1.32 billion available under our 32-bank credit facility, which matures in March 2011. We have no public debt maturing until February of 2011. Our net debt-to-capital ratio* at FYE 2008 stood at 12.6%, our lowest level ever, compared to 26.8% at FYE 2007. And our stockholders' equity at FYE 2008 was $3.24 billion, compared to $3.53 billion at FYE 2007.

The most frustrating aspect of FY 2008 was that the longer it went, the worse it got — this, no doubt, was due largely to the financial crisis that deepened over the course of the year, especially since mid-September. Until the last six weeks of our FY 2008, fourth-quarter net contracts were shaping up to be about the same in units and dollars as FY 2007's. However, the preliminary signs of stability we had seen and discussed with the public in early September were upended by the financial crisis. The turmoil that ensued accelerated fears of all kinds among potential buyers and precipitated a further decline in consumer confidence, a significant credit crunch, increased capital market disruption, and plummeting stock market values.

These factors all contributed to reverse an improving trend and to drive our cancellations in the fourth quarter up to 233 units (about 30% of FY 2008 fourth-quarter contracts, or 9% of beginning-quarter backlog) from 195 units (about 19% of FY 2008 third-quarter contracts, or 6% of beginning-quarter backlog) in the previous quarter.

** Calculated as total debt minus mortgage warehouse loans minus cash divided by total debt minus mortgage warehouse loans minus cash plus stockholders' equity.*

2nd home

The maturing of the baby boom generation points to solid long-term demand for second homes. Our second homes may be in cities, destination locations reached by air, or weekend retreats accessible by car. Whether in an urban high-rise, on a golf course, at the ocean, in the mountains, or in the desert, we aim to appeal to the broadest number of luxury second-home buyers across the spectrum.



THE SAVINO AT MONTEVISTA PHOENIX, AZ

FY 2008 revenues of $3.16 billion declined 32% from FY 2007. Looking forward, we see FY 2009 as another difficult year. With our FY 2008 net signed contracts of $1.61 billion down 47% from FY 2007 and our FYE 2008 backlog of $1.33 billion down 54% from FYE 2007, we expect that FY 2009 revenues will be significantly below those of FY 2008. We currently estimate that we will deliver between 2,000 and 3,000 homes in FY 2009 at an average delivered price of between $600,000 and $625,000 per home.

Faced with slower sales paces, we have been cutting back our number of communities. We ended FY 2008 with 273 selling communities, down from 315 at FYE 2007. We expect to end FY 2009 with approximately 255 (or fewer) communities, which would be down 22% from 325 communities at our peak at FY 2007's second-quarter end.

We have also continued to reduce our land position over the past year from 59,250 lots owned or controlled at FYE 2007 to 39,800 at FYE 2008. We are focused on managing our investments in land and improvements and our overhead costs to match our reduced demand and our projected pace of production. Opening fewer new communities enables us to slow our land development expenditures and conserve cash for other opportunities. Although not spread proportionately across all our regions, approximately 14,000 of our lots, approximately 2,000 of which are committed in backlog, are already substantially improved. This means we do not need to continue to spend as much money as we otherwise would to bring these lots to market.

On the national level, housing starts have sunk to their lowest level since the U.S. Census began tracking the data in 1959. Although builders have essentially eliminated speculative production — starting a home without a committed buyer — the supply of unsold inventory still stands near record levels as new and existing home sales remain near historic lows while foreclosures add to available inventory.

Many experts have suggested that falling home prices are at the root of the current financial crisis and that stabilization of home prices will help stem foreclosures, shore up the value of mortgage-backed securities, and ultimately stabilize the balance sheets of the world's financial institutions.





Reportedly, there are over $11.3 trillion of U.S. home mortgages outstanding, about 22% or $2.5 trillion (that's two-thousand five-hundred billion) of which are in some form of distress. This is the scale of the problem that must be addressed. We believe the U.S. government should focus on stabilizing home prices by increasing demand by encouraging buyers to come off the sidelines. This should help reduce excess inventory and get the economy moving again.

According to the National Association of REALTORS®, improved housing affordability is now at a level comparable to the start of the last housing recovery in early 1991. Some experts have argued that, with mortgage rates and home prices plunging, affordability levels are better than at any time in the past several decades. However, one can only take advantage of a buyer's market if one buys.

Two days before Thanksgiving 2008, the U.S. government announced a plan to aid the housing market by stating its willingness to pump hundreds of billions of dollars into the mortgage market, an action that significantly lowered mortgage rates immediately. We hope this initiative, which is a positive first step, combined with already dramatically improved affordability, will be a catalyst to stimulate customer demand.

Most recently, as we write this, there is discussion about a further U.S. government initiative to provide mortgage loans with rates of 4.5% to people buying homes, but not for refinancing. These are rates that buyers may not have seen since 1956. A program such as this, assuming buyers have the equity to meet its guidelines, should go a long way toward soaking up excess inventories and, therefore, putting a floor under home prices. Low interest rates clearly help affordability!

As we look to the future, we see reduced competition from the small and mid-sized private builders who are our primary competitors in the luxury market. Their access to capital already appears to be severely constrained. We envision that, in the future, there will be fewer and more selective lenders serving our industry. We believe those lenders likely will gravitate to the home building companies that offer them the greatest security, the strongest balance sheets, and the broadest array of potential business opportunities. We believe a less crowded playing field, combined with attractive long-term demographics, will reward those well-capitalized builders who can persevere through the current challenging environment.



L-R:
Zvi Barzilay
Robert I. Toll
Bruce E. Toll

We thank our shareholders, suppliers, and contractors who have been alongside us during this difficult year. Most of all, we thank our co-workers, the tremendously hard-working and dedicated Toll Brothers team across the United States, for their great efforts.

ROBERT I. TOLL
Chairman of the Board and
Chief Executive Officer

BRUCE E. TOLL
Vice Chairman of the Board

ZVI BARZILAY
President and
Chief Operating Officer

December 4, 2008

a recent history

The 1980s – 1990s • Going Public, A Housing Recession, Recovery, and Growth

Toll Brothers was formed in 1967. We went public on the New York Stock Exchange in July 1986 and in that first year produced revenues of $125 million from about 15 communities in three markets: the Philadelphia suburbs; central New Jersey's Princeton corridor; and suburban Wilmington, Delaware.

Following several strong years, the late 1980s ushered in the last major housing downturn in the United States. It quickly swept across our markets, which by then spanned the Baltimore to Boston suburbs. As we have in the current downturn, we began to trim our land positions as early as 1988 and build liquidity because we saw land prices rising faster than we thought justifiable based on home prices and sales paces. Meanwhile, we observed that U.S. housing markets in other regions, with their own unique economic cycles, were still healthy. Coming out of that downturn, we therefore decided to pursue nationwide geographic diversification as a strategy to reduce risk and increase our opportunities for profit.

In the Northeast, the housing market began to recover in the early 1990s. With reduced competition, a strong balance sheet, and financial relationships intact, we were able to take advantage of distressed opportunities, first in markets close to home, and then across the United States. We purchased distressed portfolios of loans and properties from government institutions, banks, and builders.

First, we expanded into the New York City suburbs of Westchester County, New York, and Fairfield County, Connecticut, and into Washington, D.C.'s northern Virginia and Maryland suburbs. Then, in 1994, we jumped cross-country into the still-weak Los Angeles suburbs, purchasing distressed assets there, and started learning the long-distance management skills that have enabled us to build what is now a 21-state, 50-geographic market operation.

We also began to broaden our product offerings beyond move-up housing to reach larger numbers of affluent U.S. households. We introduced active-adult and empty-nester communities and multi-generational, multi-product line, golf course/country club and other resort-style communities. Additionally, we expanded our lines of single-family and multi-family homes. We have since developed urban, high-rise, and suburban high-density products as well.

In the early 1990s, buoyed by strong demographics, a healthy U.S. economy, and a benign interest rate environment, the U.S. housing market began one of its longest periods of prosperity. Unshackled from the savings and loan institutions that had been the primary providers of home loans in earlier decades, the U.S. mortgage market grew in depth and sophistication. There were two periods of Federal Reserve interest rate hikes — in 1995 and 1997. There were several financial crises, including the Long-Term Capital Management collapse of 1998 and separate international financial crises in Asia, Mexico, and Russia. Nonetheless, Toll Brothers grew revenues nearly 10-fold and earnings 20-fold from 1991 to 1999, and began what became a string of 13 consecutive years of record earnings and 15 of record revenues that extended through 2005 and 2006, respectively.

resort style

Toll Brothers is among the nation's leading developers of large master planned resort-style communities. Our communities offer a variety of single-family and multi-family product lines for move-up, empty-nester, and second-home buyers. Lifestyles center around luxurious recreational amenities such as golf courses, country clubs, lakes, and marinas. Our communities are located throughout the United States for buyers who want to enjoy year-round resort-style living. With our land planning, approval, and development expertise, we have the skill to manage these communities from conception through completion.



JUPITER COUNTRY CLUB ENTRANCE JUPITER, FL

suburban high density

Many buyers prefer the lifestyle convenience of attached home communities. With land scarcer and approvals more difficult, these product lines are becoming more appealing both to neighbors and planning boards. We now sell multi-story, high-density living in many suburban locations. These buildings range from two to five stories, with 8 to 200 or more homes each. Our communities often include recreational amenities and our attached homes offer the same high-quality luxurious finishes and interiors that our single-family home buyers enjoy.



HERITAGE AT VISTA DEL VERDE YORBA LINDA, CA

2000 – 2007 • Continued Housing Resilience, Then a Market Downturn

The new millennium began with the bursting of the dot-com bubble and the implosion of the NASDAQ in 2000. However, other than in select northern California markets, which rebounded within a year, the U.S. housing market remained strong.

The tragic events of September 11, 2001, dampened U.S. housing markets for several months and precipitated several major governmental responses that, in retrospect, ultimately fueled the current state of affairs in our industry and the economy. Perhaps the biggest impact was the increased availability of capital at very low cost. Beginning soon after the dot-com bubble and then following the September 11 attacks, the Federal Reserve dropped the Fed Funds interest rate from 6.5% to 1.0% from January 2001 to June 2003, then left it there until June 2004. Its goal was to prime the U.S. economic pump — it did that and more.

Independently, the U.S. government's drive to promote more home ownership through expanded mortgage vehicles such as Fannie Mae and Freddie Mac also contributed to today's crisis. Viewed as a way to help people build equity and climb the economic ladder, it led to the creation of new and creative ways to finance buyer home purchases. As more people climbed onto the first rungs of the home ownership ladder, others moved up to higher rungs. The home ownership rate in the U.S. rose to over 69% by late 2004, up from 64% a decade earlier. As home ownership rose, Fannie Mae and Freddie Mac loan limits did too, paving the way for low-cost loans at higher price points.

Meanwhile, the model for the U.S. mortgage industry was shifting dramatically. No longer did one lender keep a home buyer's loan on its balance sheet until it was repaid. Now most loans were bundled with thousands of others and sold in packages into the capital markets as mortgage-backed securities (MBS). The new model was driven by fees and transaction volumes rather than a long-term, risk-related investment horizon, so underwriting standards began to weaken.

On a national basis, since World War II, U.S. home prices had never fallen in a single year. Therefore, underpinning the U.S. mortgage industry was the belief that home values would continue to rise, thus strengthening the underlying collateral backing these mortgages. With U.S. interest rates low, debt investors seeking higher yields flocked to these MBS products, many of which carried investment-grade credit ratings. Investor appetite for this paper led to the development of riskier mortgage products with higher yields, caused by higher leverage, less equity, more flexible payment requirements, and lower buyer credit quality. The incentive to increase fee-driven transaction volumes led to the expansion of loan products, such as subprime, Alt-A, no-doc, and other structures, that further weakened underwriting standards and the quality of various MBS products.

At Toll Brothers, even at the height of the market, our buyers averaged just over 70% loan-to-value leverage. However, for many home builders, these loan products, combined with low interest rates, enabled their buyers to leverage up at the time of purchase. As home prices surged, especially from 2003 to 2005, this was not a problem, but as home prices began to fall in 2006, many buyers were left with little to no equity in their homes.

By early 2005, the environment of easily available, low-cost capital and rising home prices was attracting more and more speculative investors. The additional demand they generated pushed home prices higher and higher in many markets. Lack of affordability started to become an issue in the lower-priced segments as potential buyers were priced out of some markets by speculators.



redevelopment

We have the financial strength, creativity, and innovative design and planning capabilities to reposition developed sites to create wonderful communities. We have redeveloped waterfront industrial sites into luxury urban high-rises and created lake communities from former gravel quarries. At our award-winning Naval Square community, we preserved a historic Naval Home and former Naval Academy, which we converted into for-sale residences as the centerpiece of a 626-home, mixed product line community on 20 acres in Center City Philadelphia.



NAVAL SQUARE PHILADELPHIA, PA

Rising prices and excess speculation encouraged some builders to start building more spec homes — homes without a buyer contract in hand — to capture the price appreciation that was occurring during the four to twelve months between the start and completion of a home. We generally refused to start a single-family home on speculation: We required a buyer contract and substantial down payment in hand. We also tried to avoid selling to speculators; however, we still felt their impact.

In late August of 2005, we began to observe a slight decline in the rate of demand growth in some markets. Then, immediately following the tragedy of Hurricane Katrina in the first week of September, we saw a significant drop-off in home buyer activity. Having witnessed this phenomenon several times before — after the dot-com bubble burst; after September 11, 2001; and later during a few brief periods in specific markets — we thought demand would rebound because the economy was robust, the employment picture was strong, interest rates were low, and the stock market was healthy.

However, the housing market did not rebound and the downturn spread rapidly. The speed with which it rolled across markets was different from the region-by-region late 1980s downturn. Perhaps this was due, in part, to the nationwide availability of similar mortgage products and the communication networks and information flows among speculators that moved so quickly in the Age of the Internet. Speculators began canceling contracts and putting recently purchased homes up for sale. As they pulled out of the market in late 2005, many builders were left with half-finished or finished homes they had started to build on speculation. Our cancellation rates began to surge beginning in the third quarter of FY 2006, as buyers in greater numbers began to cancel purchase contracts and walk away from nonrefundable down payments averaging over $50,000. Industrywide, default rates began to rise on mortgages in the United States in the fourth quarter of 2007 and the supply of available new and existing home inventory began to grow.

move up

Designed for growing families, our move-up homes have been transformed over the past two decades as affluent lifestyles have evolved. Upscale kitchens and family rooms have moved front and center in buyers' lives, replacing formal living rooms in size and stature. Structural options, such as spacious master suites, media and exercise rooms, and guest wings, enhance the lifestyles of today's families. Large play areas for children and teens have become an oasis for indoor activities and magnets for family gatherings.



THE HAMPTON MANOR AT GREEN LEVEL CROSSING CARY, NC

2008 • A Very Tough Market and Strong Government Intervention

2008 started unpromisingly with weak consumer confidence, discussions of impending foreclosures, a constricted mortgage market, and housing production reaching new lows during this downturn. The demise of Bear Stearns in the spring of 2008 and evident problems with Fannie Mae and Freddie Mac revealed serious cracks in the foundation of the U.S. financial system.

The 2008 Presidential election energized Americans as the country began to look to the future. By late summer, modest signs of stabilizing housing demand raised hopes. Then, beginning in mid-September, Americans witnessed the fall of Lehman Brothers, Merrill Lynch, and several other pillars of the U.S. financial community. Their disappearance as independent institutions eliminated several major financial players from our industry. This, coupled with a dramatic swoon in capital markets globally, reduced the amount of capital available to our sector and precipitated a credit and liquidity crunch around the world.

According to the Mortgage Bankers Association (MBA), homeowner mortgage delinquencies and foreclosures have reached their highest level since the MBA began gathering statistics in 1974, as buyers in greater numbers — by choice or necessity — have stopped paying their loans. The delinquency rate of U.S. home mortgages now stands at 7%. Impending job losses do not bode well for these trends. Studies show that foreclosures, currently at 3% of total mortgages, are most concentrated in specific markets, which suggests that other markets may recover earlier than those hardest hit.

The U.S. government continues to seek ways to stem foreclosures, keep more people in their homes, and, consequently, slow the growth in housing inventories. Although initial plans to renegotiate existing mortgages have been put forth by various government agencies and by major U.S. banks, these have not gained traction by reducing foreclosure rates or improving buyer confidence. However, the Treasury's efforts to stabilize the banking system have, for now, reduced concern about one major impediment to eventual recovery.

Housing inventory remains high as foreclosures come on the market and potential home buyers remain on the sidelines, due to depleted net worths, job loss fears, inability to obtain mortgages or sell their current homes, or concerns over home price stability. Their reticence has persisted despite attractive interest rates, strong home price affordability, and several aggressive government efforts to stabilize the housing industry. U.S. home builders have sharply curtailed their production. Annualized total new home starts in November 2008 were 625,000, the lowest level since the U.S. Census Bureau began gathering data in 1959, and down from their peak in January 2006 of 2.3 million annualized units. In many markets, new home production, based on single-family building permits, is now below the lowest production levels (see chart) in the last housing recession.

In many of our major markets, new home production has dropped below the low point of production during the last housing cycle in the late 1980s to 1990s. Less land has been going through the approval process in recent years. When individual markets recover, there may be shortages of new homes to meet stronger demand.


building permits
60,000
50,000
40,000
30,000
20,000
10,000
0
Phoenix, AZ
Chicago, IL
Las Vegas, NV
Washington, D.C.
Orlando, FL
New York, NY
Fort Myers, FL
Los Angeles, CA
Philadelphia, PA
San Francisco, CA
2008 (est.)
Recent Peak
Low Point in Prior Cycle

limited new home production
(Total U.S. Single-Family Building Permits by Metropolitan Statistical Area)

a great time to buy

According to the NAR Housing Affordability Index, which compares median household income against median home prices, housing is as affordable today as it was in January 1991, the low point of the last housing cycle. A reading of 100 means that a family with the median household income can qualify for a mortgage on a median-priced house. In October 2008 the index was over 140.

We believe that now is a great time to be a home buyer. Supply is abundant. Interest rates are attractive by historical standards. Sellers are motivated. And, according to the National Association of REALTORS® (NAR) Housing Affordability Index (see chart), housing is at a more affordable level than January 1991, which is generally acknowledged to be the bottom of the last housing cycle.

Ironically, although supply is presently elevated, we believe there may be a shortage of approved land in a number of markets during the initial stages of a recovery, once the pent-up demand that has built over the past few years begins to be released. Very little new land inventory has been working its way through the approval process. With buyers on the sidelines, most builders have little reason (or wherewithal) to spend money on approvals. With approximately 12,000 substantially improved and uncommitted lots available in all our markets, we are positioned to capture some of this anticipated demand.

In the past few months, the U.S. government has taken unprecedented steps to stabilize the housing market. Its support of Fannie Mae, Freddie Mac, and the Federal Housing Administration has demonstrated a commitment to maintaining a thriving and healthy mortgage market with attractive interest rates and available capital. Although the jury is still out on the success of these measures — and we believe more is needed — the intention to help is clear.

In this market, we believe Toll Brothers offers luxury home buyers the best combination of financial stability, appealing locations, and diverse home designs and product lines. We offer a stress-free new-home buying experience and the greatest opportunity to customize in our industry. Toll Brothers' business model is not based on being the largest builder in any market or building the most homes. We evaluate each parcel of land and each community we operate as a stand-alone business. We then staff it through our Project Management system to maximize customer service. Our Project Managers (PMs) operate as small builders do, overseeing all aspects of their business. Sales, construction, customer service, and all other project teams report to them. With our PMs' ability to solve problems in the field, buyers receive personal attention comparable to that from a custom builder, combined with the dependability and value that a well-capitalized Fortune 500 company such as Toll Brothers can provide.

While the industry changes and evolves and our customers' tastes do too, our buyers and shareholders can be confident that we will continue to take great corporate pride in maintaining the highest standards of excellence in planning and building our homes and communities and serving our customers.


High
140
115
90
Low
Sept 2008
March 2008
Sept 2007
March 2007
Sept 2006
March 2006
Sept 2005
March 2005
Sept 2004
March 2004
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March 2003
Sept 2002
March 2002
Sept 2001
March 2001
Sept 2000
March 2000
Sept 1999
March 1999
Sept 1998
March 1998
Sept 1997
March 1997
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March 1996
Sept 1995
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Sept 1993
March 1993
Sept 1992
March 1992
Sept 1991
March 1991
Sept 1990
March 1990
Sept 1989
March 1989

strong home price affordability
(National Association of REALTORS®)



THE BEAUFORT AT HAMPTON HALL NEAR HILTON HEAD, SC

empty nester

Serving smaller-sized families, empty-nester communities have become a core part of our business. Our empty-nester homes are characterized by first-floor master suites, sunrooms, home offices, hobby rooms, and wide-open floorplans for active entertaining. Buyers who enjoy this single-story lifestyle can add second- and third-story options with elevators, playrooms for visiting grandchildren, and extra guest bedrooms. These highly amenitized homes are in communities with fitness centers, walking trails, tennis and swimming facilities, and other active lifestyle features.



urban high rise

The resurgence of many U.S. cities has been a draw for young people seeking the allure of urban living, empty nesters attracted to fine dining and cultural offerings, and growing families who find the convenience of luxuriously amenitized high-rise living irresistible. We already have completed more than 1,000 high-rise residences in Manhattan, Brooklyn, and Queens, New York, and across the Hudson River in northern New Jersey's Hoboken and Jersey City waterfront markets.

NORTHSIDE PIERS WILLIAMSBURG, BROOKLYN, NY

Artist rendering

learning from the past: looking to the future

Long-term demographics point to healthy demand for housing in the coming years. According to Harvard University's Joint Center for Housing Studies, new household formations are projected to reach 14.4 million from 2010 to 2020, compared to 12.6 million from 1995 to 2005. Additionally, based on demographic trends, experts estimate that appetite for second homes will increase. Finally, with the average U.S. home now 35 years old, the need to replace existing and obsolescent housing is projected to generate additional demand.

We have been through five housing cycles since 1967 and have learned many lessons over the past 41 years. We know that, during downturns in our industry, capital becomes scarce and our primary assets (mainly land) become less liquid and thus harder to monetize. Therefore, maintaining a strong balance sheet, low leverage, and adequate liquidity is most important in downturns. We seek to finance our longest-lived asset — land — using equity and long-term debt. When the nation emerges from the current recession, we believe, in part due to capital constraints, that the number of our competitors will be significantly reduced. The biggest builders — those with the strongest balance sheets — will be able to attract capital from the fewer lending institutions that remain.

We take some comfort in our diversification across many aspects of our business. To maintain as much flexibility as possible, we have tried to diversify across capital markets, tapping the long-term public debt markets, corporate bank borrowings through our 32-bank credit facility, and, in some few cases where appropriate, project-specific financings. We have also diversified across upscale product lines and geographic markets, which we believe provides some protection in our business: The builders most punished in the current downturn were those most concentrated in one or a few geographic markets or in a single product line. We have also made some preliminary exploratory forays overseas to evaluate bringing our brand into non-U.S. markets.

Through past downturns, we have seen that opportunities arise for those who have harbored their capital. As the industry emerged from the last downturn, we purchased attractively priced assets at a time when many others were cash-constrained. We hope to replicate this strategy coming out of this downturn. With this in mind, we continue to hunt for deals in most of our 50 markets. We are also in conversations with dozens of global financial institutions to identify land opportunities and discuss potential relationships in which we can acquire and develop projects together.

Although our industry faces many changes ahead, there is one thing we know must remain the same — Toll Brothers' focus on providing our buyers with high quality, extensive choice, and great value. The attention to detail we invest in designing our homes and planning our communities, our exceptional customer service, and our unique blend of high-production efficiency and high-level customization will always set us apart and remain hallmarks of our brand.

diversification


$878.6
$931.9
$777.1
$560.6

housing revenues
By Region in FY 2008
(In Millions)


14,006
10,655
7,556
7,567

home sites controlled
By Region at FYE 2008


$362.3
$562.5
$195.6
$205.1

backlog
By Region at FYE 2008
(In Millions)

North South West Mid-Atlantic

customized lifestyles







Toll Brothers' customization systems, developed over our 41-year history, are unique among the major public home building companies. In FY 2008, typical Toll Brothers buyers added an average of $117,000 in options to their base house. We pre-design and pre-budget all the options we offer to make customizing as easy as possible. Some features, such as media rooms, wine cellars, conservatories, and pools, enhance indoor and outdoor lifestyles for families and friends. Other options, such as upsized bathrooms, enlarged kitchens, and expanded family rooms, increase central living spaces for greater comfort.





table of contents — financials

Toll Brothers' 23-year financial summary 1986 - 2008

SUMMARY CONSOLIDATED STATEMENT OF OPERATIONS DATA *(Amounts in thousands, except per share data)*

Year Ended October 31,	2008	2007	2006	2005	2004	2003	2002	2001	2000
Revenues	$3,158,213	$4,646,979	$6,123,453	$5,793,425	$3,861,942	$2,758,443	$2,315,444	$2,207,999	$1,801,660
(Loss) income before income taxes	$ (466,787)	$ 70,680	$1,126,616	$1,323,128	$ 647,432	$ 411,153	$ 347,318	$ 337,889	$ 230,966
Net (loss) income	$ (297,810)	$ 35,651	$ 687,213	$ 806,110	$ 409,111	$ 259,820	$ 219,887	$ 213,673	$ 145,943
(Loss) income per share - Basic	$ (1.88)	$ 0.23	$ 4.45	$ 5.23	$ 2.75	$ 1.84	$ 1.56	$ 1.49	$ 1.01
Weighted-average number of shares	158,730	155,318	154,300	154,272	148,646	141,339	140,945	143,340	145,075
(Loss) income per share - Diluted	$ (1.88)	$ 0.22	$ 4.17	$ 4.78	$ 2.52	$ 1.72	$ 1.46	$ 1.38	$ 0.98
Weighted-average number of shares	158,730	164,166	164,852	168,552	162,330	151,083	150,959	154,734	149,651

SUMMARY CONSOLIDATED BALANCE SHEET DATA *(Amounts in thousands, except per share data)*

At October 31,	2008	2007	2006	2005	2004	2003	2002	2001	2000
Cash	$1,633,495	$ 900,337	$ 632,524	$ 689,219	$ 465,834	$ 234,489	$ 102,337	$ 182,840	$ 161,860
Inventory	$4,127,475	$5,572,655	$6,095,702	$5,068,624	$3,878,260	$3,080,349	$2,551,061	$2,183,541	$1,712,383
Total assets	$6,586,836	$7,220,316	$7,583,541	$6,343,840	$4,905,578	$3,787,391	$2,895,365	$2,532,200	$2,030,254
Debt									
Loans payable	$ 613,594	$ 696,814	$ 736,934	$ 250,552	$ 340,380	$ 281,697	$ 253,194	$ 362,712	$ 326,537
Senior notes	1,143,445	1,142,306	1,141,167	1,140,028	845,665	546,669			
Subordinated notes	343,000	350,000	350,000	350,000	450,000	620,000	819,663	669,581	469,499
Mortgage warehouse line	37,867	76,730	119,705	89,674	92,053	49,939	48,996	24,754	
Collateralized mortgage obligations									
Total	$2,137,906	$2,265,850	$2,347,806	$1,830,254	$1,728,098	$1,498,305	$1,121,853	$1,057,047	$ 796,036
Stockholders' equity	$3,237,653	$3,527,234	$3,415,926	$2,763,571	$1,919,987	$1,476,628	$1,129,509	$ 912,583	$ 745,145
Number of shares outstanding	160,369	157,008	153,899	154,943	149,642	146,644	140,432	139,112	143,580
Book value per share	$ 20.19	$ 22.47	$ 22.20	$ 17.84	$ 12.83	$ 10.07	$ 8.04	$ 6.56	$ 5.19
Return on beginning stockholders' equity	(8.4%)	1.0%	24.9%	42.0%	27.7%	23.0%	24.1%	28.7%	23.7%

HOME DATA

Year Ended October 31,	2008	2007	2006	2005	2004	2003	2002	2001	2000
Number of homes closed [1]	4,743	6,687	8,601	8,769	6,627	4,911	4,430	4,358	3,945
Sales value of homes closed (in 000s) [1]	$3,106,291	$4,495,600	$5,945,169	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469	$1,762,930
Revenues - percentage of completion (in 000s)	$ 41,873	$ 139,493	$ 170,111						
Number of homes contracted	2,927	4,440	6,164	10,372	8,684	6,132	5,070	4,314	4,364
Sales value of homes contracted (in 000s)	1,608,191	$3,010,013	$4,460,734	$7,152,463	$5,641,454	$3,475,992	$2,734,457	$2,158,536	$2,134,522
At October 31,	**2008**	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**
Number of homes in backlog	2,046	3,950	6,533	8,805	6,709	4,652	3,342	2,702	2,746
Sales value of homes in backlog (in 000s) [2]	$1,325,491	$2,854,435	$4,488,400	$6,014,648	$4,433,895	$2,631,900	$1,858,784	$1,403,588	$1,425,521
Number of selling communities	273	315	300	230	220	200	170	155	146
Home sites									
Owned	32,081	37,139	41,808	35,838	29,804	29,081	25,822	25,981	22,275
Optioned	7,703	22,112	31,960	47,288	30,385	18,977	15,022	13,165	10,843
Total	39,784	59,251	73,768	83,126	60,189	48,058	40,844	39,146	33,118

[1] *Excludes 88 units with an aggregate delivered value of $86.1 million in fiscal 2008 and 336 units with an aggregate delivered value of $263.3 million in fiscal 2007 that were accounted for using the percentage of completion accounting method.*
[2] *Net of $55.2 million of revenues recognized in fiscal 2007, respectively, under the percentage of completion accounting method.*

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
$1,455,516	$1,206,290	$ 968,253	$ 759,303	$ 643,017	$ 501,822	$ 392,560	$ 279,841	$ 175,971	$ 198,336	$ 176,864	$ 197,027	$ 134,856	$ 124,641
$ 160,432	$ 132,523	$ 103,215	$ 85,793	$ 79,439	$ 56,840	$ 42,820	$ 27,493	$ 8,444	$ 16,801	$ 21,520	$ 40,803	$ 33,346	$ 23,718
$ 101,566	$ 84,704	$ 65,075	$ 53,744	$ 49,932	$ 36,177	$ 28,058	$ 16,538	$ 5,013	$ 9,988	$ 13,127	$ 24,074	$ 17,173	$ 11,861
$ 0.69	$ 0.58	$ 0.48	$ 0.40	$ 0.37	$ 0.27	$ 0.21	$ 0.13	$ 0.04	$ 0.08	$ 0.11	$ 0.20	$ 0.14	$ 0.11
146,756	153,441	136,508	135,460	134,040	133,592	132,924	132,088	124,992	118,856	119,776	120,612	121,540	111,812
$ 0.68	$ 0.55	$ 0.44	$ 0.36	$ 0.34	$ 0.25	$ 0.21	$ 0.12	$ 0.04	$ 0.08	$ 0.11	$ 0.20	$ 0.14	$ 0.11
149,744	153,441	149,049	147,516	145,440	142,620	133,868	132,936	125,648	118,856	119,880	120,612	121,540	111,812

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
$ 96,484	$ 80,143	$ 147,575	$ 22,891	$ 27,772	$ 38,026	$ 32,329	$ 33,407	$ 31,475	$ 10,379	$ 9,160	$ 27,110	$ 18,009	$ 14,720
$1,443,282	$1,111,863	$ 921,595	$ 772,471	$ 623,830	$ 506,347	$ 402,515	$ 287,844	$ 222,775	$ 240,155	$ 256,934	$ 206,593	$ 143,894	$ 66,543
$1,668,062	$1,254,468	$1,118,626	$ 837,926	$ 692,457	$ 586,893	$ 475,998	$ 384,836	$ 312,424	$ 316,534	$ 348,163	$ 256,611	$ 181,765	$ 108,185
$ 213,317	$ 182,292	$ 189,579	$ 132,109	$ 59,057	$ 17,506	$ 24,779	$ 25,756	$ 49,943	$ 71,707	$ 95,508	$ 74,048	$ 55,545	$ 12,474
469,418	269,296	319,924	208,415	221,226	227,969	174,442	128,854	55,513	61,474	69,681	69,635	29,967	29,963
												382	5,969
1,145	1,384	2,577	2,816	3,912	4,686	10,810	24,403	39,864	45,988	52,617			
$ 683,880	$ 452,972	$ 512,080	$ 343,340	$ 284,195	$ 250,161	$ 210,031	$ 179,013	$ 145,320	$ 179,169	$ 217,806	$ 143,683	$ 85,894	$ 48,406
$ 616,334	$ 525,756	$ 385,252	$ 314,677	$ 256,659	$ 204,176	$ 167,006	$ 136,412	$ 117,925	$ 94,599	$ 85,400	$ 72,787	$ 48,842	$ 31,405
145,814	147,742	137,102	135,674	134,552	133,692	133,276	132,348	131,248	118,736	119,652	120,168	120,268	119,972
$ 4.23	$ 3.56	$ 2.81	$ 2.32	$ 1.91	$ 1.53	$ 1.25	$ 1.03	$ 0.90	$ 0.80	$ 0.71	$ 0.61	$ 0.41	$ 0.26
19.3%	22.0%	20.7%	20.9%	24.5%	21.7%	20.6%	14.0%	5.3%	11.7%	18.0%	49.3%	54.7%	122.5%

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
3,555	3,099	2,517	2,109	1,825	1,583	1,324	1,019	676	727	676	778	674	802
$1,438,171	$1,206,290	$ 968,253	$ 759,303	$ 643,017	$ 501,822	$ 392,560	$ 279,841	$ 175,971	$ 198,336	$ 176,864	$ 197,027	$ 134,856	$ 124,641
3,799	3,387	2,701	2,398	1,846	1,716	1,595	1,202	863	612	704	656	756	832
$1,627,849	$1,383,093	$1,069,279	$ 884,677	$ 660,467	$ 586,941	$ 490,883	$ 342,811	$ 230,324	$ 163,975	$ 185,255	$ 162,504	$ 190,680	$ 133,369

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
2,327	1,892	1,551	1,367	1,078	1,025	892	621	438	251	366	338	460	378
$1,053,929	$ 814,714	$ 627,220	$ 526,194	$ 400,820	$ 370,560	$ 285,441	$ 187,118	$ 124,148	$ 69,795	$ 104,156	$ 95,765	$ 130,288	$ 74,194
140	122	116	100	97	80	67	62	42	41	40	26	21	15
23,163	15,578	12,820	12,065	9,542	6,779	5,744	5,633	3,974	4,548	5,075	4,724	2,147	1,461
11,268	14,803	9,145	5,237	5,042	4,445	4,271	3,592	3,281	2,117	2,832	4,041	7,141	4,853
34,431	30,381	21,965	17,302	14,584	11,224	10,015	9,225	7,255	6,665	7,907	8,765	9,288	6,314

RESULTS OF OPERATIONS

On December 4, 2008, we issued a press release and held a conference call to review the results of operations for our fiscal year ended October 31, 2008 and to discuss the current state of our business. The information and estimates contained in this report are consistent with those given in the press release and on the conference call on December 4, 2008, and we are not reconfirming or updating that information.

OVERVIEW

In fiscal 2008, we recognized $3.16 billion of revenues and recorded a net loss of $297.8 million, compared to $4.65 billion of revenues and $35.7 million of net income in fiscal 2007. The loss recognized in fiscal 2008, as compared to the income recognized in fiscal 2007, was due primarily to the higher inventory impairment charges and write-offs and joint venture impairment charges recognized in fiscal 2008, as compared to fiscal 2007, a 32% decline in revenues in fiscal 2008, as compared to fiscal 2007, and the negative impact on profit margins due to the higher sales incentives given on the homes delivered in fiscal 2008, as compared to fiscal 2007, offset in part by the positive impact on cost of sales on homes settled in fiscal 2008 from communities that had reduced inventory values as a result of impairments previously recognized. We recognized inventory impairment charges and write-offs, joint venture impairment charges and goodwill impairment charges of $848.9 million in fiscal 2008, as compared to $687.7 million in fiscal 2007. Cost of sales was reduced by approximately $121.7 million and $21.1 million in fiscal 2008 and 2007, respectively, due to reduced inventory values as a result of impairments previously recognized.

The value of net new contracts signed declined by 47% in fiscal 2008, as compared to fiscal 2007. The decrease in the value of net new contracts signed was the result of a 34% decrease in the number of net new contracts signed and a 19% decline in the average value of the contracts signed. When we report the number and value of net new contracts signed, we report such totals net of any cancellations that occur during the reporting period, whether signed in that reporting period or in a prior period. The decrease in the number of net new contracts signed was due to the slowdown in our business discussed below. The decrease in the average value of contracts signed in fiscal 2008, as compared to fiscal 2007, was due primarily to higher sales incentives given to home buyers in fiscal 2008, as compared to fiscal 2007 and a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2008, as compared to fiscal 2007. During fiscal 2008, our customers cancelled 993 contracts with an aggregate sales value of $733.3 million, as compared to 1,585 cancelled contracts with an aggregate sales value of $1.17 billion in fiscal 2007. In fiscal 2008 and 2007, these cancellations represented 25.3% and 26.3%, respectively, of the gross number of contracts signed, and 31.3% and 27.9%, respectively, of the gross value of contracts signed.

Our backlog at October 31, 2008 of $1.33 billion decreased 54%, as compared to our backlog at October 31, 2007, of $2.85 billion. Backlog consists of homes under contract but not yet delivered to our home buyers for our communities accounted for using the completed contract method of accounting. Only outstanding agreements of sale that have been signed by both the home buyer and us as of the end of the period for which we are reporting are included in backlog. Of the value of backlog reported on October 31, 2007, 2006 and 2005, home buyers subsequently cancelled approximately 20.9%, 19.9% and 19.2%, respectively.

Since the fourth quarter of fiscal 2005, we have experienced a slowdown in our business. This slowdown has worsened over the past several months. The value of net new contracts signed in fiscal 2008 is 78% lower than the value of contracts signed in fiscal 2005. This slowdown, which we believe started with a decline in consumer confidence, an overall softening of demand for new homes and an oversupply of homes available for sale, has been exacerbated by, among other things, a decline in the overall economy, increasing unemployment, fear of job loss, a significant decline in the securities markets, the continuing decline in home prices, the large number of homes that are or will be available due to foreclosures, the inability of some of our home buyers to sell their current home, the deterioration in the credit markets, and the direct and indirect impact of the turmoil in the mortgage loan market. We believe that the key to a recovery in our business is the return of consumer confidence and a stabilization of financial markets and home prices.

We continue to seek a balance between our short-term goal of selling homes in a tough market and our long-term goal of maximizing the value of our communities. We believe that many of our communities are in locations that are difficult to replace and in markets where approvals have been increasingly difficult to achieve. We believe that many of these communities have substantial embedded value that will be realizable in the future and that this value should not necessarily be sacrificed in the current soft market.

We are concerned about the dislocation in the secondary mortgage market. We maintain relationships with a widely diversified group of mortgage financial institutions, most of which are among the largest and, we believe, most reliable in the industry. Our buyers generally have been able to obtain adequate financing. Nevertheless, tightening credit standards have shrunk the pool of potential home buyers and the availability of certain loan products previously available to our home buyers. Mortgage market liquidity issues and higher borrowing rates may impede some of our home buyers from closing, while others may find it more difficult to sell their existing homes as their prospective buyers face the problem of obtaining a mortgage. We believe that our home buyers generally should be able to continue to secure mortgages, due to their typically lower loan-to-value ratios and attractive credit profiles, as compared to the average home buyer. Because we cannot predict the short- and long-term liquidity of the credit markets, we continue to caution that, with the uncertainties in these markets, the pace of home sales could slow further until these markets stabilize.

Based on our experience during prior downturns in the housing market, we believe that unexpected opportunities may arise in difficult times for those builders that are well-prepared. In the current challenging environment, we believe our strong balance sheet, liquidity and access to capital, our broad geographic presence, our diversified product lines, our experienced personnel and our national brand name all position us well for such opportunities now and in the future. At October 31, 2008, we had $1.63 billion of cash and cash equivalents on hand and approximately $1.32 billion available under our revolving credit facility which extends to 2011. We believe we have the resources available to fund attractive opportunities, should they arise.

When our industry recovers, we believe that we will see reduced competition from the small and mid-sized private builders who are our primary competitors in the luxury market. We believe that the access of these private builders to capital already appears to be severely constrained. We envision that there will be fewer and more selective lenders serving our industry at that time. Those lenders likely will gravitate to the home building companies that offer them the greatest security, the strongest balance sheets and the broadest array of potential business opportunities. We believe that this reduced competition, combined with attractive long-term demographics, will reward those well-capitalized builders who can persevere through the current challenging environment.

Notwithstanding the current market conditions, we believe that geographic and product diversification, access to lower-cost capital, and strong demographics have in the past and will in the future, as market conditions improve over time, benefit those builders that can control land and persevere through the increasingly difficult regulatory approval process. We believe that these factors favor the large publicly traded home building companies with the capital and expertise to control home sites and gain market share. We believe that, as builders reduce the number of home sites being taken through the approval process and this process continues to become more difficult, and if the political pressure from no-growth proponents continues to increase, our expertise in taking land through the approval process and our already approved land positions will allow us to grow in the years to come, as market conditions improve.

Because of the length of time that it takes to obtain the necessary approvals on a property, complete the land improvements on it, and deliver a home after a home buyer signs an agreement of sale, we are subject to many risks. We attempt to reduce certain risks by: controlling land for future development through options (also referred to herein as "land purchase contracts," "contracts," "purchase agreements" or "option agreements") whenever we can, thus allowing the necessary governmental approvals to be obtained before acquiring title to the land; generally commencing construction of a detached home only after executing an agreement of sale and receiving a substantial down payment from the buyer; and using subcontractors to perform home construction and land development work on a fixed-price basis. Our risk reduction strategy of generally not commencing the construction of a home until we had an agreement of sale with a buyer was effective in the past, but due to the significant number of cancellations of agreements of sale, that we have had in the current

downturn in the housing market, many of which were for homes on which we had commenced construction, and the increase in the number of multi-family communities that we have under construction, the number of homes under construction for which we do not have an agreement of sale has increased from our historical levels.

In response to current market conditions, we have been reevaluating and renegotiating or canceling many of our land purchase contracts. As a result, we have reduced our land position from a high of approximately 91,200 home sites at April 30, 2006, to approximately 39,800 home sites at October 31, 2008. Of the 39,800 home sites that we controlled at October 31, 2008, we owned approximately 32,100 of them. Of the 32,100 home sites owned at October 31, 2008, significant improvements have been completed on approximately 14,000 of them.

At October 31, 2008, we were selling from 273 communities compared to 315 communities at October 31, 2007. We expect to be selling from approximately 255 communities at October 31, 2009.

Given the current business climate in which we are operating and the numerous uncertainties related to sales paces, sales prices, mortgage markets, cancellations, market direction and the potential for and magnitude of future impairments, it is difficult to provide guidance for fiscal 2009. Subject to our caveats and risks reported elsewhere and the preceding caveats, we currently estimate that we will deliver between 2,000 and 3,000 homes in fiscal 2009 at an average sales price of between $600,000 and $625,000 per home. We believe that, as a result of continuing sales incentives given to our home buyers and slower sales per community, our cost of sales as a percentage of revenues, before impairment charges and write-downs, will be higher in fiscal 2009 than in fiscal 2008. Additionally, based on fiscal 2009's lower projected revenues, our selling, general and administrative expenses, which we expect to be lower in fiscal 2009 than in fiscal 2008, will be higher as a percentage of revenues.

CRITICAL ACCOUNTING POLICIES

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

INVENTORY

Inventory is stated at the lower of cost or fair value, as determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). In addition to direct land acquisition, land development and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional interest is allocated to the community's inventory until it re-opens and other carrying costs are expensed as incurred. Once a parcel of land has been approved for development and we open the community, it may take four to five years to fully develop, sell and deliver all the homes in one of our typical communities. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. Our master planned communities, consisting of several smaller communities, may take up to ten years or more to complete. Because of the downturn in our business, the aforementioned estimated community lives will likely be significantly longer. Because our inventory is considered a long-lived asset under U.S. generally accepted accounting principles, we are required, under SFAS 144, to regularly review the carrying value of each of our communities and write down the value of those communities for which we believe the values are not recoverable.

Current Communities: When the profitability of a current community deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, we use various estimates such as: (a) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by us or by other builders; (b) the expected sales prices and sales incentives to be offered in a community; (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction costs, interest costs and overhead costs; (d) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or the number of homes that can be built on a particular site; and (e) alternative uses for the property such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

Future Communities: We evaluate all land held for future communities or future sections of current communities, whether owned or under contract, to determine whether or not we expect to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above, as well as an evaluation of the regulatory environment in which the land is located and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain the approvals and the possible concessions that will be required to be given in order to obtain the approvals. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, we decide (a) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (b) as to land we own, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. We then further determine whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to us at the time such estimates are made and our expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, we may be required to recognize additional impairment charges and write-offs related to current and future communities.

Variable Interest Entities: We have a significant number of land purchase contracts and several investments in unconsolidated entities which we evaluate in accordance with the Financial Accounting Standards Board ("FASB") Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," as amended by FASB Interpretation No. 46R (collectively referred to as "FIN 46"). Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a variable interest entity ("VIE") is considered to be the primary beneficiary and must consolidate the VIE. A VIE is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. For land purchase contracts with sellers meeting the definition of a VIE, we perform a review to determine which party is the primary beneficiary of the VIE. This review requires substantial judgment and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the entity's expected profits and losses and the cash flows associated with changes in the fair value of the land under contract. At October 31, 2008, we determined that we were the primary beneficiary of two VIEs related to land purchase contracts and had recorded $20.9 million of inventory and $17.3 million of accrued expenses.

REVENUE AND COST RECOGNITION

Home Sales-Completed Contract Method: The construction time of our homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. Closing normally occurs shortly after construction is substantially completed. In addition, we have several high-rise/mid-rise projects which do not qualify for percentage of completion accounting in accordance with SFAS No. 66, "Accounting for Sales of Real Estate" ("SFAS 66"), which are included in this category of revenues and costs.

For our standard attached and detached homes, land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number

of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

For high-rise/mid-rise projects that do not qualify for percentage of completion accounting, land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Forfeited customer deposits are recognized in other income in the period in which we determine that the customer will not complete the purchase of the home and when we determine that we have the right to retain the deposit.

Home Sales-Percentage of Completion Method: During the past two years, we completed construction on four projects for which we used the percentage of completion accounting method to recognize revenues and costs; the remaining units in these projects will be accounted for using the completed contract method of accounting. Based upon the current accounting rules and interpretations, we do not believe that any of our current or future communities qualify for percentage of completion accounting. Under the provisions of SFAS 66, revenues and costs are recognized using the percentage of completion method of accounting for those communities that qualify when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to rental property, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. Revenues and costs of individual projects are recognized on the individual project's aggregate value of units for which the home buyers have signed binding agreements of sale, less an allowance for cancellations, and are based on the percentage of total estimated construction costs that have been incurred. Total estimated revenues and costs are reviewed periodically, and any change is applied to current and future periods.

Forfeited customer deposits are recognized as a reduction in the amount of revenues reversed in the period in which we determine that the customer will not complete the purchase of the home and when we determine that we have the right to retain the deposit.

Sales Incentives: In order to promote sales of our homes, we grant our home buyers sales incentives from time to time. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as special or additional options, are generally reflected as a reduction in sales revenues. Incentives that we pay to an outside party, such as paying some or all of a home buyer's closing costs, are recorded as an additional cost of revenues. Incentives are recognized at the time the home is delivered to the home buyer and we receive the sales proceeds.

Land Sales: Land sales revenues and cost of revenues are recorded at the time that title and possession of the property have been transferred to the buyer. We recognize the pro-rata share of land sales revenues and cost of land sales revenues to entities in which we have a 50% or less interest based upon the ownership percentage attributable to the non-Company partners. Any profit not recognized in a transaction reduces our investment in the entity or is recorded as an accrued expense on our consolidated balance sheets.

OFF-BALANCE SHEET ARRANGEMENTS

We have investments in and advances to various joint ventures and to Toll Brothers Realty Trust Group ("Trust") and Toll Brothers Realty Trust Group II ("Trust II"). At October 31, 2008, we had investments in and advances to these entities of $151.8 million, and were committed to invest or advance additional funds to these entities if needed and had guaranteed several of these entities' indebtedness and/or loan commitments. See Note 3 of the "Notes to Consolidated Financial Statements," "Investments in and Advances to Unconsolidated Entities" for more information regarding these entities. Our investments in these entities are accounted for using the equity method.

RESULTS OF OPERATIONS

The following table compares certain statement of operations items related to fiscal 2008, 2007 and 2006 ($ amounts in millions):

	Year ended October 31,					
	2008		2007		2006	
Revenues						
Completed contract	$ 3,106.3		$ 4,495.6		$ 5,945.2	
Percentage of completion	41.9		139.5		170.1	
Land sales	10.0		11.9		8.2	
	3,158.2		4,647.0		6,123.5	
Cost of revenues						
Completed contract	2,995.7	96.4%	3,905.9	86.9%	4,263.2	71.7%
Percentage of completion	36.2	86.5%	109.0	78.1%	132.3	77.8%
Land sales	4.8	48.0%	8.1	67.9%	7.0	85.6%
Interest	88.9	2.8%	102.4	2.2%	122.0	2.0%
	3,125.6	99.0%	4,125.4	88.8%	4,524.5	73.9%
Selling, general and administrative	429.9	13.6%	516.7	11.1%	573.4	9.4%
Goodwill impairment	3.2		9.0			
(Loss) income from operations	(400.5)		(4.1)		1,025.6	
(Loss) earnings from unconsolidated entities	(186.4)		(40.4)		48.4	
Interest and other	120.1		115.1		52.7	
(Loss) income before income taxes	(466.8)		70.7		1,126.6	
Income tax (benefit) provision	(169.0)		35.0		439.4	
Net (loss) income	$ (297.8)		$ 35.7		$ 687.2	

Note: Percentages for cost of revenues for completed contract, percentage of completion and land sales are based on the corresponding item under revenues. Percentages for interest expense and selling, general and administrative expenses are based on total revenues. Amounts may not add due to rounding.

FISCAL 2008 COMPARED TO FISCAL 2007

Unless otherwise stated, contracts signed represents a number or amount equal to the gross number or amount of contracts signed during the relevant period, less the number or amount of contracts cancelled during the relevant period, which includes contracts that were signed during the relevant period and contracts signed in prior periods.

REVENUES AND COSTS – COMPLETED CONTRACT

Revenues in fiscal 2008 were lower than those for fiscal 2007 by $1.39 billion, or 31%. The decrease was primarily attributable to a 29% decrease in the number of homes delivered and a 3% decrease in the average price of the homes delivered. The decrease in the number of homes delivered was primarily due to the lower backlog of homes at October 31, 2007 as compared to October 31, 2006. This lower backlog of homes was primarily the result of a 28% decrease in the number of net new contracts signed in fiscal 2007 over fiscal 2006. The decline in the average price of the homes delivered in fiscal 2008, as compared to fiscal 2007, was due primarily to higher sales incentives given on homes closed in fiscal 2008, as compared to fiscal 2007, which was offset by the settlement of units in several of our higher priced high-rise projects (not accounted for under the percentage of completion accounting method) in fiscal 2008 that did not have settlements in fiscal 2007, and a shift in product mix during fiscal 2008 to higher priced product. Sales incentives given on homes delivered in fiscal 2008 averaged $70,200 per home, as compared to $34,100 per home in fiscal 2007.

The aggregate value of net new sales contracts signed decreased 46% in fiscal 2008, as compared to fiscal 2007. The value of net new sales contracts signed was $1.61 billion (2,922 homes) in fiscal 2008 and $2.99 billion (4,413 homes) in fiscal 2007. The decrease in fiscal 2008 was the result of a 34% decrease in the number of net new contracts signed and a 19% decrease in the average value of each contract signed. We believe the decrease in the number of new contracts signed was attributable to the overall softening of demand for new homes. (See "Overview" above for an expanded discussion related to the decrease in the number of signed contracts and the slowdown in our business.)

The decrease in the average value of net new contracts signed in fiscal 2008, as compared to fiscal 2007, was due primarily to the higher sales incentives given to home buyers in fiscal 2008, as compared to fiscal 2007, and a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2008, as compared to fiscal 2007. At October 31, 2008, we were offering sales incentives that averaged approximately 9.5% of the sales price of the home, as compared to an average of approximately 7.5% at October 31, 2007.

At October 31, 2008, our backlog of homes under contract was $1.33 billion (2,046 homes), 53% lower than our $2.82 billion (3,867 homes) backlog at October 31, 2007. The decrease in backlog at October 31, 2008 compared to our backlog at October 31, 2007 was primarily attributable to a lower backlog at October 31, 2007, as compared to the backlog at October 31, 2006, and the decrease in the value and number of net new contracts signed in fiscal 2008, as compared to fiscal 2007, offset in part by lower deliveries in fiscal 2008, as compared to fiscal 2007.

Home costs, including inventory impairment charges and write-offs but before interest, as a percentage of home sales revenue were 96.4% in fiscal 2008, as compared to 86.9% in fiscal 2007. In fiscal 2008 and 2007, we recognized inventory impairment charges and write-offs of $645.0 million and $619.5 million, respectively. Excluding inventory impairment charges and write-offs, cost of revenues was 75.7% in fiscal 2008, as compared to 73.1% in fiscal 2007. The increase in the cost of revenues percentage before inventory impairment charges and write-offs was due primarily to higher sales incentives on the homes delivered and higher overhead costs per home due to decreased construction activity, offset in part by the positive impact on cost of sales on homes settled in fiscal 2008 from communities that had reduced inventory values as a result of impairments previously recognized.

REVENUES AND COSTS – PERCENTAGE OF COMPLETION

In fiscal 2008 and 2007, we recognized $41.9 million and $139.5 million of revenues, respectively, and $36.2 million and $109.0 million of costs (excluding interest), respectively, on projects accounted for using the percentage of completion method. This decline in revenues in fiscal 2008 was primarily the result of the delivery of available units to be sold in projects accounted for using the percentage of completion method and the lack of new projects that qualify under the accounting rules for the application of the percentage of completion accounting method. During the past two years, we completed construction on four projects for which we used the percentage of completion accounting method to recognize revenues and costs; the remaining units in these projects will be accounted for using the completed contract method of accounting. Based upon the current accounting rules and interpretations, we do not believe that any of our current or future communities qualify for the percentage of completion accounting method.

REVENUES AND COSTS – LAND SALES

We are developing several communities in which we expect to sell a portion of the land to other builders or unrelated entities. The amount and profitability of land sales will vary from year to year depending upon the sale and delivery of the specific land parcels. In fiscal 2008 and 2007, we recognized $10.0 million and $11.9 million of land sales revenues, respectively, and $4.8 million and $8.1 million of costs (excluding interest), respectively.

INTEREST EXPENSE

In our home building operations that are accounted for using the completed contract method of accounting, we determine interest expense on a specific lot-by-lot basis, and for land sales, on a parcel-by-parcel basis. As a percentage of total revenues, interest expense varies depending on many factors, including the period of time that we owned the land, the length of time that the homes delivered during the period were under construction, and the interest rates and the amount of debt carried by us in proportion to the amount of our inventory during those periods.

For projects that used the percentage of completion method of revenue recognition, we determined interest expense based on the total estimated interest for the project and the percentage of total estimated construction costs that had been incurred. Any change in the estimated interest expense for the project was applied to current and future periods from the date the estimate was made.

Interest expense as a percentage of revenues was 2.8% of total revenues in fiscal 2008, as compared to 2.2% in fiscal 2007. The increase in interest expense as a percentage of revenues in fiscal 2008 was due to the added length of time that the homes delivered in fiscal 2008 remained in inventory and accumulated additional capitalized interest. In addition, as our inventory has been reduced, there is less available inventory to which we allocate the interest incurred.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")

As a percentage of revenues, SG&A was 13.6% in fiscal 2008, as compared to 11.1% in fiscal 2007. SG&A spending decreased by $86.8 million, or 16.8%, in fiscal 2008, as compared to fiscal 2007. The reduction in spending was due primarily to reduced compensation costs and reduced costs for advertising, promotions and marketing.

GOODWILL IMPAIRMENT

During fiscal 2008, due to the continued decline of the Nevada and Florida housing markets, we re-evaluated the carrying value of goodwill associated with the acquisition of two small home builders in these markets. During fiscal 2007, due to the continued decline of the Detroit housing market, we re-evaluated the carrying value of goodwill associated with the acquisition of a small home builder. We estimated the fair value of our assets in these markets, including goodwill. Fair value was determined based on the discounted future cash flow expected to be generated in these markets. Based upon this evaluation and our expectation that these markets would not recover for a number of years, we determined that the related goodwill had been impaired. We recognized $3.2 million and $9.0 million of impairment charges in fiscal 2008 and 2007, respectively. After recognizing these charges, we do not have any goodwill remaining on our balance sheet at October 31, 2008.

LOSSES FROM UNCONSOLIDATED ENTITIES

We are a participant in several joint ventures and in the Trust and Trust II. We recognize our proportionate share of the earnings and losses from these entities. Many of our joint ventures are land development projects or high-rise/mid-rise construction projects and do not generate revenues and earnings for a number of years during the development of the property. Once development is complete, the joint ventures generally, over a relatively short period of time, are expected to generate revenues and earnings until all the assets of the entities are sold. Because there is not a steady flow of revenues and earnings from these entities, the operating results recognized from these entities will vary significantly from quarter to quarter and year to year.

In fiscal 2008, we recognized $186.4 million of losses from unconsolidated entities as compared to $40.4 million of losses in fiscal 2007. The loss in fiscal 2008 was the result of $200.7 million of impairment charges related to seven of our investments in unconsolidated entities. The loss in fiscal 2007 was attributable to $59.2 million of impairment charges related to two of our investments in unconsolidated entities.

INTEREST AND OTHER INCOME

For fiscal 2008 and 2007, interest and other income was $120.1 million and $115.1 million, respectively. The increase in other income in fiscal 2008, as compared to fiscal 2007, was primarily due to the recognition in fiscal 2008 of a gain of $40.2 million related to the receipt of proceeds from a condemnation judgment in the Company's favor, and higher interest income, offset, in part, by $24.7 million of gains from the sales of our cable TV and broadband Internet businesses and our security monitoring business, higher retained customer deposits, higher income from ancillary businesses and higher management fees in fiscal 2007.

(LOSS) INCOME BEFORE INCOME TAXES

For fiscal 2008, we reported a loss before income tax benefits of $466.8 million, as compared to $70.7 million of income before income taxes for fiscal 2007.

INCOME TAXES

In fiscal 2008, an income tax benefit was provided at an effective rate of 36.2%. In fiscal 2007, an income tax provision was provided at an effective rate of 49.6%. The effective tax rates for fiscal 2008 and 2007 are not comparable because of the impact of the individual components that comprise the benefit for income taxes that was recognized in fiscal 2008 related to our reported loss in fiscal 2008 and the impact of the individual components that comprise the provision for income taxes that was recognized in fiscal 2007 related to our reported income in fiscal 2007. See Note 7 to the "Notes to Consolidated Financial Statements," "Income Taxes," for additional information regarding the change in the income tax rates and the impact on the financial statements.

GEOGRAPHIC SEGMENTS

We operate in four geographic segments around the United States: the North, consisting of Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, New York, and Rhode Island; the Mid-Atlantic, consisting of Delaware, Maryland, Pennsylvania, Virginia and West Virginia; the South, consisting of Florida, Georgia, North Carolina, South Carolina and Texas; and the West, consisting of Arizona, California, Colorado and Nevada. We acquired and opened our first communities for sale in Georgia in fiscal 2007. We stopped selling homes in Rhode Island in the first quarter of fiscal 2008 and delivered our last home there in fiscal 2008. Our operations in Rhode Island were immaterial to the North geographic segment.

The following table summarizes by geographic segment total revenues and (loss) income before income taxes for each of the years ended October 31, 2008 and 2007 ($ amounts in millions):

	Revenues				Income (loss) before income taxes	
	2008 units	2007 units	2008	2007	2008	2007
North (a)	1,300	1,467	$ 932.9	$ 1,087.7	$ 0.9	$ 51.2
Mid-Atlantic (b)	1,443	2,137	881.0	1,340.6	(10.9)	206.4
South (c)	1,095	1,631	562.1	976.9	(170.0)	(20.4)
West (d)	905	1,452	782.8	1,241.8	(190.5)	(87.9)
Corporate and other					(96.3)	(78.6)
Total	4,743	6,687	$ 3,158.2	$ 4,647.0	$ (466.8)	$ 70.7

(a) Includes percentage of completion revenues of $37.5 million and $91.0 million in fiscal 2008 and 2007, respectively, and land revenues of $1.0 million and $3.5 million in fiscal 2008 and 2007, respectively.
(b) Includes land revenues of $2.4 million and $2.3 million in fiscal 2008 and 2007, respectively.
(c) Includes percentage of completion revenues of $4.4 million and $48.5 million in fiscal 2008 and 2007, respectively, and land revenues of $1.6 million and $6.1 million in fiscal 2008 and 2007, respectively.
(d) Includes land revenues of $5.1 million in fiscal 2008.

NORTH

Revenues in fiscal 2008 were lower than those in fiscal 2007 by $154.8 million, or 14%. The decrease in revenues was attributable to a decrease of $53.5 million in percentage of completion revenues and an 11% decrease in the number of homes delivered, partially offset by a 2% increase in the average price of homes delivered. The decrease in the number of homes delivered in the year ended October 31, 2008, as compared to fiscal 2007, was primarily due to lower backlog at October 31, 2007, as compared to October 31, 2006. The decline in backlog at October 31, 2007, as compared to October 31, 2006, was due primarily to an 11% decrease in the number of new contracts signed in fiscal 2007 over fiscal 2006. The increase in the average price of homes delivered in the year ended October 31, 2008, as compared to the year ended October 31, 2007, was primarily due to closings during fiscal 2008 in several high-rise completed contract communities in the New York and New Jersey urban markets, which had higher average prices than our typical product; we did not have any closings of this type of product in fiscal 2007. Excluding these deliveries, the average price of homes delivered in fiscal 2008 decreased 9%, as compared to fiscal 2007, primarily due to higher sales incentives and a shift in the number of settlements to less expensive products and/or locations in fiscal 2008.

The value of net new contracts signed during the year ended October 31, 2008 was $412.8 million, a 60% decline from the $1.03 billion of net new contracts signed during the year ended October 31, 2007. The decline in fiscal 2008, as compared to fiscal 2007, was due to a 50% decrease in the number of net new contracts signed and a 20% decrease in the average value of each contract. The decrease in the number of net new contracts signed in fiscal 2008 was primarily due to the continued slowdown in the housing market. The decline in the average sales price was primarily the result of: fewer net new contracts signed in the New York and New Jersey urban markets, which had higher average prices than our typical product, as several communities in these areas sold out in fiscal 2007; higher sales incentives given during the year ended October 31, 2008, as compared to the year ended October 31, 2007; and a shift in the number of contracts signed to less expensive product in fiscal 2008, as compared to fiscal 2007. The number of contract cancellations for the year ended October 31, 2008, was 271, as compared to 251 in the year ended October 31, 2007.

We reported $0.9 million of income before income taxes in the year ended October 31, 2008, as compared to income before income taxes of $51.2 million in the year ended October 31, 2007. The decrease in income was due to a $46.2 million loss from unconsolidated entities in fiscal 2008, as compared to $15.7 million of income in fiscal 2007, and lower revenues in fiscal 2008, as compared to fiscal 2007, offset, in part by the recognition of a $9.0 million charge for goodwill impairment in the first quarter of fiscal 2007, and lower selling, general and administrative costs and lower costs of revenues as a percentage of revenues in fiscal 2008, as compared to fiscal 2007. The loss from unconsolidated entities includes $57.9 million of impairment charges in fiscal

2008 related to two of these unconsolidated entities. The lower cost of revenues as a percentage of revenues in the year ended October 31, 2008, as compared to the year ended October 31, 2007, was primarily the result of lower inventory impairment charges recognized in fiscal 2008. In fiscal 2008, we recorded $112.5 million of inventory impairments, as compared to $122.9 million in fiscal 2007.

MID-ATLANTIC

Revenues in fiscal 2008 were lower than those in fiscal 2007 by $459.6 million, or 34%. The decrease in revenues for the year ended October 31, 2008 was attributable to a 32% decrease in the number of homes delivered (primarily in Virginia and Pennsylvania) and a 3% decrease in the average sales price of the homes delivered. The decrease in the number of homes delivered in fiscal 2008 was primarily due to a lower backlog at October 31, 2007, as compared to October 31, 2006. The decrease in the backlog of homes at October 31, 2007 was primarily the result of a 23% decrease in the number of net new contracts signed in fiscal 2007 over fiscal 2006. The decrease in the average price of the homes delivered in fiscal 2008, as compared to fiscal 2007, was primarily due to higher sales incentives given in fiscal 2008, as compared to fiscal 2007.

The value of net new contracts signed during fiscal 2008 of $564.2 million decreased 41% from the $950.4 million of net new contracts signed in fiscal 2007. The decline was due to a 32% decrease in the number of net new contracts signed and a 13% decrease in the average value of each contract. The decrease in the number of net new contracts signed was due primarily to continued weak demand, partially offset by lower cancellations for the year ended October 31, 2008, as compared to the year ended October 31, 2007. The number of contract cancellations decreased from 268 in fiscal 2007 to 205 in fiscal 2008. The decrease in the average value of each contract was primarily attributable to higher sales incentives given in fiscal 2008, as compared to fiscal 2007, and a shift in the number of contracts signed to less expensive products in Maryland and Virginia in fiscal 2008, as compared to fiscal 2007.

We reported a loss before income taxes of $10.9 million for the year ended October 31, 2008, as compared to income before income taxes of $206.4 million for the year ended October 31, 2007. This decline was primarily due to a decline in revenues and higher cost of revenues as a percentage of revenues in fiscal 2008, as compared to fiscal 2007, offset, in part, by lower selling, general and administrative expenses. For fiscal 2008, cost of revenues before interest as a percentage of revenues was 91.1%, as compared to 76.4% in fiscal 2007. The increase in the fiscal 2008 percentage was primarily the result of the higher inventory impairment charges recognized and increased sales incentives given to home buyers on the homes delivered. We recognized inventory impairment charges of $136.4 million in the year ended October 31, 2008, as compared to $72.3 million in the year ended October 31, 2007. As a percentage of revenues, higher sales incentives increased cost of revenues approximately 3.6% in fiscal 2008, as compared to fiscal 2007.

SOUTH

Revenues for the year ended October 31, 2008 were lower than those for the year ended October 31, 2007 by $414.8 million, or 42%. The decrease in revenues was attributable to a 33% decrease in the number of homes delivered, a 10% decrease in the average selling price of the homes delivered, and a reduction in percentage of completion revenues of $44.1 million. The decrease in the number of homes delivered was primarily attributable to our Florida operations, where we had a lower number of homes in backlog at October 31, 2007, as compared to October 31, 2006. The decrease in the backlog of homes at October 31, 2007 for the entire segment was primarily the result of a 36% decrease in the number of net new contracts signed in fiscal 2007 over fiscal 2006. The decrease in the average price of the homes delivered in fiscal 2008, as compared to fiscal 2007, was due to higher sales incentives given to home buyers and a greater percentage of this segment's settlements shifting to less expensive areas, primarily in Florida.

The value of net new contracts signed in fiscal 2008 was $326.1 million, a 29% decline from the $457.3 million of net new contracts signed in fiscal 2007. The decline was due to a 21% decrease in the number of net new contracts signed and a 10% decrease in the average value of each contract. The decrease in the number of net new contracts signed was attributable to the overall continued weak market conditions in North Carolina, South Carolina and Texas. In Florida, the number of net new contracts signed in fiscal 2008 increased 62% as compared to fiscal 2007. The increase in the number of net new contracts signed in Florida was due primarily to the decrease in the number of cancellations from 348 in fiscal 2007 to 118 in fiscal 2008. The number of cancellations in this geographic segment for the years ended October 31, 2008 and 2007 was 250 and 457, respectively. The decrease in the average value of each contract signed in fiscal 2008, as compared to fiscal 2007, for this geographic segment was primarily due to lower average sales prices in Florida, which was the result of higher sales incentives and a shift in the number of contracts signed to less expensive areas and products in fiscal 2008, as compared to fiscal 2007. In addition, the average value of each contract signed in Florida for the year ended October 31, 2008 was negatively impacted by cancellations at high-rise projects in fiscal 2008, which carried a higher average value per cancelled contract. The decreases in Florida's average value of each contract signed were offset, in part, by an increase in the average value of contracts signed in North Carolina, which was primarily due to a shift in the number of contracts signed to more expensive products in fiscal 2008, as compared to fiscal 2007.

We reported losses before income taxes for the years ended October 31, 2008 and 2007, of $170.0 million and $20.4 million, respectively. The increase in the loss was primarily due to a decline in revenues and higher cost of revenues as a percentage of revenues in fiscal 2008, as compared to fiscal 2007, partially offset by lower selling, general and administrative expenses in fiscal 2008, as compared to fiscal 2007. Cost of revenues before interest as a percentage of revenues was 116.3% for the year ended October 31, 2008, as compared to 92.3% in fiscal 2007. The increase in the fiscal 2008 percentage was primarily due to the higher inventory impairment charges recognized as well as increased sales incentives given to home buyers on the homes delivered during fiscal 2008, as compared to fiscal 2007. For the years ended October 31, 2008 and 2007, we recorded $200.1 million and $151.4 million, respectively, of inventory impairments. As a percentage of revenues, higher sales incentives increased cost of revenues approximately 4.7% in fiscal 2008, as compared to fiscal 2007.

WEST

Revenues in fiscal 2008 were lower than those in fiscal 2007 by $459.6 million, or 37%. The decrease in revenues was attributable to a 38% decrease in the number of homes delivered. The decrease in the number of homes delivered was primarily attributable to the lower number of homes in backlog at October 31, 2007, as compared to October 31, 2006, partially offset by a decrease in the number of contract cancellations in fiscal 2008 as compared to fiscal 2007. The decrease in the backlog of homes at October 31, 2007 was primarily the result of a 51% decrease in the number of net new contracts signed in fiscal 2007 over fiscal 2006.

The value of net new contracts signed during the year ended October 31, 2008 was $305.1 million, a 47% decline from $573.0 million of the net new contracts signed during the year ended October 31, 2007. The decline was due primarily to a 20% decrease in the number of net new contracts signed and a 33% decrease in the average value of each contract. The decrease in the number of net new contracts signed was primarily due to the continued depressed market conditions. In fiscal 2008, there were 267 contract cancellations, as compared to 608 in fiscal 2007. The decrease in the average value of each contract signed was attributable to increases in sales incentives given in fiscal 2008, as compared to, fiscal 2007, and in Arizona in fiscal 2008, the higher average value of the contracts cancelled, which resulted in a significantly lower average value of net new contracts signed in Arizona.

We reported losses before income taxes for the years ended October 31, 2008 and 2007, of $190.5 million and $87.9 million, respectively. The increase in the loss was attributable to lower revenues and higher cost of revenues as a percentage of revenues in fiscal 2008, as compared to fiscal 2007, and an increase in impairment charges related to unconsolidated entities in which we have investments from $59.2 million in fiscal 2007 to $141.3 million in fiscal 2008. For the years ended October 31, 2008 and 2007, cost of revenues before interest as a percentage of revenues was 100.1% and 93.4%, respectively. The increase in the fiscal 2008 percentages was primarily the result of increased sales incentives given to home buyers on the homes delivered and higher inventory impairment charges as a percentage of revenues, partially offset by the positive impact on the cost of sales percentage on homes settled in fiscal 2008 from communities that had reduced inventory values as a result of impairments previously recognized. As a percentage of revenues, higher sales incentives increased cost of revenues approximately 7.3% in fiscal 2008, as compared to fiscal 2007. We recognized inventory impairment charges of $196.0 million in fiscal 2008, as compared to $273.0 million in fiscal 2007. This segment benefited from the recognition of $40.2 million of income in fiscal 2008 related to the receipt of proceeds from a favorable condemnation judgment on property we controlled in this segment.

CORPORATE AND OTHER

Corporate and Other realized a loss before income taxes for the year ended October 31, 2008 of $96.3 million, an increase of $17.7 million from the $78.6 million loss before income taxes reported for the year ended October 31, 2007. This increase was primarily the result of a $24.7 million gain realized from the sale of our cable TV and broadband Internet business and security business in fiscal 2007 and lower management fee income in fiscal 2008, as compared to fiscal 2007, partially offset by higher interest income and lower corporate general and administrative expenses in fiscal 2008, as compared to fiscal 2007.

FISCAL 2007 COMPARED TO FISCAL 2006

REVENUES AND COSTS – COMPLETED CONTRACT

Revenues for fiscal 2007 were lower than those of fiscal 2006 by approximately $1.45 billion, or 24.4%. The decrease was attributable to a 22.3% decrease in the number of homes delivered and a 2.7% decrease in the average price of the homes delivered. The decrease in the number of homes delivered was primarily due to the lower backlog of homes at October 31, 2006 as compared to October 31, 2005, which was primarily the result of a 40.6% decrease in the number of contracts signed in fiscal 2006 versus fiscal 2005, and a decline of 27.6% in the number of contracts signed in fiscal 2007 as compared to fiscal 2006. The decrease in the average price of the homes delivered was due primarily to the increased sales incentives given to buyers on the homes delivered in fiscal 2007, as compared to fiscal 2006, offset in part by a slight change in the mix of homes delivered to higher priced homes.

The value of contracts signed in fiscal 2007 was $2.99 billion (4,413 homes). This represented a 32.2% decrease compared to the value of contracts signed in fiscal 2006 of $4.40 billion (6,099 homes). The decrease was attributable to a 27.6% decrease in the number of contracts signed in fiscal 2007 as compared to fiscal 2006, and a 6.3% decrease in the average value of each contract signed in fiscal 2007 as compared to fiscal 2006. We believe the decrease in the number of contracts signed was attributable to the increased number of cancellations, a decline in consumer confidence, an overall softening of demand for new homes and an oversupply of homes available for sale. The value of contracts cancelled in fiscal 2007 (including those signed in fiscal 2007 and those signed in prior periods but not cancelled until fiscal 2007) as a percentage of the gross value of contracts signed in fiscal 2007 was 27.9%, as compared to 17.8% in fiscal 2006.

We believe this slowdown was attributable to a decline in consumer confidence, an overall softening of demand for new homes, an oversupply of homes available for sale, the inability of some of our home buyers to sell their current home and the direct and indirect impact of the turmoil in the mortgage loan market. We attributed the reduction in demand to concerns on the part of prospective home buyers about the direction of home prices, due in part to the constant media attention with regard to the potential of mortgage foreclosures, many home builders' advertising price reductions and increased sales incentives, and concerns by prospective home buyers about being able to sell their existing homes. In addition, we believed speculators and buyers who bought homes as an investment were no longer helping to fuel demand. We tried to avoid selling homes to speculators, and we generally did not build detached homes without having a signed agreement of sale and receiving a substantial down payment from a buyer. Nonetheless, we were impacted by an overall increase in the supply of homes available for sale in many markets, as speculators attempted to sell the homes they previously purchased or cancelled contracts for homes under construction, and as those builders that as part of their business strategy were building homes in anticipation of capturing additional sales in a demand-driven market, attempted to reduce their inventories by lowering prices and adding incentives. In addition, based on the high cancellation rates reported by us and by other builders, non-speculative buyer cancellations were also adding to the supply of homes in the marketplace. The decline in the average sales price of new sales contracts signed was due primarily to a shift in the number of contracts signed to less expensive areas and/or smaller homes and the effect of increased sales incentives in fiscal 2007, as compared to fiscal 2006.

At October 31, 2007, our backlog of homes under contract accounted for under the completed contract method of accounting was $2.82 billion (3,867 homes), 34.8% lower than the $4.33 billion (6,141 homes) in backlog at October 31, 2006. The decrease in backlog at October 31, 2007, as compared to the backlog at October 31, 2006, was primarily attributable to a lower backlog at October 31, 2006, as compared to the backlog at October 31, 2005, and the decrease in the value and number of contracts signed in fiscal 2007, as compared to fiscal 2006, offset in part by the lower number of deliveries in fiscal 2007, as compared to fiscal 2006.

Home costs as a percentage of revenue were 86.9% in fiscal 2007 as compared to 71.7% in fiscal 2006. The increase in the fiscal 2007 percentage was primarily the result of the higher amount of inventory impairment charges recognized, increased sales incentives given to home buyers on the homes delivered and higher overhead costs per home delivered. In fiscal 2007 and 2006, we recognized inventory impairment charges of $619.5 million and $152.0 million, respectively. Fiscal 2007 cost of revenues as a percentage of revenues increased by approximately 2.6% due to the increased sales incentives and by 1% due to higher overhead costs per home.

REVENUES AND COSTS – PERCENTAGE OF COMPLETION

We were developing several projects for which we recognized revenues and costs using the percentage of completion method of accounting. Revenues and costs of individual projects were recognized on the individual project's aggregate value of units for which home buyers had signed binding agreements of sale and were based on the percentage of total estimated construction costs that had been incurred. Total estimated revenues and construction costs were reviewed periodically, and any changes were applied to current and future periods. In fiscal 2007 and 2006, we recognized $139.5 million and $170.1 million of revenues, respectively, and $109.0 million and $132.3 million of costs, respectively, on these projects. In fiscal 2007, cost of revenues as a percentage of revenues recognized of 78.1% was slightly higher than the fiscal 2006 percentage of 77.8%. The increase was due primarily to cost increases and a change in the mix of revenues recognized in fiscal 2007 to more costly projects. In fiscal 2007, we delivered $263.3 million (336 homes) in projects for which we are using the percentage of completion method of accounting.

At October 31, 2007, our backlog of homes in communities that we accounted for using the percentage of completion method of accounting was $30.2 million (net of $55.2 million of revenue recognized) compared to $154.3 million at October 31, 2006 (net of $170.1 million of revenue recognized). The decline in the backlog at October 31, 2007 was primarily the result of the recognition of revenues and a decline in contracts signed.

REVENUES AND COSTS - LAND SALES

We are developing several communities in which we expect to sell a portion of the land to other builders or entities. The amount and profitability of land sales will vary from year to year depending upon the sale and delivery of the specific land parcels. In fiscal 2007 and 2006, land sales revenues were $11.9 million and $8.2 million, respectively, and the cost of land sales revenues was approximately 67.9% and 85.6% of land sales revenues, respectively.

INTEREST EXPENSE

In our communities accounted for using the completed contract method of accounting, we determine interest expense on a specific lot-by-lot basis, and for land sales we determine interest expense on a parcel-by-parcel basis. As a percentage of total revenues, interest expense varies depending on many factors, including the period of time that we owned the land, the length of time that the homes delivered during the period were under construction, and the interest rates and the amount of debt carried by us in proportion to the amount of our inventory during those periods.

For projects that used the percentage of completion method of accounting, interest expense was determined based on the total estimated interest for the project and the percentage of total estimated construction costs that had been incurred. Any change in the estimated interest expense for the project was applied to current and future periods from the date the estimate was made.

Interest expense as a percentage of revenues was 2.2% in fiscal 2007, as compared to 2.0% in fiscal 2006.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")

SG&A spending decreased by $56.7 million, or 10%, in fiscal 2007, as compared to fiscal 2006. The reduction in spending was due primarily to cost reductions, offset in part by the expenses resulting from the increased number of communities from which we were operating during fiscal 2007, as compared to fiscal 2006. At October 31, 2007, we had 315 selling communities, a 5% increase over the 300 selling communities we had at October 31, 2006.

GOODWILL IMPAIRMENT

During fiscal 2007, due to the continued decline of the Detroit market, we re-evaluated the carrying value of goodwill associated with a 1999 acquisition. We estimated the fair value of our assets in this market, including goodwill. Fair value was determined based on the discounted future cash flow expected to be generated in this market. Based upon this evaluation and our expectation that this market would not recover for a number of years, we determined that the related goodwill was impaired. We recognized a $9.0 million impairment charge in fiscal 2007. After recognizing this charge, we did not have any goodwill remaining from this acquisition.

(LOSS) EARNINGS FROM UNCONSOLIDATED ENTITIES

We are a participant in several joint ventures and in the Trust and Trust II. We recognize our proportionate share of the earnings from these entities. Many of our joint ventures are land development projects or high-rise/mid-rise construction projects and do not generate revenues and earnings for a number of years during the development of the property. Once development is complete, the joint ventures will generally, over a relatively short period of time, generate revenues and earnings until all the assets of the entities are sold. Because there is not a steady flow of revenues and earnings from these entities, the earnings recognized from these entities will vary significantly from period to period. In fiscal 2007, we recognized $40.4 million of losses from unconsolidated entities as compared to $48.4 million of earnings in fiscal 2006. The fiscal 2007 loss was attributable to $59.2 million of impairment charges on two of our investments in unconsolidated entities in our quarter ended October 31, 2007.

INTEREST AND OTHER INCOME

In fiscal 2007, we recognized $115.1 million of interest and other income, as compared to $52.7 million in fiscal 2006. The $62.5 million increase in fiscal 2007 was primarily the result of the recognition into income of $36.5 million of retained customer deposits in fiscal 2007, as compared to $15.4 million in fiscal 2006, a $14.8 million gain realized from the sale of our security business, a $9.9 million gain realized from the sale of our cable TV and broadband Internet business, and an $8.8 million increase in interest income in fiscal 2007, as compared to 2006.

INCOME BEFORE INCOME TAXES

Income before taxes in fiscal 2007 was $70.7 million, a decrease of 93.7% from the $1.13 billion earned in fiscal 2006.

INCOME TAXES

Income taxes were provided at an effective rate of 49.6% in fiscal 2007, as compared to 39.0% in fiscal 2006. The increase in the effective tax rate in fiscal 2007, as compared to fiscal 2006 was due primarily to lower pretax income reported in fiscal 2007, as compared to fiscal 2006, and the greater impact of individual components of the provision for income taxes on the overall rate in fiscal 2007, as compared to the fiscal 2006 rate. The effective state income tax rate for fiscal 2007 was 21.4%, as compared to 7.0% in fiscal 2006. The increase in the state tax rate was the result of the allocation of our income and losses to the various taxing jurisdictions in which we operate and the tax rates in those jurisdictions. In addition, in fiscal 2007, we reported higher tax-free income, an increase in our estimated interest provided on anticipated tax assessments and a lower amount of expiring state tax provisions, as compared to fiscal 2006. We also recognized $8.7 million and $10.3 million of manufacturing and other tax credits in fiscal 2007 and fiscal 2006, respectively. As a percentage of income before taxes, the 2007 credits were significantly higher than the fiscal 2006 percentage. See Note 7 to the "Notes to Consolidated Financial Statements," "Income Taxes," for additional information regarding the change in the income tax rates and the impact on the financial statements.

GEOGRAPHIC SEGMENTS

We operate in four geographic segments around the United States: the North, consisting of Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio and Rhode Island; the Mid-Atlantic, consisting of Delaware, Maryland, Pennsylvania, Virginia and West Virginia; the South, consisting of Florida, Georgia, North Carolina, South Carolina and Texas; and the West, consisting of Arizona, California, Colorado and Nevada. We stopped selling homes in Ohio in fiscal 2005 and delivered our last home in that state in fiscal 2006. Our operations in Ohio were immaterial to the North segment. We acquired and opened for sale our first communities in Georgia in fiscal 2007.

The following table summarizes by geographic segments total revenues and income (loss) before income taxes for each of the years ended October 31, 2007 and 2006 ($ amounts in millions):

	Revenues				Income (loss) before income taxes	
	2007 units	2006 units	2007	2006	2007	2006
North (a)	1,467	1,983	$ 1,087.7	$ 1,444.2	$ 51.2	$ 281.9
Mid-Atlantic (b)	2,137	2,697	1,340.6	1,777.9	206.4	491.8
South (c)	1,631	2,017	976.9	1,192.4	(20.4)	161.8
West	1,452	1,904	1,241.8	1,709.0	(87.9)	338.5
Corporate and other					(78.6)	(147.4)
Total	6,687	8,601	$ 4,647.0	$ 6,123.5	$ 70.7	$ 1,126.6

(a) Includes percentage of completion revenues of $91.0 million and $110.3 million in fiscal 2007 and 2006, respectively, and land sales revenues of $3.5 million and $0.4 million in fiscal 2007 and 2006, respectively.
(b) Includes land sales revenues of $2.3 million and $0.2 million in fiscal 2007 and 2006, respectively.
(c) Includes percentage of completion revenues of $48.5 million and $59.8 million in fiscal 2007 and 2006, respectively, and land sales revenues of $6.1 million and $7.4 million in fiscal 2007 and 2006, respectively.

NORTH

Revenues in fiscal 2007 were lower than those for fiscal 2006 by $356.5 million, or 25%. The decrease in revenues was attributable to a 26% decrease in the number of homes delivered and a reduction in percentage of completion revenues of $19.3 million, offset, in part, by a 1% increase in the average price of the homes delivered. Approximately 75% of the decrease in revenues related to the New Jersey suburban markets, where the number of homes delivered decreased 37% and the average price of the homes delivered decreased 6%. The decrease in the number of homes delivered in fiscal 2007, as compared to fiscal 2006, was primarily due to the lower backlog of homes at October 31, 2006, as compared to October 31, 2005, which was the result of a 27% decrease in the number of new contracts signed in fiscal 2006 over fiscal 2005, and the increased cancellation rates by home buyers in fiscal 2007, as compared to the rates in fiscal 2006.

The value of new contracts signed in fiscal 2007 was $1.03 billion, a 13% decline from the $1.18 billion of contracts signed in fiscal 2006. The number of net new contracts signed and the average value of each contract decreased 11% and 2%, respectively. The decline in new contracts signed in fiscal 2007 was primarily due to a slowdown in the housing market, predominantly in Illinois, Michigan and the suburban New Jersey markets. However, in New York and the urban markets of northern New Jersey, net new signed contracts increased by $108.4 million for the year ended October 31, 2007, as compared to the same period in 2006. The contract cancellation rates for fiscal 2007 and fiscal 2006 were 14.7% and 8.7%, respectively.

Income before income taxes in fiscal 2007 was $51.2 million, a decrease of $230.7 million from the $281.9 million reported for fiscal 2006. This decrease was due to less profit realized on the lower revenues in fiscal 2007, higher costs of revenues in fiscal 2007 as compared to fiscal 2006, and a $16.0 million decrease in income realized from unconsolidated entities in fiscal 2007 as compared to fiscal 2006. Cost of revenues before interest as a percentage of revenues was 86.3% in fiscal 2007 versus 74.3% in fiscal 2006. The increase in the fiscal 2007 percentage was primarily the result of the higher inventory impairment charges recognized, increased sales incentives given to home buyers on the homes delivered and higher land and direct costs as a percentage of the revenues from homes delivered. In fiscal 2007 and 2006, we recognized inventory impairment charges of $122.9 million and $46.7 million, respectively. As a percentage of revenues, the higher land and direct costs increased cost of revenues approximately 2.0% and sales incentives increased cost of revenues approximately 1.3%.

MID-ATLANTIC

Revenues in fiscal 2007 were lower than those for fiscal 2006 by $437.3 million, or 25%. The decrease in revenues was attributable to a 21% decrease in the number of homes delivered (primarily in Virginia), and a 5% decrease in the average sales price of the homes delivered. The decrease in the number of homes delivered was primarily due to the lower backlog of homes at October 31, 2006, as compared to October 31, 2005. The decrease in the backlog of homes was primarily the result of a 43% decrease in the number of net new contracts signed in fiscal 2006 over fiscal 2005, due to weak demand and a significantly higher number of contract cancellations in fiscal 2006, as compared to fiscal 2005. The decrease in the average price of the homes delivered in the fiscal year 2007, as compared to fiscal 2006, was primarily related to a change in the mix of communities delivering homes in Maryland to a lower price point product.

The value of net new contracts signed during the year ended October 31, 2007 of $950.4 million decreased 25% from the net new contracts signed of $1.26 billion in the comparable period of fiscal 2006. The decline was due primarily to a 23% decrease in the number of net new contracts signed and a 3% decrease in the average value of each contract. The decline in the number of net new contracts signed was due primarily to continued weak demand and an increase in contract cancellation rates. The contract cancellation rates for the years ended October 31, 2007 and 2006 were 15.1% and 13.3%, respectively.

Income before income taxes in fiscal 2007 was $206.4 million, a decrease of $285.4 million from the $491.8 million reported for fiscal 2006.This decrease was attributable to lower revenues and higher cost of revenues in fiscal 2007, as compared to fiscal 2006. For the years ended October 31, 2007 and 2006, cost of revenues before interest as a percentage of revenues was 76.4% and 65.3%, respectively. The increase in the fiscal 2007 percentage was primarily the result of the higher amount of inventory impairment charges recognized, increased sales incentives given to home buyers on the homes delivered and higher land costs as a percentage of the revenues from homes delivered. We recognized inventory impairment charges of $72.3 million and $7.7 million in fiscal 2007 and 2006, respectively. The higher sales incentives and land costs increased cost of revenues as a percentage of revenues approximately 3.4% and 1.8%, respectively.

SOUTH

Revenues in fiscal 2007 were lower than those of fiscal 2006 by $215.5 million, or 18%. The decrease in revenues was attributable to a 19% decrease in the number of homes delivered and a reduction in percentage of completion revenues of $11.3 million, partially offset by a 1% increase in the average selling price of the homes delivered. The decrease in the number of homes delivered in fiscal 2007, as compared to fiscal 2006, was primarily attributable to our Florida operations, where we had a lower number of homes in backlog at October 31, 2006, as compared to October 31, 2005, and increased cancellations rates by home buyers in 2007 versus 2006.

For the year ended October 31, 2007, the value of net new contracts signed was $457.3 million, as compared to $800.3 million in the comparable period of fiscal 2006, a decrease of 43%. The decline was due to decreases in the number of net new contracts signed and the average value of each contract of 36% and 11%, respectively. The decrease in the number of net new contracts signed was attributable to weak market conditions, especially in Florida, and a significantly higher number of contract cancellations. In fiscal years 2007 and 2006, the cancellation rate in Florida was 60.7% and 28.2%, respectively. For the entire region, the cancellation rate was 35.5% and 20.3% for the years ended October 31, 2007 and 2006, respectively. The decrease in the average sales price was primarily due to a shift in the number of contracts to areas with lower priced homes in fiscal 2007 compared to fiscal 2006.

We reported a loss before income taxes for the year ended October 31, 2007 of $20.4 million, as compared to income before taxes of $161.8 million in fiscal 2006. This decrease was primarily due to a higher cost of revenues as a percentage of total revenues in fiscal 2007, as compared to fiscal 2006, partially offset by higher retained customer deposits on contract cancellations. Cost of revenues before interest as a percentage of revenues was 92.3% in fiscal 2007, as compared to 77.5% in fiscal 2006. The increase in the fiscal 2007 percentage was primarily due to the higher amount of inventory impairment charges recognized, and increased sales incentives given to home buyers on the homes delivered, offset, in part, by lower overhead costs. In fiscal 2007 and 2006, we recognized inventory impairment charges of $151.4 million and $16.6 million, respectively. As a percentage of revenues, higher sales incentives increased cost of revenues approximately 3.9% while lower overhead costs decreased the cost of revenues approximately 2.6%.

WEST

Revenues in fiscal 2007 were lower than those for fiscal 2006 by $467.2 million, or 27%. The decrease in revenues was attributable to declines in the number of homes delivered and in the average price of homes delivered of 24% and 5%, respectively. The decrease in the number of homes delivered was primarily attributable to the lower number of homes in backlog at October 31, 2006, as compared to October 31, 2005, a significantly higher number of contract cancellations in fiscal 2007 than in fiscal 2006 and higher sales incentives in fiscal 2007 versus 2006.

The value of net new contracts signed in the year ended October 31, 2007 of $573.0 million decreased 53% from the net new contracts signed of $1.22 billion in fiscal 2006. The decline was primarily due to a 51% decrease in the number of net new contracts signed in fiscal 2007 as compared to fiscal 2006, which was attributable to weak demand and higher than normal contract cancellations. The cancellation rate for the year ended October 31, 2007 was 49.5%, as compared to 28.2% for the year ended October 31, 2006.

For fiscal 2007, we reported a loss before income taxes of $87.9 million, compared to income before income taxes of $338.5 million for fiscal 2006. This decrease was attributable to lower revenues and higher cost of revenues in fiscal 2007, as compared to fiscal 2006, and a $59.2 million impairment charge in fiscal 2007 related to two unconsolidated entities in which we have investments. For the years ended October 31, 2007 and 2006, cost of revenues before interest as a percentage of revenues was 93.4% and 72.8%, respectively. The increase in the fiscal 2007 percentage was primarily the result of the higher amount of inventory impairment charges recognized and increased sales incentives given to home buyers on the homes delivered. We recognized inventory impairment charges of $273.0 million and $81.0 million in fiscal 2007 and 2006, respectively. The higher sales incentives increased cost of revenues as a percentage of revenue approximately 2.3%.

OTHER

Other loss before income taxes for fiscal 2007 was $78.6 million, a decrease of $68.8 million from the $147.4 million loss before income taxes reported for fiscal 2006. This decline was primarily the result of lower general and administrative costs attributable to lower compensation expenses, a $14.8 million gain realized from the sale of our security business, a $9.9 million gain realized from the sale of our cable TV and broadband Internet business, and higher interest income.

CAPITAL RESOURCES AND LIQUIDITY

Funding for our business has been provided principally by cash flow from operating activities before inventory additions, unsecured bank borrowings and the public debt and equity markets. Prior to fiscal 2008, we used our cash flow from operating activities, before inventory additions, bank borrowings and the proceeds of public debt and equity offerings, to acquire additional land for new communities, fund additional expenditures for land development, fund construction costs needed to meet the requirements of our backlog, invest in unconsolidated entities, purchase our stock, and repay debt.

In fiscal 2008, our cash and cash equivalents increased by $733.2 million to $1.63 billion. Cash flow from operating activities was $826.8 million. Cash flow from operating activities was generated primarily from income before inventory and investment impairment losses, reductions in inventory, and a decrease in contracts receivable related to percentage of completion accounting, offset, in part, by a decrease in accounts payable and accrued expenses (excluding accruals of estimated liabilities to various joint ventures), a decrease in customer deposits and an increase in deferred tax assets. The decreased inventory, contracts receivable, accounts payable and customer deposits were due primarily to the decline in our business as previously discussed. We used $64.6 million of cash flow in investing activities, primarily for additional investments in unconsolidated entities. In addition, we used $29.0 million of cash flow in financing activities, primarily for the repayment of debt, offset in part, by cash generated from stock-based benefit plans and the tax benefits of stock-based compensation.

In fiscal 2007, we generated $267.8 million of cash, including $330.5 million from operating activities and $25.6 million from investing activities, offset, in part, by the use of $88.2 million in financing activities. In the fiscal 2007 period, net cash generated from operating activities was primarily attributable to net income before write-offs, offset, in part, by a reduction in accounts payable and accrued expenses, a reduction in customer deposits and an increase in deferred tax assets.

At October 31, 2008, the aggregate purchase price of land parcels under option and purchase agreements was approximately $637.0 million (including $147.0 million of land to be acquired from joint ventures in which we have invested). Of the $637.0 million of land purchase commitments, we had paid or deposited $70.8 million and had invested in or guaranteed loans on behalf of our joint ventures of $113.4 million which will be credited against the purchase price of the land. The purchases of these land parcels are scheduled over the next several years. We have additional land parcels under option that have been excluded from the aforementioned aggregate purchase amounts since we do not believe that we will complete the purchase of these land parcels and no additional funds will be required from us.

In general, our cash flow from operating activities assumes that, as each home is delivered, we will purchase a home site to replace it. Because we own several years' supply of home sites, we do not need to buy home sites immediately to replace those which we deliver. In addition, we generally do not begin construction of our single-family detached homes until we have a signed contract with the home buyer, although in the past several years, due to the high cancellation rate of customer contracts and the increase in the number of attached-home communities from which we were operating (all of the units of which are generally not sold prior to the commencement of construction), the number of speculative homes in our inventory increased significantly. Should our business remain at its current level or decline from present levels, we believe that our inventory levels would continue to decrease as we complete and deliver the homes under construction but do not commence construction of as many new homes, as we complete the improvements on the land we already own and as we sell and deliver the speculative homes that are currently in inventory, resulting in additional cash flow from operations. In addition, we might continue to delay or curtail our acquisition of additional land, as we have since the second half of fiscal 2006, which would further reduce our inventory levels and cash needs. At October 31, 2008, we owned or controlled through options approximately 39,800 home sites, as compared to approximately 59,300 at October 31, 2007, and approximately 91,200 at April 30, 2006, the high point of our home sites owned and controlled.

During the past several years, we have had a significant amount of cash invested in either short-term cash equivalents or short-term interest-bearing marketable securities. In addition, we have made a number of investments in unconsolidated entities related to the acquisition and development of land for future home sites or in entities that are constructing or converting apartment buildings into luxury condominiums. Our investment activities related to marketable securities and to investments in and distributions of investments from unconsolidated entities are contained in the "Consolidated Statements of Cash Flows" under "Cash flow from investing activities."

We have a $1.89 billion credit facility consisting of a $1.56 billion unsecured revolving credit facility and a $331.7 million term loan facility (collectively, the "Credit Facility") with 32 banks, which extends to March 2011. At October 31, 2008, we had no outstanding borrowings against the revolving credit facility but had letters of credit of approximately $236.8 million outstanding under it. Under the terms of the Credit Facility, our maximum leverage ratio (as defined in the agreement) may not exceed 2.00 to 1.00 and at October 31, 2008, we were required to maintain a minimum tangible net worth (as defined in the agreement) of approximately $2.25 billion. At October 31, 2008, our leverage ratio was approximately 0.145 to 1.00, and our tangible net worth was approximately $3.22 billion.

We believe that we will be able to continue to fund our current operations and meet our contractual obligations through a combination of existing cash resources and our existing sources of credit. Due to the deterioration of the credit markets and the uncertainties that exist in the economy and for home builders in general, we cannot be certain that we will be able to replace existing financing or find sources of additional financing in the future.

CONTRACTUAL OBLIGATIONS

The following table summarizes our estimated contractual payment obligations at October 31, 2008 (amounts in millions):

	2009	2010 - 2011	2012 - 2013	Thereafter	Total
Senior and senior subordinated notes (a)	$ 94.1	$ 369.3	$ 811.0	$ 628.1	$1,902.5
Loans payable (a)	94.7	564.5	2.0	14.7	675.9
Mortgage company warehouse loan (a)	38.8				38.8
Operating lease obligations	11.7	16.9	11.3	18.4	58.3
Purchase obligations (b)	299.8	360.4	86.2	58.1	804.5
Retirement plans (c)	5.8	3.9	10.6	34.8	55.1
Other	.7	1.4	1.4		3.5
	$ 545.6	$1,316.4	$ 922.5	$ 754.1	$3,538.6

(a) Amounts include estimated annual interest payments until maturity of the debt. Of the amounts indicated, $1.49 billion of the senior and senior subordinated notes, $613.6 million of loans payable, and $37.9 million of the mortgage company warehouse loan were recorded on the October 31, 2008 Consolidated Balance Sheet.

(b) Amounts represent our expected acquisition of land under options or purchase agreements and the estimated remaining amount of the contractual obligation for land development agreements secured by letters of credit and surety bonds.

(c) Amounts represent our obligations under our 401(k), deferred compensation and supplemental executive retirement plans. Of the total amount indicated, $37.4 million has been recorded on the October 31, 2008 Consolidated Balance Sheet.

INFLATION

The long-term impact of inflation on us is manifested in increased costs for land, land development, construction and overhead. We generally contract for land significantly before development and sales efforts begin. Accordingly, to the extent land acquisition costs are fixed, increases or decreases in the sales prices of homes will affect our profits. Prior to the current downturn in the economy and the decline in demand for homes, the sales prices of our homes generally increased. Because the sales price of each of our homes is fixed at the time a buyer enters into a contract to purchase a home, and because we generally contract to sell our homes before we begin construction, any inflation of costs in excess of those anticipated may result in lower gross margins. We generally attempt to minimize that effect by entering into fixed-price contracts with our subcontractors and material suppliers for specified periods of time, which generally do not exceed one year. The slowdown in the home building industry over the past several years and the decline in the sales prices of our homes, without a corresponding reduction in the costs, have had an adverse impact on our profitability.

In general, housing demand is adversely affected by increases in interest rates and housing costs. Interest rates, the length of time that land remains in inventory and the proportion of inventory that is financed affect our interest costs. If we are unable to raise sales prices enough to compensate for higher costs, or if mortgage interest rates increase significantly, affecting prospective buyers' ability to adequately finance home purchases, our revenues, gross margins and net income would be adversely affected. Increases in sales prices, whether the result of inflation or demand, may affect the ability of prospective buyers to afford new home.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk primarily due to fluctuations in interest rates. We utilize both fixed-rate and variable-rate debt. For fixed-rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our earnings or cash flow. Conversely, for variable-rate debt, changes in interest rates generally do not affect the fair market value of the debt instrument but do affect our earnings and cash flow. We do not have the obligation to prepay fixed-rate debt prior to maturity, and, as a result, interest rate risk and changes in fair market value should not have a significant impact on such debt until we are required to refinance such debt.

At October 31, 2008, our debt obligations, principal cash flows by scheduled maturity, weighted-average interest rates, and estimated fair value were as follows ($ amounts in thousands):

	Fixed-rate debt		Variable-rate debt (a)	
Fiscal year of maturity	Amount	Weighted-average interest rate	Amount	Weighted-average interest rate
2009	$ 45,420	6.90%	$ 57,660	5.45%
2010	19,822	6.18%	168,332	4.88%
2011	205,669	8.17%	331,817	5.02%
2012	150,038	8.25%	150	1.75%
2013	550,890	6.46%	150	1.75%
Thereafter	601,968	5.05%	12,545	1.75%
Discount	(6,555)			
Total	$1,567,252	6.32%	$ 570,654	4.95%
Fair value at October 31, 2008	$1,238,110		$ 570,654	

(a) Based upon the amount of variable-rate debt outstanding at October 31, 2008, and holding the variable-rate debt balance constant, each 1% increase in interest rates would increase the interest incurred by us by approximately $5.7 million per year.

CONTRACTS, REVENUES AND BACKLOG BY GEOGRAPHIC REGION

We operate in the following four geographic segments around the United States: the North, consisting of Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio and Rhode Island; the Mid-Atlantic, consisting of Delaware, Maryland, Pennsylvania, Virginia and West Virginia; the South, consisting of Florida, Georgia, North Carolina, South Carolina and Texas; and the West, consisting of Arizona, California, Colorado and Nevada. We began operations in Georgia in the fourth quarter of fiscal 2007. We stopped selling homes in Ohio in fiscal 2005 and delivered our last home there in fiscal 2006. We stopped selling homes in Rhode Island in the first quarter of fiscal 2008 and delivered our last home there in the first quarter of fiscal 2008. Our operations in Ohio and Rhode Island were immaterial to the North geographic segment.

The following table summarizes by geographic segment, closings and new contracts signed during fiscal 2008, 2007 and 2006, and backlog at October 31, 2008, 2007 and 2006:

Revenues - Twelve months ended October 31,

	Units			$ (In millions)		
	2008	2007	2006	2008	2007	2006
Completed contract communities (1):						
North	1,300	1,467	1,983	$ 894.4	$ 993.1	$1,333.9
Mid-Atlantic	1,443	2,137	2,697	878.6	1,338.4	1,777.5
South	1,095	1,631	2,017	556.2	922.3	1,124.8
West	905	1,452	1,904	777.1	1,241.8	1,709.0
Total	4,743	6,687	8,601	3,106.3	4,495.6	5,945.2
Percentage of completion communities (2):						
North				37.5	91.0	110.3
South				4.4	48.5	59.8
Total	-	-	-	41.9	139.5	170.1
Total						
North	1,300	1,467	1,983	931.9	1,084.1	1,444.2
Mid-Atlantic	1,443	2,137	2,697	878.6	1,338.4	1,777.5
South	1,095	1,631	2,017	560.6	970.8	1,184.6
West	905	1,452	1,904	777.1	1,241.8	1,709.0
Total consolidated	4,743	6,687	8,601	$3,148.2	$4,635.1	$6,115.3

For (1) and (2) see page 35.

Contracts - Twelve months ended October 31,

	Units			$ (In millions)		
	2008	2007	2006	2008	2007	2006
Completed contract communities (1):						
North	739	1,458	1,612	$ 406.0	$ 1,007.4	$ 1,134.2
Mid-Atlantic	1,028	1,505	1,942	564.2	950.4	1,262.8
South	660	829	1,290	332.3	454.9	784.3
West	495	621	1,255	305.1	573.0	1,220.3
Total	2,922	4,413	6,099	1,607.6	2,985.7	4,401.6
Percentage of completion communities:						
North	8	27	61	6.8	22.0	43.1
South	(3)		4	(6.2)	2.4	16.0
Total	5	27	65	0.6	24.4	59.1
Total						
North	747	1,485	1,673	412.8	1,029.4	1,177.3
Mid-Atlantic	1,028	1,505	1,942	564.2	950.4	1,262.8
South	657	829	1,294	326.1	457.3	800.3
West	495	621	1,255	305.1	573.0	1,220.3
Total consolidated	2,927	4,440	6,164	$ 1,608.2	$ 3,010.1	$ 4,460.7

Backlog at October 31,

	Units			$ (In millions)		
	2008	2007	2006	2008	2007	2006
Completed contract communities (1):						
North	870	1,431	1,440	$ 562.5	$1,051.0	$1,036.7
Mid-Atlantic	558	973	1,605	362.3	676.7	1,064.7
South	354	789	1,591	205.1	428.9	896.4
West	264	674	1,505	195.6	667.6	1,336.3
Total	2,046	3,867	6,141	1,325.5	2,824.2	4,334.1
Percentage of completion communities (2):						
North		66	316		38.7	210.4
South		17	76		46.7	114.0
Less revenue recognized on units remaining in backlog					(55.2)	(170.1)
Total	-	83	392	-	30.2	154.3
Total						
North	870	1,497	1,756	562.5	1,089.7	1,247.1
Mid-Atlantic	558	973	1,605	362.3	676.7	1,064.7
South	354	806	1,667	205.1	475.6	1,010.4
West	264	674	1,505	195.6	667.6	1,336.3
Less revenue recognized on units remaining in backlog					(55.2)	(170.1)
Total consolidated	2,046	3,950	6,533	$1,325.5	$2,854.4	$4,488.4

(1) Completed contract communities' revenues, contracts and backlog include certain projects that have extended sales and construction cycles. Information related to revenue recognized in these projects and contracts signed in these projects during the twelve-month periods ended October 31, 2008, 2007 and 2006, and the backlog of undelivered homes in these projects at October 31, 2008, 2007 and 2006, is provided below.

Revenues - Twelve months ended October 31,

	Units			$ (In millions)		
	2008	2007	2006	2008	2007	2006
North	311	52		$ 288.3	$ 70.3	
Mid-Atlantic	62			25.9		
West	13			9.3		
Total	386	52		$ 323.5	$ 70.3	
Contracts - Twelve months ended October 31,						
North	(8)	329	240	$ (1.8)	$ 325.4	$ 228.4
Mid-Atlantic	(1)	14	28	0.1	6.4	10.6
West	(36)	(6)	19	(21.2)	(4.0)	12.7
Total	(45)	337	287	$ (22.9)	$ 327.8	$ 251.7
Backlog at October 31,						
North	214	533	256	$ 208.8	$ 499.0	$ 244.0
Mid-Atlantic	9	72	58	4.2	30.0	23.6
West		20	26		14.2	18.2
Total	223	625	340	$ 213.0	$ 543.2	$ 285.8

(2) Percentage of completion deliveries in the twelve-month periods ended October 31, 2008 and 2007 are provided below. No deliveries of units from projects accounted for using the percentage of completion method of accounting were made in the twelve months ended October 31, 2006.

	Units			$ (In millions)		
	2008	2007	2006	2008	2007	2006
North	74	277		$ 45.6	$ 193.7	
South	14	59		40.5	69.6	
Total	88	336	-	$ 86.1	$ 263.3	-

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of October 31, 2008.

Toll Brothers, Inc.'s independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report, which is included herein, on the effectiveness of Toll Brothers, Inc.'s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF TOLL BROTHERS, INC.

We have audited Toll Brothers, Inc.'s internal control over financial reporting as of October 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Toll Brothers, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Toll Brothers, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Toll Brothers, Inc. and subsidiaries as of October 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2008 of Toll Brothers, Inc. and subsidiaries and our report dated December 18, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania
December 18, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF TOLL BROTHERS, INC.

We have audited the accompanying consolidated balance sheets of Toll Brothers, Inc. and subsidiaries as of October 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toll Brothers, Inc. and subsidiaries at October 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48 on November 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Toll Brothers, Inc.'s internal control over financial reporting as of October 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 18, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
December 18, 2008

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	Year ended October 31,		
	2008	2007	2006
Revenues:			
Completed contract	$3,106,293	$4,495,600	$5,945,169
Percentage of completion	41,873	139,493	170,111
Land sales	10,047	11,886	8,173
	3,158,213	4,646,979	6,123,453
Cost of revenues:			
Completed contract	2,995,718	3,905,907	4,263,200
Percentage of completion	36,221	108,954	132,268
Land sales	4,818	8,069	6,997
Interest	88,861	102,447	121,993
	3,125,618	4,125,377	4,524,458
Selling, general and administrative	429,894	516,729	573,404
Goodwill impairment	3,233	8,973	
(Loss) income from operations	(400,532)	(4,100)	1,025,591
Other:			
(Loss) earnings from unconsolidated entities	(186,393)	(40,353)	48,361
Interest and other income	120,138	115,133	52,664
(Loss) income before income taxes	(466,787)	70,680	1,126,616
Income tax (benefit) provision	(168,977)	35,029	439,403
Net (loss) income	$ (297,810)	$ 35,651	$ 687,213
(Loss) earnings per share:			
Basic	$ (1.88)	$ 0.23	$ 4.45
Diluted	$ (1.88)	$ 0.22	$ 4.17
Weighted-average number of shares:			
Basic	158,730	155,318	154,300
Diluted	158,730	164,166	164,852

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	October 31 2008	October 31 2007
ASSETS		
Cash and cash equivalents	$1,633,495	$ 900,337
Inventory	4,127,475	5,572,655
Property, construction and office equipment, net	86,462	84,265
Receivables, prepaid expenses and other assets	113,762	135,910
Contracts receivable		46,525
Mortgage loans receivable	49,255	93,189
Customer deposits held in escrow	18,913	34,367
Investments in and advances to unconsolidated entities	151,771	183,171
Deferred tax assets, net	405,703	169,897
	$6,586,836	$7,220,316
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Loans payable	$ 613,594	$ 696,814
Senior notes	1,143,445	1,142,306
Senior subordinated notes	343,000	350,000
Mortgage company warehouse loan	37,867	76,730
Customer deposits	135,591	260,155
Accounts payable	134,843	236,877
Accrued expenses	738,596	724,229
Income taxes payable	202,247	197,960
Total liabilities	3,349,183	3,685,071
Minority interest	-	8,011
Stockholders' equity:		
Preferred stock, none issued		
Common stock, 160,370 and 157,028, issued at October 31, 2008 and 2007	1,604	1,570
Additional paid-in capital	282,090	227,561
Retained earnings	2,953,655	3,298,925
Treasury stock, at cost - 1 and 20 held at October 31, 2008 and 2007	(21)	(425)
Accumulated other comprehensive income (loss)	325	(397)
Total stockholders' equity	3,237,653	3,527,234
	$6,586,836	$7,220,316

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in thousands)

	Common stock Shares	Common stock $	Additional Paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance, November 1, 2005	154,943	$ 1,563	$242,546	$2,576,061	$ (56,599)		$2,763,571
Net income				687,213			687,213
Purchase of treasury stock	(3,632)				(109,845)		(109,845)
Exercise of stock options	2,181		(48,576)		81,925		33,349
Executive bonus award	296		(125)		11,051		10,926
Employee benefit plan issuances	110		(123)		3,727		3,604
Issuance of restricted stock	1				47		47
Stock-based compensation			26,748				26,748
Amortization of unearned compensation			313				313
Balance, October 31, 2006	153,899	1,563	220,783	3,263,274	(69,694)		3,415,926
Net income				35,651			35,651
Purchase of treasury stock	(67)		1		(1,818)		(1,817)
Exercise of stock options	2,714	7	(19,649)		57,357		37,715
Executive bonus award	242		1,178		7,601		8,779
Employee benefit plan issuances	134		653		3,229		3,882
Issuance of restricted stock	86		(3,125)		2,900		(225)
Stock-based compensation			26,964				26,964
Amortization of unearned compensation			756				756
Impact of adoption of SFAS 158, net of tax						$ (397)	(397)
Balance, October 31, 2007	157,008	1,570	227,561	3,298,925	(425)	(397)	3,527,234
Net loss				(297,810)			(297,810)
Purchase of treasury stock	(94)	(1)			(1,994)		(1,995)
Exercise of stock options	3,423	34	30,612		2,398		33,044
Impact of adoption of FIN 48				(47,460)			(47,460)
Employee benefit plan issuances	31	1	662				663
Issuance of restricted stock	1		26				26
Stock-based compensation			22,559				22,559
Amortization of unearned compensation			670				670
Other comprehensive income						722	722
Balance, October 31, 2008	160,369	$ 1,604	$282,090	$2,953,655	$ (21)	$ 325	$3,237,653

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended October 31		
	2008	2007	2006
Cash flow from operating activities:			
Net (loss) income	$ (297,810)	$ 35,651	$ 687,213
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Inventory impairments	644,991	619,516	152,045
Impairments of investments in unconsolidated entities	200,652	59,242	
Earnings from unconsolidated entities	(14,259)	(18,889)	(48,361)
Distributions of earnings from unconsolidated entities	41,937	23,545	10,534
Depreciation and amortization	28,333	29,949	30,357
Amortization of initial benefit obligation		1,291	1,957
Stock-based compensation	23,255	27,463	27,082
Excess tax benefits from stock-based compensation	(25,780)	(15,915)	(16,110)
Deferred tax (benefit) provision	(235,806)	(289,203)	8,773
Gain on sale of businesses		(24,643)	
Goodwill impairment charge	3,233	8,973	
Deconsolidation of majority-owned joint venture	(31)		
Changes in operating assets and liabilities, net of assets and liabilities acquired:			
Decrease (increase) in inventory	662,769	(18,274)	(877,746)
Origination of mortgage loans	(896,365)	(1,412,629)	(1,022,663)
Sale of mortgage loans	940,299	1,449,766	992,196
Decrease (increase) in contract receivables	46,525	123,586	(170,111)
Decrease in receivables, prepaid expenses and other assets	18,738	9,929	22,345
Decrease in customer deposits	(109,110)	(84,683)	(36,530)
(Decrease) increase in accounts payable and accrued expenses	(194,427)	(195,594)	51,885
(Decrease) increase in current income taxes payable	(10,348)	1,388	63,045
Net cash provided by (used in) operating activities	826,796	330,469	(124,089)

	Year ended October 31		
	2008	2007	2006
Cash flow from investing activities:			
Purchase of property and equipment, net	(8,158)	(14,975)	(41,740)
Proceeds from sale of ancillary businesses		32,299	
Purchase of marketable securities	(1,468,440)	(5,769,805)	(2,844,810)
Sale of marketable securities	1,463,487	5,769,805	2,844,810
Investment in and advances to unconsolidated entities	(54,787)	(34,530)	(122,190)
Return of investments in unconsolidated entities	3,268	42,790	53,806
Acquisition of interest in unconsolidated entities			(44,750)
Net cash (used in) provided by investing activities	(64,630)	25,584	(154,874)
Cash flow from financing activities:			
Proceeds from loans payable	994,833	1,507,865	1,614,087
Principal payments of loans payable	(1,058,612)	(1,632,785)	(1,316,950)
Redemption of senior subordinated notes	(7,000)		
Proceeds from stock-based benefit plans	17,982	20,475	15,103
Proceeds from restricted stock award		1,800	
Excess tax benefits from stock-based compensation	25,780	15,915	16,110
Purchase of treasury stock	(1,994)	(1,818)	(109,845)
Change in minority interest	3	308	3,763
Net cash (used in) provided by financing activities	(29,008)	(88,240)	222,268
Net increase (decrease) in cash and cash equivalents	733,158	267,813	(56,695)
Cash and cash equivalents, beginning of year	900,337	632,524	689,219
Cash and cash equivalents, end of year	$1,633,495	$ 900,337	$ 632,524

See accompanying notes.

notes to consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Toll Brothers, Inc. (the "Company"), a Delaware corporation, and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in 50% or less owned partnerships and affiliates are accounted for using the equity method unless it is determined that the Company has effective control of the entity, in which case the entity would be consolidated.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Liquid investments or investments with original maturities of three months or less are classified as cash equivalents. The carrying value of these investments approximates their fair value.

INVENTORY

Inventory is stated at the lower of cost or fair value, as determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). In addition to direct land acquisition, land development and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional interest is allocated to a community's inventory until it re-opens and other carrying costs are expensed as incurred. Once a parcel of land has been approved for development and the Company opens the community, it may take four to five years to fully develop, sell and deliver all the homes in one of our typical communities. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. The Company's master planned communities, consisting of several smaller communities, may take up to ten years or more to complete. Because of the downturn in the Company's business, the aforementioned estimated community lives will likely be significantly longer. Because the Company's inventory is considered a long-lived asset under U.S. generally accepted accounting principles, it is required, under SFAS 144, to regularly review the carrying value of each community and write down the value of those communities for which it believes the values are not recoverable.

Current Communities: When the profitability of a current community deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, the Company uses various estimates such as: (a) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by the Company or by other builders; (b) the expected sales prices and sales incentives to be offered in a community; (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction costs, interest costs and overhead costs; (d) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or the number of homes that can be built on a particular site; and (e) alternative uses for the property such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

Future Communities: The Company evaluates all land held for future communities or future sections of current communities, whether owned or under contract, to determine whether or not the Company expects to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above, as well as an evaluation of the regulatory environment in which the land is located and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain the approvals and the possible concessions that will be required to be given in order to obtain the approvals. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, the Company decides (a) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (b) as to land owned, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. The Company then further determines whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to the Company at the time such estimates are made and its expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, the Company may be required to recognize additional impairment charges and write-offs related to current and future communities.

Variable Interest Entities: The Company has a significant number of land purchase contracts and several investments in unconsolidated entities which it evaluates in accordance with the Financial Accounting Standards Board ("FASB") Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," as amended by FASB Interpretation No. 46R (collectively referred to as "FIN 46"). Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a variable interest entity ("VIE") is considered to be the primary beneficiary and must consolidate the VIE. A VIE is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. For land purchase contracts with sellers meeting the definition of a VIE, the Company performs a review to determine which party is the primary beneficiary of the VIE. This review requires substantial judgment and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the entity's expected profits and losses and the cash flows associated with changes in the fair value of the land under contract.

PROPERTY, CONSTRUCTION AND OFFICE EQUIPMENT

Property, construction and office equipment are recorded at cost and are stated net of accumulated depreciation of $134.0 million and $116.6 million at October 31, 2008 and 2007, respectively. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets.

MORTGAGE LOANS RECEIVABLE

Mortgage loans, classified as held for sale, include the value of mortgage loans funded to borrowers plus the deferral of expenses directly associated with the loans less any points collected at closing. The carrying value of these loans approximates their fair value.

INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED ENTITIES

The Company is a party to several joint ventures with independent third parties to develop and sell land that was owned by its joint venture partners. The Company recognizes its proportionate share of the earnings from the sale of home sites to other builders. The Company does not recognize earnings from the home sites it purchases from these ventures, but reduces its cost basis in the home sites by its share of the earnings from those home sites.

The Company is also a party to several other joint ventures, effectively owns one-third of the Toll Brothers Realty Trust Group ("Trust") and owns 50% of Toll Brothers Realty Trust Group II ("Trust II"). The Company recognizes its proportionate share of the earnings of these entities.

TREASURY STOCK

Treasury stock is recorded at cost. Issuance of treasury stock is accounted for on a first-in, first-out basis. Differences between the cost of treasury stock and the re-issuance proceeds are charged to additional paid-in capital.

REVENUE AND COST RECOGNITION

Home Sales-Completed Contract Method: The construction time of the Company's homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. Closing normally occurs shortly after construction is substantially completed. In addition, the Company has several high-rise/mid-rise projects which do not qualify for percentage of completion accounting in accordance with SFAS No. 66, "Accounting for Sales of Real Estate" ("SFAS 66"), which are included in this category of revenues and costs.

For the Company's standard attached and detached homes, land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

For high-rise/mid-rise projects that do not qualify for percentage of completion accounting, land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Forfeited customer deposits are recognized in other income in the period in which the Company determines that the customer will not complete the purchase of the home and when the Company determines that it has the right to retain the deposit.

Home Sales-Percentage of Completion Method: During the past two years, the Company completed construction on four projects for which it used the percentage of completion accounting method to recognize revenues and costs; the remaining units in these projects will be accounted for using the completed contract method of accounting. Based upon the current accounting rules and interpretations, the Company does not believe that any of its current or future communities qualify for percentage of completion accounting. Under the provisions of SFAS 66, revenues and costs are recognized using the percentage of completion method of accounting when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to rental property, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. Revenues and costs of individual projects are recognized on the individual project's aggregate value of units for which the home buyers have signed binding agreements of sale, less an allowance for cancellations, and are based on the percentage of total estimated construction costs that have been incurred. Total estimated revenues and costs are reviewed periodically, and any change is applied to current and future periods.

Forfeited customer deposits are recognized as a reduction in the amount of revenues reversed in the period in which the Company determines that the customer will not complete the purchase of the home and when the Company determines that it has the right to retain the deposit.

Sales Incentives: In order to promote sales of its homes, the Company grants its home buyers sales incentives from time to time. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as special or additional options, are generally reflected as a reduction in sales revenues. Incentives that the Company pays to an outside party, such as paying some or all of a home buyer's closing costs, are recorded as an additional cost of revenues. Incentives are recognized at the time the home is delivered to the home buyer and the Company receives the sales proceeds.

Land Sales: Land sales revenues and cost of revenues are recorded at the time that title and possession of the property have been transferred to the buyer. The Company recognizes its pro-rata share of land sales revenues and cost of land sales revenues to entities in which the Company has a 50% or less interest based upon the ownership percentage attributable to the non-Company partners. Any profit not recognized in a transaction reduces the Company's investment in the entity or is recorded as an accrued expense on its consolidated balance sheets.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs were $23.1 million, $36.3 million and $36.0 million for the years ended October 31, 2008, 2007 and 2006, respectively.

WARRANTY COSTS

The Company provides all of its home buyers with a limited warranty as to workmanship and mechanical equipment. The Company also provides many of its home buyers with a limited ten-year warranty as to structural integrity. The Company accrues for expected warranty costs at the time each home is closed and title and possession have been transferred to the buyer. Costs are accrued based upon historical experience.

INSURANCE COSTS

The Company accrues for the expected costs associated with the deductibles and self-insured amounts under its various insurance policies.

STOCK-BASED COMPENSATION

The Company expenses all stock-based compensation as a cost that is reflected in the financial statements in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). See Note 9, "Stock-Based Benefit Plans," for information regarding expensing of stock options and stock awards in fiscal 2008, 2007 and 2006.

INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred tax assets and liabilities are recorded based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. In accordance with the provisions of SFAS 109, the Company assesses, on a quarterly basis, the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon taxable income in prior years available for carryback, estimates of future income, tax planning strategies and reversal of existing temporary differences.

Provisions for federal and state income taxes are calculated on reported pretax earnings based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision in the period in which such determination is made.

On November 1, 2007, the Company adopted the provisions of the FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The adoption of FIN 48 did not have a material impact on the Company's financial position. See Note 7, "Income Taxes," for information concerning the adoption of FIN 48.

SEGMENT REPORTING

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the manner in which public enterprises report information about operating segments. The Company has determined that its home building operations primarily involve four reportable geographic segments: North, Mid-Atlantic, South and West. The states comprising each geographic segment are as follows:

North: Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio and Rhode Island

Mid-Atlantic: Delaware, Maryland, Pennsylvania, Virginia and West Virginia

South: Florida, Georgia, North Carolina, South Carolina and Texas

West: Arizona, California, Colorado and Nevada

The Company began operations in Georgia in the fourth quarter of fiscal 2007. The Company stopped selling homes in Ohio in fiscal 2005 and delivered its last home there in fiscal 2006. The Company stopped selling homes in Rhode Island in the first quarter of fiscal 2008 and delivered its last home there in fiscal 2008. The operations in Ohio and Rhode Island were immaterial to the North geographic segment.

ACQUISITIONS

In January 2004, the Company entered into a joint venture in which it had a 50% interest with an unrelated party to develop Maxwell Place, a luxury condominium community of approximately 800 units in Hoboken, New Jersey. In November 2005, the Company acquired its partner's 50% equity ownership interest in this entity. As a result of the acquisition, the Company now owns 100% of the entity and the entity has been included as a consolidated subsidiary of the Company since the acquisition date. The Company's investment in and subsequent purchase of the partner's interest in the joint venture was not material to the financial position of the Company.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 with respect to financial instruments will be effective for the Company's fiscal year beginning November 1, 2008. SFAS 157 with respect to inventory valuations will be effective for the Company's fiscal year beginning November 1, 2009. The Company is currently reviewing the effect SFAS 157 will have on its financial statements; however, it is not expected that the valuation of financial instruments will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS 159 will be effective for the Company's fiscal year beginning November 1, 2008. The Company is currently evaluating the impact of the adoption of SFAS 159; however, it is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the fiscal 2008 presentation.

2. INVENTORY

Inventory at October 31, 2008 and 2007 consisted of the following (amounts in thousands):

	2008	2007
Land and land development costs	$1,299,825	$1,749,652
Construction in progress - completed contract	2,214,829	3,109,243
Construction in progress - percentage of completion		62,677
Sample homes and sales offices	370,871	357,322
Land deposits and costs of future development	223,412	274,799
Other	18,538	18,962
	$4,127,475	$5,572,655

Construction in progress includes the cost of homes under construction, land and land development costs and the carrying cost of home sites that have been substantially improved.

The Company capitalizes certain interest costs to inventory during the development and construction period. Capitalized interest is charged to cost of revenues when the related inventory is delivered for traditional homes or when the related inventory is charged to cost of revenues under percentage of completion accounting. Interest incurred, capitalized and expensed for each of the fiscal years ended October 31, 2008, 2007 and 2006, was as follows (amounts in thousands):

	2008	2007	2006
Interest capitalized, beginning of year	$ 215,571	$ 181,465	$ 162,672
Interest incurred	116,340	136,758	135,166
Capitalized interest in inventory acquired			6,100
Interest expensed to cost of sales	(88,861)	(102,447)	(121,993)
Write-off against other	(439)	(205)	(480)
Capitalized interest applicable to inventory transferred to joint venture	(3,779)		
Interest capitalized, end of year	$ 238,832	$ 215,571	$ 181,465

Inventory impairment charges are recognized against all inventory costs of a community, such as land, land improvements, cost of home construction and capitalized interest. The amounts included in the above table reflect the gross amount of capitalized interest before allocation of any impairment charges recognized.

Interest included in cost of revenues for each of the fiscal years ended October 31, 2008, 2007 and 2006, was as follows (amounts in thousands):

	2008	2007	2006
Completed contract	$ 86,466	$ 97,246	$ 116,405
Percentage of completion	1,400	4,797	4,552
Land sales	995	404	1,036
	$ 88,861	$ 102,447	$ 121,993

The Company recognized inventory impairment charges and the expensing of costs that it believed not to be recoverable for each of the fiscal years ended October 31, 2008, 2007 and 2006, as follows (amounts in thousands):

	2008	2007	2006
Land controlled for future communities	$ 101,466	$ 37,920	$ 90,925
Operating communities and land owned	543,525	581,596	61,120
Total	$ 644,991	$ 619,516	$ 152,045

The table below provides, as of the date indicated, the number of operating communities in which the Company recognized impairment charges, the fair value of those communities, net of impairment charges and the amount of impairment charges recognized ($ amounts in thousands):

	2008			2007		
	Number of communities	Fair value of communities, net of impairment charges	Impairment charges	Number of communities	Fair value of communities, net of impairment charges	Impairment charges
January 31,	38	$ 339,303	$ 145,175	18	$ 211,800	$ 82,962
April 30,	46	$ 406,031	195,850	24	$ 228,900	116,150
July 31,	23	$ 228,909	96,330	28	$ 344,100	139,628
October 31,	42	$ 268,648	106,170	54	$ 530,508	242,856
			$ 543,525			$ 581,596

At October 31, 2008, the Company evaluated its land purchase contracts to determine if any of the selling entities were VIEs and if they were, whether the Company was the primary beneficiary of any of them. The Company does not possess legal title to the land and its risk is generally limited to deposits paid to the sellers. The creditors of the sellers generally have no recourse against the Company. At October 31, 2008, the Company had determined that it was the primary beneficiary of two VIEs related to land purchase contracts and had recorded $20.9 million of inventory and $17.3 million of accrued expenses.

In fiscal 2008, a joint venture in which the Company has an 86.6% interest and which was included in its consolidated financial statements, defaulted on a $77.2 million non-recourse purchase money mortgage secured by a parcel of land owned by the joint venture. The mortgage holder's only recourse is to foreclose on the parcel of land owned by the joint venture. The Company has stated its intention to exit the joint venture. The event of default represented a re-consideration event under FIN 46 and the Company determined that the mortgage holder is now the primary beneficiary of the joint venture. As of October 31, 2008, the Company is no longer consolidating this joint venture. In fiscal 2007, the Company recognized an inventory impairment charge for its investment in this joint venture.

3. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED ENTITIES

The Company has investments in and advances to a number of joint ventures with unrelated parties to develop land ("land joint ventures"). Some of these land joint ventures develop land for the sole use of the venture participants, including the Company, and others develop land for sale to the joint venture participants and to unrelated builders. The Company recognizes its share of earnings from the sale of home sites to other builders. With regard to home sites the Company purchases from the land joint ventures, it reduces its cost basis in those home sites by its share of the earnings on the home sites. At October 31, 2008, the Company had approximately $65.2 million, net of impairment charges, invested in or advanced to these land joint ventures. At October 31, 2008, the land joint ventures had aggregate loan commitments of $1.07 billion, and had approximately $1.07 billion borrowed against these commitments. In connection with certain of these land joint ventures, the Company executed completion guarantees and conditional repayment guarantees. The obligations under the guarantees are several, and not joint, and are limited to the Company's pro-rata share of the loan obligations of the respective land joint ventures. At October 31, 2008, the maximum amount of these guarantees (net of amounts that the Company has accrued) is estimated to be approximately $50.3 million, if any liability is determined to be due thereunder. With respect to another land joint venture, the partners are in the process of determining whether or not to move forward with the project based upon, among other things, market conditions. If the project proceeds as originally planned, the Company's estimated contribution would be approximately $145.3 million, less any outside financing the land joint venture is able to obtain. The Company has recognized cumulative impairment charges against certain land joint venture investments because it did not believe that such investments were fully recoverable. In connection with its land joint ventures, the Company recognized $142.8 million of impairment charges in the twelve-month period ended October 31, 2008, and $59.2 million of impairment charges in the twelve-month period ended October 31, 2007. These impairment charges are included in "(Loss) earnings from unconsolidated entities."

In October 2008, the lenders for one of the land joint ventures completed a foreclosure on the land owned by that joint venture, and filed a lawsuit against the members of the joint venture, including the parent companies of the members, seeking to recover damages under completion guarantees. As noted above, each of these completion guarantees is several, and not joint, and the liability of the Company is limited to the Company's pro-rata share of any damages awarded under such completion guarantees. At October 31, 2008, another land joint venture was in default under its loan agreement. In December 2008, the lenders filed separate lawsuits against the members of the joint venture and the parent companies of the members, seeking to recover damages under completion guarantees and damages allegedly caused by the joint venture's failure to repay the lenders. The Company does not believe that these joint venture defaults and related lawsuits will have a material impact on the Company's financial condition.

In the fourth quarter of fiscal 2008, the Company entered into a joint venture with an unrelated party to develop a master planned community. The Company and its partner each contributed assets with an agreed-upon fair value of $48.0 million including $3.0 million of cash. The partners have agreed to each contribute additional funds up to $14.5 million if required by the joint venture. If a partner fails to make the required capital contribution, the other partner may make the additional contribution and diminish the non-contributing partner's ownership interest.

In addition, at October 31, 2008, the Company had $7.3 million of investments in three joint ventures with unrelated parties to develop luxury condominium projects, including for-sale residential units and commercial space. At October 31, 2008, these joint ventures had aggregate loan commitments of $303.3 million and had approximately $185.2 million borrowed against the commitments. At October 31, 2008, the Company had guaranteed $14.3 million of the loans and other liabilities of these joint ventures. One of these joint ventures is developing a condominium project in two phases. Construction of the first phase has been substantially completed and deliveries commenced in May 2008 of units that had been previously sold. At October 31, 2008, the Company was committed to make an additional contribution of up to $9.8 million, if required by this joint venture. Further, the Company has the right to withdraw from phase two of the project upon the payment of a termination fee to its partner of $30.0 million. A second joint venture has a project that is currently in the planning stages; any contribution by the Company to this second joint venture will be based upon the partners' mutual agreement to proceed with the project. If the project were to go forward, and if the joint venture was unable to obtain outside financing and the Company was to fund its entire commitment to this second joint venture, the Company's estimated contribution would be approximately $112.5 million. In fiscal 2008, the Company recognized $44.9 million of impairment charges against its investments in two of these joint ventures and it recognized its pro-rata share of an impairment charge recognized by one of the joint ventures: the Company's pro-rata share of the impairment charge was $13.0 million. These impairment charges are included in "(Loss) earnings from unconsolidated entities."

The Company also has a 50% interest in a joint venture with an unrelated party to convert a 525-unit apartment complex located in Hoboken, New Jersey, into luxury condominium units. At October 31, 2008, the Company had investments in and advances to this joint venture of $19.6 million.

In fiscal 2005, the Company, together with the Pennsylvania State Employees Retirement System ("PASERS"), formed Toll Brothers Realty Trust II ("Trust II") to be in a position to take advantage of commercial real estate opportunities. Trust II is owned 50% by the Company and 50% by an affiliate of PASERS. At October 31, 2008, the Company had an investment of $11.3 million in Trust II. In addition, the Company and PASERS each entered

into subscription agreements that expire in September 2009, whereby each agreed to invest additional capital in an amount not to exceed $11.1 million if required by Trust II. Prior to the formation of Trust II, the Company used Toll Brothers Realty Trust (the "Trust") to invest in commercial real estate opportunities. See Note 14, "Related Party Transactions," for information about the Trust.

The Company's investments in these entities are accounted for using the equity method.

4. GOODWILL IMPAIRMENT

Intangible assets, including goodwill, that are not subject to amortization are tested for impairment and possible write-down. Due to the continued decline of the Company's markets located in its North, South and West geographic segments, the Company re-evaluated the carrying value of goodwill that resulted from several acquisitions in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company estimated the fair value of its assets in these markets including goodwill. Fair value was determined based on the discounted future cash flow expected to be generated in these markets. Based upon this evaluation, the Company determined that the related goodwill was impaired. The Company recognized $3.2 million and $9.0 million of impairment charges in fiscal 2008 and 2007, respectively. After recognizing these charges, the Company does not have any goodwill remaining.

5. LOANS PAYABLE, SENIOR NOTES, SENIOR SUBORDINATED NOTES AND MORTGAGE COMPANY WAREHOUSE LOAN

LOANS PAYABLE

Loans payable at October 31, 2008 and 2007 consisted of the following (amounts in thousands):

	2008	2007
Term loan due March 2011 (a)	$ 331,667	$ 331,667
Other (b)	281,927	365,147
	$ 613,594	$ 696,814

(a) The Company has a $1.89 billion credit facility consisting of a $1.56 billion unsecured revolving credit facility and a $331.7 million term loan facility (collectively, the "Credit Facility") with 32 banks, which extends to March 17, 2011. At October 31, 2008, interest was payable on borrowings under the revolving credit facility at 0.475% (subject to adjustment based upon the Company's debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by the Company from time to time. At October 31, 2008, the Company had no outstanding borrowings against the revolving credit facility but had letters of credit of approximately $236.8 million outstanding under it, of which the Company had recorded $41.6 million as liabilities under land purchase agreements and investments in unconsolidated entities. Under the term loan facility, interest is payable at 0.50% (subject to adjustment based upon the Company's debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by the Company from time to time. At October 31, 2008, interest was payable on the $331.7 million term loan at 5.02%. Under the terms of the Credit Facility, the Company is not permitted to allow its maximum leverage ratio (as defined in the agreement) to exceed 2.00 to 1.00 and was required to maintain a minimum tangible net worth (as defined in the agreement) of approximately $2.25 billion at October 31, 2008. At October 31, 2008, the Company's leverage ratio was approximately 0.145 to 1.00, and its tangible net worth was approximately $3.22 billion. Based upon the minimum tangible net worth requirement, the Company's ability to pay dividends and repurchase its common stock was limited to an aggregate amount of approximately $964.0 million at October 31, 2008.

(b) The weighted-average interest rate on these loans was 5.13% at October 31, 2008 and ranged from 1.75% to 10.0%. At October 31, 2008, $281.9 million of loans payable was secured by assets of approximately $508.2 million.

At October 31, 2008, the aggregate estimated fair value of the Company's loans payable was approximately $611.8 million. The fair value of loans was estimated based upon the interest rates at October 31, 2008 that the Company believed were available to it for loans with similar terms and remaining maturities.

SENIOR NOTES

At October 31, 2008 and 2007, the Company's senior notes consisted of the following (amounts in thousands):

	2008	2007
6.875% Senior Notes due November 15, 2012	$ 300,000	$ 300,000
5.95% Senior Notes due September 15, 2013	250,000	250,000
4.95% Senior Notes due March 15, 2014	300,000	300,000
5.15% Senior Notes due May 15, 2015	300,000	300,000
Bond discount	(6,555)	(7,694)
	$1,143,445	$1,142,306

The senior notes are the unsecured obligations of Toll Brothers Finance Corp., a 100%-owned subsidiary of the Company. The payment of principal and interest is fully and unconditionally guaranteed, jointly and severally, by the Company and substantially all of its home building subsidiaries (together with Toll Brothers Finance Corp., the "Senior Note Parties"). The senior notes rank equally in right of payment with all the Senior Note Parties' existing and future unsecured senior indebtedness, including the Credit Facility. The senior notes are structurally subordinated to the prior claims of creditors, including trade creditors, of the subsidiaries of the Company that are not guarantors of the senior notes. The senior notes are redeemable in whole or in part at any time at the option of the Company, at prices that vary based upon the then-current rates of interest and the remaining original term of the notes.

At October 31, 2008, the aggregate fair value of the Company's senior notes, based upon their indicated market prices, was approximately $859.2 million.

SENIOR SUBORDINATED NOTES

At October 31, 2008 and 2007, the Company's senior subordinated notes consisted of the following (amounts in thousands):

	2008	2007
8 1/4% Senior Subordinated Notes due February 1, 2011	$ 193,000	$ 200,000
8.25% Senior Subordinated Notes due December 1, 2011	150,000	150,000
	$ 343,000	$ 350,000

The senior subordinated notes are the unsecured obligations of Toll Corp., a 100%-owned subsidiary of the Company; these obligations are guaranteed on a senior subordinated basis by the Company. All issues of senior subordinated notes are subordinated to all existing and future senior indebtedness of the Company and are structurally subordinated to the prior claims of creditors, including trade creditors, of the Company's subsidiaries other than Toll Corp. The indentures governing these notes restrict certain payments by the Company, including cash dividends and repurchases of Company stock. The senior subordinated notes are redeemable in whole or in part at the option of the Company at various prices, on or after the fifth anniversary of each issue's date of issuance. In fiscal 2008, the Company repurchased $7.0 million (par value) of its 8 1/4% Senior Subordinated Notes due February 1, 2011 for $6.8 million.

At October 31, 2008, the aggregate fair value of the Company's senior subordinated notes, based upon their indicated market prices, was approximately $300.0 million.

MORTGAGE COMPANY WAREHOUSE LOAN

At October 31, 2008, the Company's mortgage subsidiary had a $75.0 million line of credit with two banks to fund mortgage originations. The term of the loan commitment is for 364 days subject to semi-annual renewals and bears interest at LIBOR plus 1.25%. At October 31, 2008, the subsidiary had $37.9 million outstanding under the line at an average interest rate of 5.08%. The line of credit is collateralized by all the assets of the subsidiary, which amounted to approximately $54.1 million at October 31, 2008. Borrowings under this line are included in the fiscal 2009 maturities.

The annual aggregate maturities of the Company's loans and notes during each of the next five fiscal years are: 2009 - $103.1 million; 2010 - $188.2 million; 2011 - $537.5 million; 2012 - $150.2 million; and 2013 - $551.0 million.

6. ACCRUED EXPENSES

Accrued expenses at October 31, 2008 and 2007 consisted of the following (amounts in thousands):

	2008	2007
Land, land development and construction	$ 184,017	$ 247,322
Compensation and employee benefit	93,529	100,893
Insurance and litigation	158,307	144,349
Commitments to unconsolidated entities	128,227	27,792
Warranty	57,292	59,249
Interest	38,624	47,136
Other	78,600	97,488
	$ 738,596	$ 724,229

The Company accrues expected warranty costs at the time each home is closed and title and possession have been transferred to the home buyer. Changes in the warranty accrual during fiscal 2008, 2007 and 2006 were as follows (amounts in thousands):

	2008	2007	2006
Balance, beginning of year	$ 59,249	$ 57,414	$ 54,722
Additions	19,531	28,719	36,405
Charges incurred	(21,488)	(26,884)	(33,713)
Balance, end of year	$ 57,292	$ 59,249	$ 57,414

7. INCOME TAXES

On November 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS 109, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires a company to recognize the financial statement effect of a tax position when it is more likely than not (defined as a substantiated likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The inability of the Company to determine that a tax position meets the more likely than not recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that the Company has taken.

If a tax position does not meet the more likely than not recognition threshold despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the financial statements and the Company is required to accrue potential interest and penalties until the uncertainty is resolved. Potential interest and penalties are recognized as a component of the provision for income taxes which is consistent with the Company's historical accounting policy. Differences between amounts taken in a tax return and amounts recognized in the financial statements are considered unrecognized tax benefits. The Company believes that it has a reasonable basis for each of its filing positions and intends to defend those positions if challenged by the IRS or another taxing jurisdiction. If the IRS or other taxing authorities do not disagree with the Company's position and after the statute of limitations expires, the Company will recognize the unrecognized tax benefit in the period that the uncertainty of the tax position is eliminated.

As of November 1, 2007, the Company recorded a $47.5 million charge to retained earnings to recognize the net cumulative effect of the adoption of FIN 48. As of November 1, 2007, after adoption of FIN 48, the Company's cumulative gross unrecognized tax benefits were $364.3 million. At October 31, 2008, the Company's cumulative gross unrecognized tax benefits were $320.7 million. A reconciliation of the change in gross unrecognized tax benefits from November 1, 2007 and October 31, 2008 is as follows (amounts in thousands):

Balance November 1, 2007	$ 364,300
Settlement of tax positions	(56,748)
Reduction due to expiration of applicable tax statutes	(21,450)
Increases related to tax positions taken in prior years	12,340
Increases related to tax positions taken in current year	22,237
Balance, October 31, 2008	$ 320,679

The Company is currently under examination by various taxing jurisdictions and anticipates finalizing the examinations with certain jurisdictions within the next twelve months. The Company has closed its IRS and California audits through 2006. The remaining examinations are not yet determinable. The statute of limitations for these examinations remains open from 2003 forward.

The Company currently operates in 21 states and is subject to various state tax jurisdictions. The Company estimates its state tax liability based upon the individual taxing authorities' regulations, estimates of income by taxing jurisdiction and the Company's ability to utilize certain tax-saving strategies. Due primarily to a change in the Company's estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company's tax strategies, the Company's estimated rate for state income taxes was 9.0% for fiscal 2008, 21.4% for fiscal 2007 and 7.0% for fiscal 2006.

A reconciliation of the Company's effective tax rate from the federal statutory tax rate for the fiscal years ended October 31, 2008, 2007 and 2006 is as follows ($ amounts in thousands):

	2008		2007		2006	
	$	%	$	%	$	%
Federal statutory tax	(163,375)	35.0	24,738	35.0	394,316	35.0
State taxes, net of federal benefit	(27,307)	5.9	9,854	13.9	50,895	4.5
Accrued interest on anticipated tax assessments	7,250	(1.6)	16,786	23.8	11,719	1.0
Benefit from tax credits			(8,700)	(12.3)	(10,315)	(0.9)
Non-taxable earnings	(3,943)	0.8	(6,078)	(8.6)	(3,385)	(0.3)
Reversal of expiring state taxes provisions	(5,558)	1.2	(2,751)	(3.9)	(5,200)	(0.4)
Valuation allowance	24,050	(5.1)				
Other	(94)		1,180	1.7	1,373	0.1
	(168,977)	36.2	35,029	49.6	439,403	39.0

The (benefit) provision for income taxes for each of the fiscal years ended October 31, 2008, 2007 and 2006 was as follows (amounts in thousands):

	2008	2007	2006
Federal	$ (168,068)	$ 2,728	$ 361,543
State	(909)	32,301	77,860
	$ (168,977)	$ 35,029	$ 439,403
Current	$ 39,144	$ 324,232	$ 430,630
Deferred	(208,121)	(289,203)	8,773
	$ (168,977)	$ 35,029	$ 439,403

At October 31, 2008 and 2007, income taxes payable of $202.2 million and $198.0 million, respectively, consisted of current taxes payable.

The components of net deferred tax assets and liabilities at October 31, 2008 and 2007 consisted of the following (amounts in thousands):

	2008	2007
Deferred tax assets:		
Accrued expenses	$ 3,078	$ 38,144
Impairment charges	459,688	250,395
Inventory valuation differences	29,430	12,468
Stock-based compensation expense	28,160	19,186
Valuation allowance	(24,050)	
FIN 48 deferred tax asset	27,685	
Other	1,138	11,248
Total	525,129	331,441
Deferred tax liabilities:		
Capitalized interest	68,849	62,128
Deferred income	(7,392)	68,850
Depreciation	23,388	9,764
Deferred marketing	1,107	12,347
State taxes	20,132	8,455
Other	13,342	
Total	119,426	161,544
Net deferred tax assets	$ 405,703	$ 169,897

In accordance with the provisions of SFAS 109, the Company assesses, on a quarterly basis, the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon taxable income in prior years available for carryback, estimates of future income, tax planning strategies and reversal of existing temporary differences.

Based on the Company's assessment, it has determined that in certain state jurisdictions which do not allow carrybacks and in which the Company is expected to have future losses, the Company would need to set up a valuation allowance. In fiscal 2008, the Company provided for a valuation allowance of $37.0 million ($24.1 million, net of federal benefit) to offset certain state tax deferred tax assets. The valuation allowance may be increased or decreased as conditions change and the ultimate realization of the deferred tax assets depends on sufficient taxable income in future carryforward periods.

During the next twelve months, it is possible that the amount of unrecognized tax benefits will decrease primarily from the completion of tax audits where certain of the filing positions will ultimately be accepted by the IRS and/or other tax jurisdictions and/or expiration of tax statutes. The Company does not believe these reversals will have a material impact on the Company's financial statements. The Company's unrecognized tax benefits at October 31, 2008, amounted to $320.7 million before applicable taxes and are included in "Income taxes payable" on the accompanying consolidated balance sheet at October 31, 2008. If these tax benefits reverse in the future, the Company's tax expense would be reduced by approximately $192.0 million. The Company expects to reduce this balance over the next twelve months by approximately $38.0 million before applicable tax to finalize settled audits.

During the twelve months ended October 31, 2008, 2007 and 2006, the Company recognized in its tax (benefit) provision, before reduction for applicable taxes, potential interest and penalties of approximately $12.5 million, $26.8 million and $19.3 million, respectively. At October 31, 2008 and 2007, the Company had accrued potential interest and penalties, before reduction of applicable taxes, of $142.2 million and $54.8 million, respectively; these amounts were included in "Income taxes payable" on the accompanying condensed consolidated balance sheets. The increase in the October 31, 2008 balance, as compared to the October 31, 2007 balance, relates primarily to the adoption of FIN 48.

8. STOCKHOLDERS' EQUITY

The Company's authorized capital stock consists of 200 million shares of common stock, $.01 par value per share, and 1 million shares of preferred stock, $.01 par value per share. The Board of Directors is authorized to amend the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 400 million shares and the number of shares of authorized preferred stock to 15 million shares. At October 31, 2008, the Company had 160.4 million shares of common stock issued and outstanding (net of 1,000 shares of common stock held in treasury), 19.9 million shares of common stock reserved for outstanding stock options, 10.4 million shares of common stock reserved for future stock option and award issuances and 685,000 shares of common stock reserved for issuance under the Company's employee stock purchase plan. As of October 31, 2008, the Company had not issued any shares of preferred stock.

ISSUANCE OF COMMON STOCK

In fiscal 2007, the Company issued 33,512 shares of restricted common stock pursuant to its Stock Incentive Plan for Employees (2007) to an employee. The restricted stock award vests over an 18-month period. The Company is amortizing the fair market value of the award on the date of grant over the period of time that the award vests. At October 31, 2008, 11,171 shares under the award were unvested.

In fiscal 2008, 2007 and 2006, the Company issued 1,250 shares, 1,000 shares and 1,000 shares, respectively, of restricted common stock pursuant to its Stock Incentive Plan (1998) to certain outside directors. The Company is amortizing the fair market value of the awards on the date of grant over the period of time that each award vests. At October 31, 2008, 1,750 shares of the fiscal 2008 and 2007 restricted stock awards were unvested.

In December 2006, Mr. Robert I. Toll's bonus payment pursuant to the Company's Cash Bonus Plan was revised to provide that $3.0 million ($1.8 million of cash and $1.2 million of unrestricted stock valued as of the date of the payment of his fiscal 2006 bonus) be exchanged for shares of restricted stock on the date of the bonus payment. The number of shares of restricted stock was calculated by dividing $3.0 million by $31.06, the closing price of the Company's common stock on the New York Stock Exchange (the "NYSE") on January 5, 2007, the date on which Mr. Toll's fiscal 2006 bonus award was paid. Mr. Toll received 96,586 shares of restricted stock. The restricted stock Mr. Toll received will vest over a two-year period unless Mr. Toll retires, dies or becomes disabled (as such terms are defined in the stock award document), at which time the shares will immediately vest.

STOCK REPURCHASE PROGRAM

In March 2003, the Company's Board of Directors authorized the repurchase of up to 20 million shares of its common stock from time to time, in open market transactions or otherwise, for the purpose of providing shares for its various employee benefit plans. At October 31, 2008, the Company had approximately 11.9 million shares remaining under the repurchase authorization.

STOCKHOLDER RIGHTS PLAN

Shares of the Company's common stock outstanding are subject to stock purchase rights. The rights, which are exercisable only under certain conditions, entitle the holder, other than an acquiring person (and certain related parties of an acquiring person), as defined in the plan, to purchase common shares at prices specified in the rights agreement. Unless earlier redeemed, the rights will expire on July 11, 2017. The rights were not exercisable at October 31, 2008.

9. STOCK-BASED BENEFIT PLANS

STOCK-BASED COMPENSATION PLANS

Effective November 1, 2005, the Company adopted SFAS 123R and recognized compensation expense in its financial statements in fiscal 2008, 2007 and 2006. SFAS No. 123, "Accounting for Stock-Based Compensation," required the disclosure of the estimated fair value of employee option grants and their impact on net income using option pricing models that are designed to estimate the value of options that, unlike employee stock options, can be traded at any time and are transferable. In addition to restrictions on trading, employee stock options may include other restrictions such as vesting periods. Further, such models require the input of highly subjective assumptions, including the expected volatility of the stock price.

The Company used a lattice model for the valuation for all option grants in fiscal 2008 and 2007. For the fiscal 2006 valuation, the Company used a lattice model for the valuation of non-executive officer option grants and the Black-Scholes option pricing model for the valuation of option grants to executive officers and members of the Board of Directors.

The weighted-average assumptions and fair value used for stock option grants in each of the fiscal years ended October 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Expected volatility	46.67% – 48.63%	36.32% – 38.22%	36.33% – 38.28%
Weighted-average volatility	47.61%	37.16%	37.55%
Risk-free interest rate	3.32% – 3.85%	4.57% – 4.61%	4.38% – 4.51%
Expected life (years)	4.29 – 8.32	3.69 – 8.12	4.11 – 9.07
Dividends	none	none	none
Weighted-average fair value per share of options granted	$9.50	$11.17	$15.30

Expected volatilities are based on implied volatilities from traded options on the Company's stock and the historical volatility of the Company's stock. The expected life of options granted is derived from the historical exercise patterns and anticipated future patterns and represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock option awards is recognized evenly over the vesting period of the options or over the period between the grant date and the time the option becomes non-forfeitable by the employee, whichever is shorter. Stock option expense is included in the Company's selling, general and administrative expenses. In fiscal 2008, 2007 and 2006, the Company recognized $22.6 million, $27.0 million and $26.8 million of expense, respectively, and an income tax benefit of $9.0 million, $10.1 million and $9.1 million, respectively, related to option awards. At October 31, 2008, total compensation cost related to non-vested awards not yet recognized was approximately $12.2 million, unrecognized income tax benefits from non-vested awards was approximately $4.9 million and the weighted-average period over which the Company expects to recognize such compensation costs and tax benefit is 1.2 years.

In the quarter ended July 31, 2008, pursuant to stockholder-approved amendments to the Company's Stock Incentive Plan (1998) and the Company's Stock Incentive Plan for Employees (2007), the Company offered certain eligible employees the ability to exchange certain out-of-the-money stock options ("old options") in exchange for replacement options with the same terms and conditions as the old options, except for the number of shares subject to the replacement options and the per share exercise price. The Company accepted for exchange old options to purchase approximately 2.5 million shares with a weighted-average exercise price per share of $33.18 and issued replacement options to purchase approximately 1.6 million shares with a weighted-average exercise price per share of $18.92. The assumptions and fair value used for the valuation of the replacement option grants and old option grants were as follows:

	Replacement options	Old options
Expected volatility	51.01% – 51.92%	51.08% – 51.71%
Weighted-average volatility	51.44%	51.36%
Risk-free interest rate	3.38% – 3.70%	3.28% – 3.58%
Expected life (years)	4.84 – 6.96	4.36 – 6.10
Dividends	none	none
Weighted-average exchange date fair value per share of options	$9.94	$6.25

The difference between the aggregate fair value of the old options and the replacement options was immaterial.

STOCK INCENTIVE PLANS

The Company has two active stock incentive plans, one for employees (including officers) and one for non-employee directors. The Company's active stock incentive plans provide for the granting of incentive stock options (solely to employees) and non-qualified options with a term of up to ten years at a price not less than the market price of the stock at the date of grant. Stock options granted to employees generally vest over a four-year period, although certain grants vest over a longer or shorter period, and stock options granted to non-employee directors generally vest over a two-year period.

The Company has three additional stock incentive plans for employees, officers and directors that provided for the granting of incentive stock options and non-qualified options which had outstanding stock option grants at October 31, 2008. No additional options may be granted under these plans. Stock options granted under these plans were made with a term of up to ten years at a price not less than the market price of the stock at the date of grant and generally vested over a four-year period for employees and a two-year period for non-employee directors.

Shares issued upon the exercise of a stock option are either from shares held in treasury or newly issued shares.

The following table summarizes stock option activity for the Company's plans during each of the fiscal years ended October 31, 2008, 2007 and 2006 (amounts in thousands, except per share amounts):

	2008		2007		2006	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Balance, beginning	24,080	$14.60	25,178	$12.70	26,155	$11.04
Granted	3,292	19.92	1,823	31.80	1,433	35.97
Exercised	(4,660)	6.73	(2,717)	7.15	(2,185)	6.43
Cancelled	(2,858)	32.70	(204)	32.36	(225)	28.72
Balance, ending	19,854	$14.73	24,080	$14.60	25,178	$12.70
Options exercisable, at October 31,	16,327	$12.64	19,743	$10.90	20,398	$ 9.02
Options available for grant at October 31,	10,371		11,946		8,462	

Fiscal 2008 cancellations and grants include approximately 2.5 million options issued in fiscal 2006, 2005 and 2004 that were exchanged for approximately 1.6 million new options. See "Stock-Based Compensation Plans" for more information.

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's common stock on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price.

Information pertaining to the intrinsic value of options outstanding and exercisable at October 31, 2008, 2007 and 2006 is provided below (amounts in thousands):

	2008	2007	2006
Intrinsic value of options outstanding	$ 194,261	$ 256,387	$ 408,186
Intrinsic value of options exercisable	$ 187,351	$ 254,913	$ 405,764

Information pertaining to the intrinsic value of options exercised and the fair value of options which became vested in each of the fiscal years ended October 31, 2008, 2007 and 2006 is provided below (amounts in thousands):

	2008	2007	2006
Intrinsic value of options exercised	$ 81,308	$ 53,048	$ 56,133
Fair value of options vested	$ 21,862	$ 7,710	$ 23,551

The Company's stock incentive plans permit participants to exercise stock options using a "net exercise" method at the discretion of the Executive Compensation Committee of the Board of Directors. In a net exercise, the Company withholds from the total number of shares that otherwise would be issued to a participant upon exercise of the stock option that number of shares having a fair market value at the time of exercise equal to the option exercise price and applicable income tax withholdings, and remits the remaining shares to the participant. During fiscal 2008, the net exercise method was employed to exercise options to acquire 2,356,152 shares of the Company's common stock; the Company withheld 1,232,023 of the shares subject to the option to cover $31.5 million of option exercise costs and income tax withholdings and issued 1,124,129 shares to the participants. No options were exercised using the net exercise method by participants in fiscal 2007 or 2006.

In addition, pursuant to the provisions of the Company's stock incentive plans, participants are permitted to use the value of the Company's common stock that they own to pay for the exercise of options. The Company received 5,114 shares with an average fair market value per share of $22.35 for the exercise of 18,576 options in fiscal 2008. The Company received 4,172 shares with an average fair market value per share of $35.43 for the exercise of 11,810 options in fiscal 2006. No options were exercised using the value of stock held by participants in fiscal 2007.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2008:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding (in 000s)	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Number exercisable (in 000s)	Weighted-average exercise price
$ 4.38 – $ 6.00	4,650	1.1	$ 4.43	4,650	$ 4.43
$ 6.01 – $10.53	4,028	3.0	10.05	4,028	10.05
$10.54 – $18.92	4,635	4.4	13.52	3,896	12.50
$18.93 – $21.26	3,754	6.9	20.40	2,139	20.14
$21.27 – $35.97	2,787	7.0	33.04	1,614	33.21
	19,854	4.2	$14.73	16,327	$12.64

BONUS AWARD SHARES

In December 2007, the Board of Directors adopted the Toll Brothers, Inc. CEO Cash Bonus Plan (the "CEO Plan"), subject to stockholder approval, to provide a bonus program to Mr. Robert I. Toll in fiscal 2008 and subsequent years. The stockholders approved the CEO Plan at the Company's 2008 Annual Meeting. Mr. Toll was entitled to receive cash bonus awards for fiscal 2007 and prior years pursuant to the Toll Brothers, Inc. Cash Bonus Plan (the "Cash Bonus Plan"), the predecessor of the CEO Plan. The Cash Bonus Plan was adopted by the Board of Directors in December 2004, and subsequently approved by stockholders at the Company's 2005 Annual Meeting.

CEO Plan. The CEO Plan provides that a bonus will be paid to Mr. Toll for each plan year in an amount equal to the sum of (a) 2.0% of the Company's income before taxes and bonus (as defined in the CEO Plan), and (b) a performance bonus based on the achievement of one or more pre-established performance goals established by the Executive Compensation Committee of the Board of Directors (the "Executive Compensation Committee"). Under the terms of the plan, the maximum bonus that can be paid in any one plan year is $25.0 million and may be paid in cash, shares of Company common stock, or a combination of both, at the discretion of the Executive Compensation Committee. Mr. Toll did not receive a bonus with respect to fiscal 2008 under the CEO Plan.

Cash Bonus Plan. Cash bonus awards under the Cash Bonus Plan were based upon the pretax earnings and stockholders' equity of the Company (as defined in the Cash Bonus Plan). The Cash Bonus Plan provided that any bonus payable for each of the three fiscal years ended October 31, 2007, 2006 and 2005 would be calculated based upon the difference between the closing price of the Company's common stock on the NYSE on the last trading day of the Company's 2004 fiscal year, $23.18 as of October 29, 2004 (the "Award Conversion Price"), and the closing price of the Company's common stock on the NYSE on the last day of the fiscal year for which the cash bonus was being calculated. The amount calculated under this stock award formula (the "Stock Award Formula") was limited to price appreciation up to $13.90 per share and 2.9% of the Company's pretax earnings, as defined by the plan (together, the "Award Caps"). The bonus award was payable 60% in cash and 40% in shares of the Company's common stock based upon the closing price of the Company's common stock on the NYSE on the last day of the fiscal year for which the cash bonus is being calculated.

Mr. Toll and the Executive Compensation Committee subsequently amended the Cash Bonus Plan to limit Mr. Toll's bonus for fiscal 2005 to an amount equal to $27.3 million. Had Mr. Toll and the Executive Compensation Committee of the Board of Directors not amended Mr. Toll's bonus program for fiscal 2005, Mr. Toll would have received $39.2 million. The Company recognized compensation expense in 2005 of $27.3 million for Mr. Toll's bonus. The bonus was paid in the form of 296,099 shares of the Company's common stock with a fair market value of $10.9 million (based on the $36.91 closing price of the Company's common stock on the NYSE on October 31, 2005) and $16.4 million in cash. The Cash Bonus Plan was also amended for fiscal 2006 and fiscal 2007 to (a) eliminate the Stock Award Formula to the extent the Company's common stock on the NYSE on the last trading day of the fiscal year for which the cash bonus is being calculated is less than or equal to $36.91 and greater than or equal to the Award Conversion Price, and (b) in addition to the Award Caps, further limit the amount of the bonus payable under the Cash Bonus Plan if the Company's common stock on the NYSE on the last trading day of the fiscal year for which Mr. Toll's cash bonus is being calculated is greater than $36.91.

Based upon the terms of the Company's Cash Bonus Plan, as amended, Mr. Toll was entitled to a $21.5 million bonus for fiscal 2006. In December 2006, Mr. Toll and the Executive Compensation Committee of the Board of Directors amended the Cash Bonus Plan to limit Mr. Toll's bonus for fiscal 2006 to an amount equal to $17.5 million, payable in 242,560 shares of the Company's common stock with a fair market value of $7.0 million (based on the $28.91 closing price of the Company's common stock on the NYSE on October 31, 2006) and $10.5 million in cash. Mr. Toll's bonus payment was further revised to provide that $3.0 million ($1.8 million of cash and $1.2 million of stock valued as of the date of the bonus payment) be exchanged for restricted shares on the date of the bonus payment, which restricted shares will vest over a two-year period. The $4.0 million reduction in Mr. Toll's 2006 bonus was recognized in the Company's consolidated income statement in fiscal 2007.

Based upon the terms of the Company's Cash Bonus Plan, Mr. Toll was not entitled to receive a bonus award for fiscal 2007.

Under the Company's deferred compensation plan, Mr. Toll could elect to defer receipt of his bonus until a future date. In prior years, Mr. Toll elected to defer receipt of some of his bonus award shares. In December 2006 and 2005, Mr. Toll received 471,100 shares of his 2002 bonus and 480,164 shares of his 2001 bonus, respectively.

EMPLOYEE STOCK PURCHASE PLAN

The Company's employee stock purchase plan enables substantially all employees to purchase the Company's common stock at 95% of the market price of the stock on specified offering dates without restriction or at 85% of the market price of the stock on specified offering dates subject to restrictions. The plan, which terminates in December 2017, provides that 1.2 million shares be reserved for purchase. At October 31, 2008, 685,040 shares were available for issuance.

The number of shares and the average price per share issued under this plan during each of the fiscal years ended October 31, 2008, 2007 and 2006 were 30,927 shares and $18.84; 44,606 shares and $22.00; and 39,535 shares and $26.54, respectively. In fiscal 2008, 2007 and 2006, the Company recognized $86,000, $148,000 and $144,000 of compensation expense related to this plan.

10. EARNINGS PER SHARE INFORMATION

Information pertaining to the calculation of earnings per share for each of the fiscal years ended October 31, 2008, 2007 and 2006 is as follows (amounts in thousands):

	2008	2007	2006
Basic weighted-average shares	158,730	155,318	154,300
Common stock equivalents		8,848	10,552
Diluted weighted-average shares	158,730	164,166	164,852

Common stock equivalents represent the dilutive effect of outstanding in-the-money stock options using the treasury stock method. For fiscal 2008, there were no incremental shares attributed to outstanding options to purchase common stock because the Company had a net loss in fiscal 2008, and any incremental shares would be anti-dilutive. Had the Company had net income in fiscal 2008, 6.1 million common stock equivalents would have been included in the 2008 diluted weighted-average shares. The average number of anti-dilutive options (based upon the average quarterly closing price of the Company's common stock on the NYSE) that were excluded from common stock equivalents in fiscal 2008, 2007 and 2006 were 5.1 million, 5.3 million and 2.4 million, respectively.

11. EMPLOYEE RETIREMENT AND DEFERRED COMPENSATION PLANS

The Company maintains salary deferral savings plans covering substantially all employees. The plans provide for Company contributions of up to 2% of all eligible compensation, plus 2% of eligible compensation above the Social Security wage base, plus matching contributions of up to 2% of eligible compensation of employees electing to contribute via salary deferrals. The Company recognized an expense, net of plan forfeitures, with respect to the plans of $8.2 million, $9.1 million and $9.4 million for the fiscal years ended October 31, 2008, 2007 and 2006, respectively.

The Company has an unfunded, non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns various rates of return depending upon when the compensation was deferred and the length of time that it has been deferred. A portion of the deferred compensation and interest earned may be forfeited by a participant if he or she elects to withdraw the compensation prior to the end of the deferral period. At October 31, 2008 and 2007, the Company had accrued $14.8 million and $11.9 million, respectively, for its obligations under the plan.

In October 2004, the Company established an unfunded defined benefit retirement plan effective as of September 1, 2004 ("the Executive Plan"). The Executive Plan covers four current or former senior executives and a director of the Company. Effective as of February 1, 2006, the Company adopted an additional unfunded defined benefit retirement plan for nine other executives (the "Management Plan"). The retirement plans are unfunded and vest when the participant has completed 20 years of service with the Company and reaches normal retirement age (age 62). Unrecognized prior service costs are being amortized over the period from the effective date of the plans until the participants are fully vested. The Executive Plan was amended, effective December 12, 2007, to provide for increased benefits to certain plan participants if the participant continues to be employed by the Company beyond normal retirement age. The Management Plan does not provide for any automatic increase in benefits. The Company used a 7.21%, 6.01% and a 5.65% discount rate in its calculation of the present value of its projected benefit obligations at October 31, 2008, 2007 and 2006, respectively, which represented the approximate long-term investment rate at October 31 of the fiscal year for which the present value was calculated. Information related to the plans is based on actuarial information calculated as of October 31, 2008, 2007 and 2006.

Information related to the Company's plans for each of the fiscal years ended October 31, 2008, 2007 and 2006 is as follows (amounts in thousands):

	2008	2007	2006
Plan costs:			
Service cost	$ 210	$ 330	$ 370
Interest cost	1,224	1,014	929
Amortization of initial benefit obligation	1,370	1,291	1,957
Amortization of unrecognized (gains) losses	(640)		
	$ 2,164	$ 2,635	$ 3,256
Projected benefit obligation:			
Beginning of year	$ 18,170	$ 18,447	$ 14,966
Adoption of plan			2,583
Plan amendments adopted during year	5,091		
Service cost	210	330	370
Interest cost	1,224	1,014	929
Benefit payments	(125)	(188)	
Unrecognized gain	(5,565)	(1,433)	(401)
Projected benefit obligation, October 31,	$ 19,005	$ 18,170	$ 18,447
Unamortized prior service cost:			
Beginning of year	$ 2,500	$ 3,791	$ 3,165
Adoption of plan	5,091		2,583
Amortization of prior service cost	(1,370)	(1,291)	(1,957)
End of year	$ 6,221	$ 2,500	$ 3,791
Accumulated unrecognized gain, October 31,	$ 6,762	$ 1,837	$ 404
Accumulated benefit obligation, October 31,	$ 19,005	$ 18,170	$ 18,851
Accrued benefit obligation, October 31,	$ 19,005	$ 18,170	$ 18,851

At October 31, 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"), and recognized the unamortized prior service cost and accumulated unrecognized gain, net of a tax benefit of $266,000, in stockholders' equity as accumulated other comprehensive loss in the amount of $397,000.

Based upon the estimated retirement dates of the participants in the plans, the Company would be required to pay the following benefits in each of the next five fiscal years (in thousands): 2009, $125; 2010, $125; 2011, $125; 2012, $292; and 2013, $1,482, and for the five fiscal years ended October 31, 2018, $10,125 in the aggregate.

12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) AND COMPREHENSIVE LOSS

Accumulated other comprehensive income (loss) at October 31, 2008 and 2007 is all related to employee retirement plans.

The components of total comprehensive loss in the twelve months ended October 31, 2008 were as follows (amounts in thousands):

	Twelve months ended October 31, 2008
Net loss per Statement of Operations	$ (297,810)
Changes in pension liability, net of $481 of tax provision	722
Total comprehensive loss	$ (297,088)

13. COMMITMENTS AND CONTINGENCIES

At October 31, 2008, the aggregate purchase price of land parcels under option and purchase agreements, excluding parcels that the Company does not expect to acquire, was approximately $637.0 million (including $147.0 million of land to be acquired from joint ventures in which the Company has investments). Of the $637.0 million of land purchase commitments, the Company had paid or deposited $70.8 million and had invested in or guaranteed loans on behalf of the aforementioned joint ventures of $113.4 million. The Company's option agreements to acquire the home sites do not require the Company to buy the home sites, although the Company may, in some cases, forfeit any deposit balance outstanding if and when it terminates an option contract. Of the $70.8 million the Company had paid or deposited on these purchase agreements, $66.7 million was non-refundable at October 31, 2008. Any deposit in the form of a standby letter of credit is recorded as a liability at the time the standby letter of credit is issued. At October 31, 2008, accrued expenses included $18.8 million representing the Company's outstanding standby letters of credit issued in connection with options to purchase home sites.

At October 31, 2008, the Company had investments in and advances to a number of unconsolidated entities of $151.8 million, was committed to invest or advance an additional $296.6 million in the aggregate to these entities if needed and had guaranteed (net of amounts that the Company has accrued) approximately $64.5 million of these entities' indebtedness and/or loan commitments. See Notes 3 and 14, "Investments in and Advances to Unconsolidated Entities" and "Related Party Transactions," for more information regarding these entities.

At October 31, 2008, the Company had outstanding surety bonds amounting to $472.7 million, related primarily to its obligations to various governmental entities to construct improvements in the Company's various communities. The Company estimates that $168.9 million of work remains on these improvements. The Company has an additional $105.9 million of surety bonds outstanding that guarantee other obligations of the Company. The Company does not believe it is likely that any outstanding bonds will be drawn upon.

At October 31, 2008, the Company had agreements of sale outstanding to deliver 2,046 homes with an aggregate sales value of $1.33 billion.

The Company's mortgage subsidiary provides mortgage financing for a portion of the Company's home closings. The Company's mortgage subsidiary determines whether the home buyer qualifies for the mortgage he or she is seeking based upon information provided by the home buyer and other sources. For those home buyers that qualify, the Company's mortgage subsidiary provides the home buyer with a mortgage commitment that specifies the terms and conditions of a proposed mortgage loan based upon then-current market conditions. Prior to the actual closing of the home and funding of the mortgage, the home buyer will lock in an interest rate based upon the terms of the commitment. At the time of rate lock, the Company's mortgage subsidiary agrees to sell the proposed mortgage loan to one of several outside recognized mortgage financing institutions ("investors") that it uses, which is willing to honor the terms and conditions, including interest rate, committed to the home buyer. The Company believes that these investors have adequate financial resources to honor their commitments to its mortgage subsidiary. At October 31, 2008, the Company's mortgage subsidiary was committed to fund $486.8 million of mortgage loans. Of these commitments, $95.8 million, as well as $49.3 million of mortgage loans receivable, have locked in interest rates. The Company's mortgage subsidiary has commitments from investors to acquire $142.7 million of these locked-in loans and receivables. The Company's home buyers have not locked in the interest rate on the remaining $390.9 million.

The Company leases certain facilities and equipment under non-cancelable operating leases. Rental expense incurred by the Company amounted to $15.1 million in 2008, $16.0 million in 2007 and $13.1 million in 2006. At October 31, 2008 future minimum rent payments under these operating leases were $11.7 million for 2009, $9.4 million for 2010, $7.5 million for 2011, $6.3 million for 2012, $5.0 million in 2013 and $18.4 million thereafter.

In January 2006, the Company received a request for information pursuant to Section 308 of the Clean Water Act from Region 3 of the U.S. Environmental Protection Agency (the "EPA") concerning storm water discharge practices in connection with its home building projects in the states that comprise EPA Region 3. The U.S. Department of Justice ("DOJ") has now assumed responsibility for the oversight of this matter. To the extent the DOJ's review were to lead it to assert violations of state and/or federal regulatory requirements and request injunctive relief and/or civil penalties, the Company would defend and attempt to resolve any such asserted violations.

In October 2006, the Illinois Attorney General and State Attorney of Lake County, Illinois brought suit against the Company alleging violations in Lake County of certain storm water discharge regulations. In August 2008, the Company signed a consent order with the Illinois Attorney General and the State Attorney of Lake County. Under the order, the Company will pay $80,000 to the Illinois Environmental Protection Agency, pay $30,000 to the State Attorney of Lake County, and make a contribution of $100,000 to the Lake County Health Department and Community Health Center Lakes Management Unit for use toward an environmental restoration project. The Company also agreed to implement certain management, record-keeping and reporting practices related to storm water discharges at the subject site. On October 9, 2008, the consent order was entered and the case was dismissed with prejudice.

On April 17, 2007, a securities class action suit was filed against Toll Brothers, Inc. and Robert I. Toll and Bruce E. Toll in the U.S. District Court for the Eastern District of Pennsylvania on behalf of the purported class of purchasers of the Company's common stock between December 9, 2004 and November 8, 2005. The original plaintiff has been replaced by two new lead plaintiffs — The City of Hialeah Employees' Retirement System and the Laborers Pension Trust Funds for Northern California. On August 14, 2007, an amended complaint was filed and the following individual defendants, who are directors and/or officers of Toll Brothers, Inc., were added to the suit: Zvi Barzilay, Joel H. Rassman, Robert S. Blank, Richard J. Braemer, Carl B. Marbach, Paul E. Shapiro and Joseph R. Sicree. The amended complaint filed on behalf of the purported class alleges that the defendants violated federal securities laws by issuing various materially false and misleading statements that had the effect of artificially inflating the market price of the Company's stock. They further allege that the individual defendants sold shares for a substantial gain during the class period. The purported class is seeking compensatory damages, counsel fees, and expert costs.

On November 4, 2008, a stockholder derivative action was filed in the Chancery Court of Delaware against Robert I. Toll, Zvi Barzilay, Joel H. Rassman, Bruce E. Toll, Paul E. Shapiro, Robert S. Blank, Carl B. Marbach, and Richard J. Braemer. The plaintiff, Milton Pfeiffer, purports to bring his claims on behalf of Toll Brothers, Inc. and alleges that the director and officer defendants breached their fiduciary duties to the Company and its stockholders, with respect to the stock sales alleged in the securities class action discussed above, by selling while in possession of material inside information about the Company. Plaintiff seeks contribution and indemnification from the individual director and officer defendants for any liability found against the Company in the securities class action suit. In addition, again purportedly on behalf of the Company, plaintiff seeks disgorgement of the defendants' profits from their stock sales.

The Company is involved in various other claims and litigation arising in the ordinary course of business. The Company believes that the disposition of these matters will not have a material effect on the business or on the financial condition of the Company.

14. RELATED PARTY TRANSACTIONS

The Company formed the Trust in 1998 to take advantage of commercial real estate opportunities. The Trust is effectively owned one-third by the Company; one-third by Robert I. Toll, Bruce E. Toll (and members of his family), Zvi Barzilay (and members of his family), Joel H. Rassman and other members of the Company's current and former senior management; and one-third by an affiliate of PASERS (collectively, the "Stockholders"). The Company had previously reduced its investment in the Trust by approximately $2.1 million, which represented the deferred gain on the sale of a parcel of land to the Trust in May 2003; the Company reclassified this deferral to accrued expenses on its consolidated balance sheet at October 31, 2007. At October 31, 2008, the Company's investment in the Trust was $432,000. The Company provides development, finance and management services to the Trust and recognized fees under the terms of various agreements in the amounts of $2.2 million, $5.9 million and $2.5 million in the fiscal years ended October 31, 2008, 2007 and 2006, respectively. The Company believes that the transactions between itself and the Trust were on terms no less favorable than it would have agreed to with unrelated parties.

15. INFORMATION ON BUSINESS SEGMENTS

The table below summarizes revenue and (loss) income before income taxes for each of the Company's geographic segments for each of the fiscal years ended October 31, 2008, 2007 and 2006 (amounts in thousands):

	2008	2007	2006
Revenue			
North	$ 932,946	$ 1,087,633	$ 1,444,167
Mid-Atlantic	880,960	1,340,610	1,777,891
South	562,117	976,923	1,192,388
West	782,190	1,241,813	1,709,007
Total	$ 3,158,213	$ 4,646,979	$ 6,123,453
(Loss) income before income taxes			
North	$ 898	$ 51,152	$ 281,917
Mid-Atlantic	(10,913)	206,433	491,803
South	(170,024)	(20,376)	161,811
West	(190,497)	(87,940)	338,516
Corporate and other	(96,251)	(78,589)	(147,431)
Total	$ (466,787)	$ 70,680	$ 1,126,616

Corporate and other is comprised principally of general corporate expenses such as the offices of the Chief Executive Officer and President, and the corporate finance, accounting, audit, tax, human resources, risk management, marketing and legal groups, offset in part by interest income and income from the Company's ancillary businesses.

The Company provided for inventory impairment charges and the expensing of costs that it believed not to be recoverable and write-downs of investments in unconsolidated entities that the Company does not believe it will be able to recover (including the Company's pro-rata share of impairment charges recognized by the unconsolidated entities in which it has an investment) for each of the fiscal years ended October 31, 2008, 2007 and 2006, as follows (amounts in thousands):

INVENTORY:

	2008	2007	2006
Land controlled for future communities:			
North	$ 28,125	$ 4,983	$ 9,309
Mid-Atlantic	13,591	4,020	7,725
South	42,004	7,912	14,096
West	17,746	21,005	59,795
	101,466	37,920	90,925
Operating communities and land owned:			
North	84,330	117,925	37,420
Mid-Atlantic	122,850	68,250	
South	158,095	143,450	2,500
West	178,250	251,971	21,200
	543,525	581,596	61,120
Total inventory impairment charges	$ 644,991	$ 619,516	$ 152,045

Investments in unconsolidated entities:

	2008	2007	2006
North	$ 57,901		
South	1,500		
West	141,251	$ 59,242	
	$ 200,652	$ 59,242	-

The table below summarizes total assets for each of the Company's geographic segments at October 31, 2008, 2007 and 2006 (amounts in thousands):

	2008	2007	2006
North	$1,244,661	$1,589,119	$1,758,520
Mid-Atlantic	1,220,304	1,523,447	1,654,718
South	688,049	1,180,325	1,338,324
West	1,133,981	1,616,395	1,905,945
Other	2,299,841	1,311,030	926,034
Total	$6,586,836	$7,220,316	$7,583,541

Other is comprised principally of cash and cash equivalents, deferred tax assets and the assets of the Company's manufacturing facilities and mortgage subsidiary.

16. SUPPLEMENTAL DISCLOSURE TO STATEMENTS OF CASH FLOWS

The following are supplemental disclosures to the statements of cash flows for each of the fiscal years ended October 31, 2008, 2007 and 2006 (amounts in thousands):

	2008	2007	2006
Cash flow information:			
Interest paid, net of amount capitalized	$ 12,643	$ 14,907	$ 20,045
Income taxes paid	$ 78,231	$ 322,844	$ 367,585
Non-cash activity:			
Cost of inventory acquired through seller financing or recorded due to VIE criteria	$ 7,430	$ 87,218	$ 147,224
Adoption of FIN 48	$ (47,460)		
Contribution of inventory, net of related debt, to unconsolidated entities	$ 45,000		$ 4,500
Land returned to seller subject to loan payable	$ 7,750	$ 8,693	
Stock awards	$ 26	$ 7,010	$ 10,926
Contributions to employee retirement plan		$ 2,764	$ 2,411
Income tax benefit related to exercise of employee stock options	$ 33,307	$ 2,442	$ 3,355
Adoption of supplemental retirement plan			$ 2,583
Investment in unconsolidated entities made by letters of credit		$ 17,828	$ 25,885
Reclassification of inventory to property, construction and office equipment	$ 16,103		
Reduction of investment in unconsolidated entities due to the reduction of letters of credit	$ 10,495	$ 10,883	$ 7,585
Reclassification of deferred income from investment in unconsolidated entities to accrued liabilities		$ 2,109	
Reclassification of accrued liabilities to loans payable	$ 2,163		
Miscellaneous (decreases) increases to investments in unconsolidated entities	$ (856)	$ 608	$ (2,035)
Acquisition of unconsolidated entities' assets and liabilities:			
Fair value of assets acquired			$ 189,773
Liabilities assumed			$ 111,320
Cash paid			$ 44,750
Reduction in investment and advances to unconsolidated entities			$ 33,703
Disposition of ancillary businesses:			
Fair value of asset sold		$ 8,453	
Liabilities incurred in disposition		$ 954	
Liabilities assumed by buyer		$ 1,751	
Cash received		$ 32,299	
Deconsolidation of a majority-owned joint venture:			
Fair value of assets removed	$ 92,506		
Liabilities removed	$ 84,513		
Minority interest eliminated	$ 8,014		

STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included herein and in other Company reports, SEC filings, verbal or written statements and presentations is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to: information related to anticipated operating results; financial resources; changes in revenues; changes in profitability; changes in margins; changes in accounting treatment; interest expense; inventory write-downs; effects of home buyer cancellations; growth and expansion; anticipated income to be realized from our investments in unconsolidated entities; the ability to acquire land; the ability to gain approvals and to open new communities; the ability to sell homes and properties; the ability to deliver homes from backlog; the ability to secure materials and subcontractors; the ability to produce the liquidity and capital necessary to expand and take advantage of opportunities in the future; industry trends; and stock market valuations. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company reports, SEC filings, statements and presentations. These risks and uncertainties include: local, regional, national and international economic conditions, including the current economic turmoil and uncertainties in the U.S. and global credit and financial markets; demand for homes; domestic and international political events; uncertainties created by terrorist attacks; effects of governmental regulation, including effects from the Emergency Economic Stabilization Act; the competitive environment in which the Company operates; changes in consumer confidence; volatility and fluctuations in interest rates; unemployment rates; changes in home prices, foreclosure rates and sales activity in the markets where the Company builds homes; the availability and cost of land for future growth; excess inventory and adverse market conditions that could result in substantial inventory write-downs; the availability of capital; uncertainties, fluctuations and volatility in the capital and securities markets; liquidity in the credit markets; changes in tax laws and their interpretation; legal proceedings; the availability of adequate insurance at reasonable cost; the ability of customers to obtain adequate and affordable financing for the purchase of homes; the ability of home buyers to sell their existing homes; the ability of the participants in our various joint ventures to honor their commitments; the availability and cost of labor and building and construction materials; the cost of oil, gas and other raw materials; construction delays; and weather conditions. Any or all of the forward-looking statements included herein and in any Company reports or public statements are not guarantees of future performance and may turn out to be inaccurate. Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands, except per share data)

	Three months ended, October 31	July 31	April 30	January 31
Fiscal 2008				
Revenue	$ 698,901	$ 797,670	$ 818,790	$ 842,852
Gross profit	$ 24,722	$ 57,840	$ (24,334)	$ (25,633)
Loss before income taxes	$ (106,026)	$ (54,795)	$ (154,011)	$ (151,955)
Net loss	$ (78,821)	$ (29,295)	$ (93,737)	$ (95,957)
Loss per share (1)				
Basic	$ (0.49)	$ (0.18)	$ (0.59)	$ (0.61)
Diluted	$ (0.49)	$ (0.18)	$ (0.59)	$ (0.61)
Weighted-average number of shares				
Basic	159,725	158,761	158,621	157,813
Diluted (2)	159,725	158,761	158,621	157,813
Fiscal 2007				
Revenue	$1,169,340	$1,212,351	$1,174,677	$1,090,611
Gross profit	$ 25,601	$ 134,043	$ 167,327	$ 194,631
(Loss) income before income taxes	$ (121,059)	$ 45,046	$ 59,493	$ 87,200
Net (loss) income	$ (81,841)	$ 26,486	$ 36,690	$ 54,316
(Loss) earnings per share (1)				
Basic	$ (0.52)	$ 0.17	$ 0.24	$ 0.35
Diluted	$ (0.52)	$ 0.16	$ 0.22	$ 0.33
Weighted-average number of shares				
Basic	156,787	155,556	154,716	154,212
Diluted (2)	156,787	164,375	164,294	164,048

(1) Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.

(2) For each quarter in fiscal 2008 and for the three months ended October 31, 2007 there were no incremental shares attributed to outstanding options to purchase common stock because the Company reported a net loss for each period, and any incremental shares would not be dilutive.

STOCK PRICE

The following table sets forth the price range of our common stock on the New York Stock Exchange for each fiscal quarter during the two years ended October 31, 2008:

	Three months ended, October 31	July 31	April 30	January 31
2008				
High	$ 27.19	$ 25.35	$ 26.13	$ 23.93
Low	$ 16.51	$ 16.25	$ 18.31	$ 15.49
2007				
High	$ 25.55	$ 31.14	$ 35.64	$ 34.43
Low	$ 19.31	$ 21.82	$ 26.90	$ 26.79

On October 31, 2008, 2007 and 2006, the closing price of our common stock on the New York Stock Exchange was $23.12, $22.91 and $28.91, respectively.

PERFORMANCE GRAPH

The following graph and chart compare the five-year cumulative total return (assuming an investment of $100 was made on October 31, 2003 and that dividends, if any, were reinvested) from October 31, 2003 to October 31, 2008 for (a) Toll Brothers, Inc., (b) the Standard & Poor's Homebuilding Index (the "S&P Homebuilding Index") and (c) the Standard & Poor's 500 Composite Index (the "S&P 500 Index"):


DOLLARS
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008

	2003	2004	2005	2006	2007	2008
□ Toll Brothers, Inc.	100.00	125.81	200.38	156.95	124.38	125.52
△ S&P Homebuilding Index	100.00	122.89	166.15	133.41	68.90	38.84
○ S&P 500 Index	100.00	109.42	118.96	138.40	158.56	101.32

corporate officers

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Robert I. Toll*
Chairman of the Board & Chief Executive Officer

Bruce E. Toll
Vice Chairman of the Board
President - BET Investments, an office and commercial real estate company, and
Chairman - Philadelphia Media Holdings, LLC, parent company of the Philadelphia Inquirer and Philadelphia Daily News

Zvi Barzilay*
President and Chief Operating Officer

Robert S. Blank
Co-Chairman & Co-CEO - Whitney Communications Company, and
Senior Partner - Whitcom Partners, investments

Edward G. Boehne
Retired President - Federal Reserve Bank of Philadelphia

Richard J. Braemer
Partner - Ballard, Spahr, Andrews & Ingersoll, LLP, Attorneys at Law

Roger S. Hillas
Retired Chairman - Meritor Savings Bank

Carl B. Marbach
President - Greater Marbach Airlines, Inc., and Florida Professional Aviation, Inc., aviation services and consulting companies

Stephen A. Novick
Senior Advisor - The Andrea and Charles Bronfman Philanthropies

Joel H. Rassman*
Executive Vice President, Treasurer and Chief Financial Officer

Paul E. Shapiro
Chairman - Q Capital Strategies, LLC, a life settlement company

*Executive Officer and Director of the Company

CORPORATE ADMINISTRATION DENOTES YEARS OF SERVICE

Senior Vice Presidents

Frederick N. Cooper 15	*Finance & Investor Relations*	Kevin J. McMaster 25	*Controller*
Jonathan C. Downs 16	*Human Resources*	George W. Nelson 5	*Chief Information Officer*
Mark K. Kessler 1	*General Counsel & Chief Compliance Officer*	Joseph R. Sicree 16	*Chief Accounting Officer*
		Michael I. Snyder 28	*Secretary & Chief Planning Officer*
Kira McCarron 23	*Chief Marketing Officer*	Werner Thiessen 18	*Acquisitions*

HOME BUILDING OPERATIONS DENOTES YEARS OF SERVICE

Regional Presidents
Thomas A. Argyris, Jr. 22
James W. Boyd 15
Barry A. Depew 25
William J. Gilligan 14
Richard T. Hartman 29
Robert Parahus 22
Edward D. Weber 29
Douglas C. Yearley, Jr. 18

Group Presidents
Keith L. Anderson 11
Roger A. Brush 15
Kevin D. Duermit 21
John P. Elcano 16
Christopher G. Gaffney 12
John G. Mangano 21
Glen H. Martin 2
Gary M. Mayo 11
Thomas J. Murray 14
Ralph E. Reinert 16
Douglas C. Shipe 14

Division Presidents
Thomas J. Anhut 14
Jeffrey A. Bartos 8
Charles W. Bowie 12
John D. Bunting 1
Anthony E. Casapulla 14
J. Michael Donnelly 17
James H. Harrison 2
Gregory E. Kamedulski 16
Dan L. Martin 11
Richard C. McCormick 30
Thomas R. Mulvey 4
Chris Myers 14
Richard M. Nelson 10
Walt I. Nowak 14
Robert G. Paul 7
Charles B. Raddatz 11
William C. Reilly 16
Kenneth S. Thirtyacre 11
John P. Vitella 10

LAND DEVELOPMENT AND COUNTRY CLUB OPERATIONS DENOTES YEARS OF SERVICE

Executive Vice President
Joseph J. Palka 15

Senior Vice Presidents
Robert N. McCarron 16
David H. Richey 6

SUBSIDIARY AND AFFILIATE OPERATIONS DENOTES YEARS OF SERVICE

Eastern States Engineering, Inc.	Christopher E. Stocke 2	*Vice President*
TBI Mortgage® Company	Donald L. Salmon 9	*President*
Toll Architecture, Inc.	Jed Gibson 15	*President*
Toll Brothers Realty Trust	James M. Steuterman 6	*Sr. Vice President*
Toll Landscape, L.L.C.	Mark Culichia 11	*Vice President*
Westminster Security Company	Felicia Ratka 8	*President*
Westminster Title Company, Inc.	William T. Unkel 4	*President*

Employee listings are as of 11/1/08

corporate information

CORPORATE OFFICE

Toll Brothers, Inc.
250 Gibraltar Road, Horsham, Pennsylvania 19044
215-938-8000 • TollBrothers.com

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane, New York, New York 10038
1-800-937-5449 • amstock.com

INDEPENDENT AUDITORS

Ernst & Young LLP — Philadelphia, Pennsylvania

SECURITIES COUNSEL

WolfBlock LLP — Philadelphia, Pennsylvania

EMPLOYEES

As of October 31, 2008, we had 3,160 full-time employees.

STOCKHOLDERS

As of December 10, 2008, we had 900 stockholders of record.

STOCK LISTING

Our common stock is traded on the New York Stock Exchange (symbol "TOL").

CERTIFICATIONS

Our Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the SEC regarding the quality of our public disclosures for each of the periods ended during our fiscal year ended October 31, 2008. Further, our Chief Executive Officer has certified to the New York Stock Exchange ("NYSE") that he is not aware of any violation by our Company of NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

DEMOGRAPHIC AND OTHER DATA

Sources for the data included in this annual report include Banc of America Securities, Barron's, Bloomberg L.P., Business Week, Citigroup, Claritas, Credit Suisse, Deutsche Bank Securities, Fannie Mae, Federal Home Loan Mortgage Corporation, Federal Housing Finance Board, Federal Reserve Bank, Federal Reserve Board, Fitch Ratings, Forbes, Fortune, Harvard Institute of Economic Research, International Strategy & Investment Group, John Burns Real Estate Consulting, Joint Center for Housing Studies - Harvard University, J.P. Morgan Securities, Macquarie Capital Securities, Moody's Economy.com, Moody's Investor Service, Mortgage Bankers Association, National Association of Home Builders, National Association of REALTORS®, The New York Times, Office of Federal Housing Enterprises Oversight, Standard & Poor's, Thomson Reuters Corporation, UBS Securities, U.S. Census Bureau, U.S. Department of Commerce, U.S. Department of Labor, Wachovia Securities, The Wall Street Journal, YAHOO! Finance, and Zelman & Associates.

INVESTOR RELATIONS INFORMATION REQUESTS

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other Company information are available without charge either on or through our website, TollBrothers.com, or upon request from the Co-Directors of Investor Relations at our Corporate Office:

Frederick N. Cooper, Senior Vice President - Finance & Investor Relations
fcooper@tollbrothersinc.com • 215-938-8312

Joseph R. Sicree, Senior Vice President - Chief Accounting Officer
jsicree@tollbrothersinc.com • 215-938-8045

Our Board of Directors has an audit committee, an executive compensation committee, and a nominating and corporate governance committee. Each of these committees has a formal charter. We also have Corporate Governance guidelines, a Code of Ethics for the Principal Executive Officer and Senior Financial Officers, and a Code of Ethics and Business Conduct which applies to all directors, officers and employees. Copies of these charters, guidelines, and codes can be obtained on our website and are also available upon request from the Co-Directors of Investor Relations listed above.

PRODUCTION NOTES

PHOTOGRAPHY

James B. Abbott, Mark Boisclair, Robert Brantley, Faulkner Studios, Eric Kieley, Eric Lucero, Gil Stose, William Taylor, Jim Wilson

PHOTOS

Front Cover:
The Malvern at Marlboro Ridge, Upper Marlboro, MD

Page 6:
(L) The Malvern at Marlboro Ridge, Upper Marlboro, MD
(R) Ocean's Edge at Singer Island, Singer Island, FL

Page 20:

1. Beach Front at Singer Island, Singer Island, FL
2. The Waverly at Hampton Pointe, Hardeeville, SC
3. The Venosa at Vistas at Indian Oaks, Chatsworth, CA
4. The Waterford at Woodstock Knoll, Woodstock, GA
5. The Charleston at Estes Park at Southlake, Southlake, TX


customized lifestyles
photo 2
photo 1
photo 3
photo 4
photo 5

TOL LISTED NYSE

Toll Brothers
America's Luxury Home Builder

TOLL BROTHERS, INC.

250 Gibraltar Road
Horsham, Pennsylvania 19044

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS to be held on Wednesday, March 11, 2009

The 2009 Annual Meeting of Stockholders (the "Meeting") of Toll Brothers, Inc. (the "Company") will be held on Wednesday, March 11, 2009 at 12:00 noon EDT, at the offices of the Company, 250 Gibraltar Road, Horsham, Pennsylvania 19044, for the following purposes:

1. To elect the four directors nominated by the Board of Directors and named in the proxy statement to hold office until the 2012 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. (The terms of office of the other directors do not expire until 2010 or 2011.)

2. To ratify the re-appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2009 fiscal year.

3. To consider two stockholder proposals if properly presented at the Meeting.

4. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on January 16, 2009 as the record date for the Meeting. Only stockholders of record at that time are entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof.

The enclosed proxy is solicited by the Board of Directors of the Company. Reference is made to the attached proxy statement for further information with respect to the business to be transacted at the Meeting. The Board of Directors urges you to sign, date and return the enclosed proxy promptly, although you are cordially invited to attend the Meeting in person. The return of the enclosed proxy will not affect your right to vote in person if you do attend the Meeting.

Please note the admission policy and procedures regarding attendance at the Meeting, set forth on the next page.

MICHAEL I. SNYDER
Secretary

February 6, 2009

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 11, 2009

The proxy statement and 2008 Annual Report of Toll Brothers, Inc. are available at: http://materials.proxyvote.com/889478

ATTENDANCE AT ANNUAL MEETING — ADMISSION POLICY AND PROCEDURES

Attendance at the Meeting is limited to:

(A) Stockholders of record.

(B) Beneficial owners who are natural persons and who present a letter from the stockholder of record certifying to their beneficial ownership.

(C) Authorized representatives of beneficial owners that are not natural persons, who present: (1) a letter from the stockholder of record certifying to the beneficial ownership of the entity, and (2) a letter certifying to their status as an authorized representative of the entity.

The Meeting will begin promptly at 12:00 noon EDT. Please allow ample time for the admission procedures described below.

If you are a stockholder of record, meaning you hold your shares directly with the Company, and you plan to attend the Meeting, please mark the appropriate box on your proxy card, or send written notice of your intention to attend to: Toll Brothers, Inc., 250 Gibraltar Road, Horsham, PA 19044, Attention: Michael I. Snyder, Secretary, by March 4, 2009.

If you are a beneficial owner, meaning your shares are held for you by a bank, broker or other intermediary, and you plan to attend the Meeting, please send written notice of your intention to attend to: Toll Brothers, Inc., 250 Gibraltar Road, Horsham, PA 19044, Attention: Michael I. Snyder, Secretary, by March 4, 2009. Please include with such notice: (1) your name, complete mailing address and phone number, (2) if you are not a natural person and will be naming a representative to attend on your behalf, the name, complete mailing address and phone number of that individual, and (3) evidence of your ownership (such as the relevant portion of your bank or brokerage firm account statement or a letter from the bank, broker or other intermediary confirming your ownership). If you do not provide the requested information by March 4, 2009, please be prepared to show it at the entrance to the Meeting in order to gain admission. Failure to provide such information either in advance or at the Meeting may result in non-admission to the Meeting.

If you are a stockholder of record and plan to vote your shares at the Meeting, please bring your proxy card with you. If you are a beneficial owner and plan to vote your shares at the Meeting, please bring evidence of ownership with you, even if such evidence was provided in advance.

All attendees must present a valid photo identification to be admitted to the Meeting. Cameras (including cellular phones or PDAs with photographic capabilities), recording devices and other electronic devices, and the use of cellular phones or PDAs, will not be permitted at the Meeting. Representatives will be at the entrance to the Meeting and these representatives will have the authority, on the Company's behalf, to determine whether these admission procedures have been followed and whether you will be granted admission to the Meeting.

TABLE OF CONTENTS

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TOLL BROTHERS, INC.

250 Gibraltar Road
Horsham, Pennsylvania 19044

PROXY STATEMENT
For
Annual Meeting of Stockholders
Wednesday, March 11, 2009

GENERAL

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Toll Brothers, Inc., a Delaware corporation, for use at the Toll Brothers, Inc. 2009 Annual Meeting of Stockholders (the "Meeting"), which will be held on the date, at the time and place, and for the purposes set forth in the foregoing notice, and any adjournment or postponement thereof. Any reference to "Toll Brothers" or any use of the terms "Company," "we," "us" or "our" in this proxy statement refers to Toll Brothers, Inc. This proxy statement, the foregoing notice and the enclosed proxy are first being sent to our stockholders on or about February 6, 2009.

The Board of Directors does not intend to bring any matter before the Meeting except as specifically indicated in the notice and does not know of anyone else who intends to do so. If any other matters properly come before the Meeting, however, the persons named in the enclosed proxy, or their duly constituted substitutes acting at the Meeting, will be authorized to vote or otherwise act thereon in accordance with their judgment on such matters. If the enclosed proxy is properly executed and returned to and received by us prior to voting at the Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. In the absence of instructions, the shares will be voted "FOR" Proposal One, the nominees of our Board of Directors in the election of the four directors whose terms of office will extend until the 2012 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, "FOR" Proposal Two, the ratification of the re-appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2009 fiscal year, "AGAINST" Proposal Three, a stockholder proposal to declassify our Board of Directors, and "AGAINST" Proposal Four, a stockholder proposal relating to the separation of the roles of CEO and Chairman of the Board. Any proxy may be revoked at any time before its exercise by notifying the Secretary in writing, by delivering a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

VOTING SECURITIES AND SECURITY OWNERSHIP

Shares Entitled To Vote, Quorum and Required Vote

The record date fixed by our Board of Directors for the determination of stockholders entitled to notice of and to vote at the Meeting is January 16, 2009 (the "Record Date"). At the close of business on the Record Date, there were 161,010,266 shares of our common stock outstanding and eligible to vote at the Meeting. We have no other class of voting securities outstanding. At the Meeting, stockholders will be entitled to one vote for each share of common stock owned of record at the close of business on the Record Date. The presence at the Meeting, in person or by proxy, of persons entitled to cast the votes of a majority of such outstanding shares of common stock will constitute a quorum for consideration of the matters expected to be voted on at the Meeting. Abstentions and broker non-votes represented by submitted proxies will be included in the calculation of the number of the shares present at the Meeting for the purposes of determining a quorum. "Broker non-votes" means shares held of record by a broker that are not voted on a matter because the broker has not received voting instructions from the beneficial owner of the shares and either lacks or declines to exercise the authority to vote the shares in its discretion.

Proposal One: Directors are elected by a plurality of the votes cast at the Meeting on this proposal and the four nominees who receive the most votes will be elected. Proposal One is considered a "routine" matter under the rules of the New York Stock Exchange ("NYSE") and, therefore, brokerage firms and nominees that are members of the NYSE have the authority under those rules to vote their customers' unvoted shares on Proposal One if their

customers have not furnished voting instructions within a specified period of time prior to the Meeting. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election of directors.

Proposal Two: To be approved, this proposal must receive an affirmative majority of the votes cast at the Meeting on this proposal. Proposal Two is considered a "routine" matter under the NYSE's rules and, therefore, brokerage firms and nominees that are members of the NYSE have the authority under those rules to vote their customers' unvoted shares on Proposal Two if the customers have not furnished voting instructions within a specified period of time prior to the Meeting. Abstentions and broker non-votes represented by submitted proxies will not be taken into account in determining the outcome of this proposal.

Proposals Three and Four: To be approved, each of these proposals must receive an affirmative majority of the votes cast at the Meeting on these proposals. These proposals are not considered "routine" matters under the NYSE's rules and, therefore, brokerage firms and nominees that are members of the NYSE will not be able to vote the shares of customers from whom they have not received voting instructions with regard to either of these proposals. Abstentions and broker non-votes represented by submitted proxies will not be taken into account in determining the outcome of these proposals.

Security Ownership of Principal Stockholders and Management

The following table sets forth certain information with respect to the holdings of: (1) each person known to us to be the beneficial owner of more than 5% of our common stock; (2) each of our directors and nominees for director and each executive officer named in the Summary Compensation Table under "Executive Compensation Tables" in this proxy statement; and (3) all directors and executive officers as a group. This information is as of the Record Date, except as otherwise indicated. To the best of our knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein has sole voting power and sole investment power with respect to such shares, unless otherwise indicated.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock
Robert I. Toll (2)(3)(4)	25,148,021	14.96
Bruce E. Toll (5)	6,024,160	3.74
FMR LLC (6)	16,565,240	10.29
Massachusetts Financial Services Company (7)	8,500,300	5.28
Zvi Barzilay	2,217,500	1.36
Robert S. Blank	209,492	*
Edward G. Boehne	311,300	*
Richard J. Braemer	506,140	*
Roger S. Hillas	493,423	*
Carl B. Marbach (8)	412,243	*
Stephen A. Novick	126,300	*
Joel H. Rassman	1,186,214	*
Paul E. Shapiro	414,707	*
All directors and executive officers as a group (11 persons) (3)(4)(8)(5)(9)	37,049,500	21.41

* Less than 1%

(1) Shares issuable pursuant to options exercisable within 60 days after the Record Date are deemed to be beneficially owned. Accordingly, the information presented above includes the following numbers of shares of common stock underlying options held by the following individuals, and all directors and executive officers as a group: Mr. Robert I. Toll, 7,100,000 shares; Mr. Bruce E. Toll, 250,500 shares; Mr. Barzilay, 1,921,316 shares; Mr. Blank, 196,000 shares; Mr. Boehne, 309,500 shares (includes options for 64,000 shares transferred to his wife); Mr. Braemer, 311,500 shares; Mr. Hillas, 267,000 shares; Mr. Marbach,

343,500 shares; Mr. Novick, 125,500 shares; Mr. Rassman, 844,201 shares; Mr. Shapiro, 339,125 shares; and all directors and executive officers as a group, 12,108,142 shares.

(2) The address for Mr. Robert I. Toll is c/o Toll Brothers, Inc., 250 Gibraltar Road, Horsham, Pennsylvania 19044.

(3) Amount includes 418,735 shares held by trusts for Mr. Robert I. Toll's children and grandchildren, of which Jane Toll, Mr. Robert I. Toll's spouse, is a trustee with voting and dispositive power, and as to which he disclaims beneficial ownership. Amount also includes 56,000 shares owned by the Robert and Jane Toll Foundation, of which Mr. Robert I. Toll is a trustee with voting and dispositive power, and as to which he disclaims beneficial ownership.

(4) Amount includes 7,120,316 shares pledged to certain financial institutions to secure personal obligations of Mr. Robert I. Toll.

(5) Amount includes 4,050,000 shares pledged to certain financial institutions to secure obligations of The Bruce. E. Toll Revocable Trust (of which Mr. Bruce E. Toll is the sole trustee).

(6) Based on a Schedule 13G, filed with the Securities and Exchange Commission (the "SEC") on January 10, 2008, which states that the address of FMR LLC ("FMR") is 82 Devonshire Street, Boston, Massachusetts 02109, that FMR has sole voting power with respect to 303,440 shares and sole dispositive power with respect to 16,565,240 shares, and that 16,262,000 shares as to which the Schedule 13G is filed by FMR, in its capacity as an investment advisor, are owned by clients of FMR who have the right to receive or the power to direct the receipt of dividends from or proceeds of such shares.

(7) Based on a Schedule 13G-A, filed with the SEC on February 12, 2008, which states that the address of Massachusetts Financial Services Company ("MFS") is 500 Boylston Street, Boston, Massachusetts 02116, that MFS has sole voting power with respect to 7,651,980 shares and sole dispositive power with respect to 8,500,300 shares.

(8) Amount includes an aggregate of 9,400 shares beneficially owned by individual retirement accounts ("IRAs") for the benefit of Mr. Marbach and his wife. Mr. Marbach disclaims beneficial ownership of the 4,700 shares held by his wife's IRA.

(9) The Board of Directors, after reviewing the functions of all of our officers, both in terms of designated function and functions actually performed, has determined that, for purposes of Item 403 of Regulation S-K of the SEC, only the Chief Executive Officer, Chief Operating Officer, and Executive Vice President/Chief Financial Officer/Treasurer are deemed to be officers or executive officers of the Company for reporting purposes under Item 403.

PROPOSAL ONE

ELECTION OF DIRECTORS FOR TERMS ENDING 2012

At the Meeting, our stockholders will elect four directors to hold office until the 2012 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified. Our Board of Directors is divided into three classes serving staggered three-year terms, with the term of one class of directors expiring each year. The directors whose three-year terms of office expire at the Meeting are Messrs. Robert S. Blank, Roger S. Hillas, Stephen A. Novick and Paul E. Shapiro.

The Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated Messrs. Robert S. Blank, Roger S. Hillas, Stephen A. Novick and Paul E. Shapiro to serve again as directors until the 2012 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified. Each nominee has indicated a willingness to continue to serve as a director. Should a nominee become unavailable to accept election as a director, the persons named in the enclosed proxy will vote the shares that such proxy represents for the election of such other person as the Board of Directors may nominate on the recommendation of the Nominating and Corporate Governance Committee.

Set forth below is certain information concerning each nominee for election as a director at the Meeting and each director whose current term of office will continue after the Meeting.

Name	Age	Director Since	Term Expires	Position(s) with the Company
Robert I. Toll	68	1986	2011	Chairman of the Board and Chief Executive Officer
Bruce E. Toll	65	1986	2011	Vice Chairman of the Board
Zvi Barzilay	62	1994	2010	President, Chief Operating Officer and Director
Robert S. Blank	68	1986	2009	Director
Edward G. Boehne	68	2000	2010	Director
Richard J. Braemer	67	1986	2010	Director
Roger S. Hillas	81	1988	2009	Director
Carl B. Marbach	67	1991	2010	Director
Stephen A. Novick	68	2003	2009	Director
Joel H. Rassman	63	1996	2011	Executive Vice President, Chief Financial Officer, Treasurer and Director
Paul E. Shapiro	67	1993	2009	Director

Robert I. Toll co-founded our predecessors' operations with his brother, Bruce E. Toll, in 1967. He has been a member of our Board of Directors since our inception in May 1986. His principal occupation since our inception has been to serve as our Chief Executive Officer.

Bruce E. Toll, the brother of Robert I. Toll, has been a member of our Board of Directors since our inception in May 1986 and served as our Chief Operating Officer until May 1998 and our President until November 1998. He is a member of the Public Debt and Equity Financing Committee. Mr. Toll is the founder and president of BET Investments, a commercial real estate company, the Chairman of Philadelphia Media Holdings, L.L.C., the parent company of the Philadelphia Inquirer and the Philadelphia Daily News, and the owner of several car dealerships. He also serves on the board of directors of Fifth Street Finance Corp., a NYSE-listed company that lends to and invests in small and mid-sized companies. From 2000 until July 2006, Mr. Toll was a member of the board of directors of UbiquiTel, Inc.

Zvi Barzilay has been a member of our Board of Directors since June 1994. He joined our predecessor in 1980 as a project manager and was appointed a Vice President in 1983. He held the position of Executive Vice President from January 1992 until May 1998, when he was appointed to the additional position of Chief Operating Officer. Since November 1998, he has been our President and Chief Operating Officer.

Robert S. Blank has been a member of our Board of Directors since September 1986. He is a member of the Nominating and Corporate Governance Committee and the Public Debt and Equity Financing Committee. For more than the past five years, Mr. Blank has been Co-Chairman and Co-Chief Executive Officer of Whitney Communication Company and Senior Partner of Whitcom Partners. Whitney Communications Company and Whitcom Partners make investments in public and non-public companies. From August 2001 until June 2007, Mr. Blank was a member of the board of directors of Advanta Corp.

Edward G. Boehne has been a member of our Board of Directors since July 2000. He is the Chairman of the Nominating and Corporate Governance Committee and a member of the Audit Committee. From 1981 until his retirement in May 2000, Mr. Boehne was the President of the Federal Reserve Bank of Philadelphia. Mr. Boehne is a member of the board of directors of Beneficial Mutual Bancorp, Inc., Penn Mutual Life Insurance Co. and AAA Mid-Atlantic, Inc. Mr. Boehne is also a member of the board of directors of, and a Senior Economic Advisor to, the Haverford Trust Company.

Richard J. Braemer has been a member of our Board of Directors since September 1986. He is the chairman of the Public Debt and Equity Financing Committee. Mr. Braemer is senior counsel at the law firm of Ballard, Spahr, Andrews & Ingersoll, LLP, where he was a partner from 1994 through 2008.

Roger S. Hillas has been a member of our Board of Directors since April 1988. He is a member of the Audit Committee. From July 1988 until his retirement in December 1992, Mr. Hillas was Chairman and Chief Executive Officer of Meritor Savings Bank. Prior to July 1988, Mr. Hillas was Chairman of PNC Financial Corp. and, before that, Chairman of Provident National Bank.

Carl B. Marbach has been a member of our Board of Directors since December 1991. He is the Chairman of the Executive Compensation Committee and a member of the Audit Committee. Since January 2004, Mr. Marbach has been president of Greater Marbach Airlines, Inc. and Florida Professional Aviation, Inc., companies that provide aviation services and consulting. From January 1995 to January 2004, Mr. Marbach was President of Internetwork Publishing Corp., an electronic publisher, which he founded.

Stephen A. Novick has been a member of our Board of Directors since January 2003. He is a member of the Executive Compensation Committee and the Nominating and Corporate Governance Committee. Mr. Novick serves as Senior Advisor for The Andrea and Charles Bronfman Philanthropies, a private family foundation. Until December 2006, Mr. Novick was a consultant to Grey Global Group, a marketing communications company. From 1990 until his retirement in December 2004, Mr. Novick was Chief Creative Officer-Worldwide, and from April 2000 to December 2004 was Vice Chairman, of Grey Global Group. Mr. Novick is also a member of the board of directors of Ark Restaurant Corp.

Joel H. Rassman has been a member of our Board of Directors since September 1996. He joined our predecessor in 1984 as Senior Vice President, Treasurer and Chief Financial Officer. Mr. Rassman was appointed Executive Vice President in June 2002. Mr. Rassman continues to serve as our Executive Vice President, Treasurer and Chief Financial Officer.

Paul E. Shapiro has been a member of our Board of Directors since December 1993. He is the Chairman of the Audit Committee. Since June 30, 2004, Mr. Shapiro has been Chairman of the Board of Q Capital Strategies, LLC, a life settlement company. From January 1, 2004 to June 30, 2004, Mr. Shapiro was Senior Vice President of MacAndrews & Forbes Holdings, Inc., a private holding company of operating businesses. From June 2001 to December 2003, Mr. Shapiro was Executive Vice President and Chief Administrative Officer of Revlon Inc.

Meetings and Committees of the Board of Directors

The Board of Directors held four regular meetings and one telephonic meeting during our 2008 fiscal year.

The Board of Directors currently has an Audit Committee, an Executive Compensation Committee, a Nominating and Corporate Governance Committee and a Public Debt and Equity Financing Committee.

The Audit Committee is, and for the entire 2008 fiscal year was, comprised of Paul E. Shapiro (Chairman), Edward G. Boehne, Roger S. Hillas and Carl B. Marbach, each of whom has been determined by the Board of Directors to meet the standards of independence required of audit committee members by the NYSE and applicable SEC rules. For more information on the NYSE standards for independence, see "Corporate Governance-Director Independence" in this proxy statement. The Board of Directors has further determined that all members of the Audit Committee are financially literate, and that Edward G. Boehne possesses accounting and related financial management expertise within the meaning of the listing standards of the NYSE, and is an "audit committee financial expert" within the meaning of the applicable SEC rules.

The Audit Committee, among other things, assists our Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, and the performance of our internal audit function and independent audits. The Audit Committee also has the responsibility and authority for the appointment, compensation, retention, evaluation, termination and oversight of the independent registered public accounting firm, and pre-approval of audit and permissible non-audit services provided by the independent registered public accounting firm. The Audit Committee held four regular meetings during the last fiscal year, all of

which were attended by representatives from Ernst & Young LLP, our independent registered public accounting firm, to consider, among other things, the scope of the annual audit and issues of accounting policy and internal control. The Chairman of the Audit Committee also met telephonically with our management and representatives from Ernst & Young LLP eight times during the 2008 fiscal year, prior to each public release of our quarterly and annual financial information.

The Executive Compensation Committee is, and for the entire 2008 fiscal year was, comprised of Carl B. Marbach (Chairman) and Stephen A. Novick, each of whom has been determined by the Board of Directors to meet the NYSE's standards for independence. In addition, each committee member is a "Non-Employee Director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an "outside director" as defined for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Executive Compensation Committee, among other things, sets compensation for the Named Executive Officers ("NEOs") and administers (in some cases along with the Board of Directors) the Toll Brothers, Inc. CEO Cash Bonus Plan (the "CEO Bonus Plan"), the Toll Brothers, Inc. Executive Officer Cash Bonus Plan (the "Executive Officer Bonus Plan"), the Toll Brothers, Inc. Amended and Restated Stock Incentive Plan for Employees (2007) (the "Employee Plan"), and the Toll Brothers, Inc. Supplemental Executive Retirement Plan (the "SERP"). It also administers the Toll Brothers, Inc. Key Executives and Non-Employee Directors Stock Option Plan (1993) (the "1993 Plan"), the Toll Brothers, Inc. Stock Option and Incentive Plan (1995) (the "1995 Plan") and the Toll Brothers, Inc. Stock Incentive Plan (1998) (the "1998 Plan"), which plans are inactive except for exercises of existing stock option grants. The Executive Compensation Committee held five meetings during the 2008 fiscal year, some of which took place over multiple days.

The Nominating and Corporate Governance Committee is, and for the entire 2008 fiscal year was, comprised of Edward G. Boehne (Chairman), Robert S. Blank and Stephen A. Novick, each of whom has been determined by the Board of Directors to meet the NYSE's standards for independence. The Nominating and Corporate Governance Committee is responsible for, among other things, the recommendation to the Board of Directors of nominees for election to the Board of Directors, the evaluation of the size of the Board of Directors, the evaluation and recommendation to the Board of Directors of the compensation of the non-employee directors, the establishment and updating of corporate governance guidelines, the review and approval of related party transactions and acting on behalf of the Board of Directors with respect to certain administrative matters. The Nominating and Corporate Governance Committee, along with the Board of Directors, also administers the Toll Brothers, Inc. Amended and Restated Stock Incentive Plan for Non-Employee Directors (2007) (the "Director Plan"). The Nominating and Corporate Governance Committee held four meetings during the 2008 fiscal year.

The Public Debt and Equity Financing Committee is, and for the entire 2008 fiscal year was, comprised of Richard J. Braemer (Chairman), Robert S. Blank, Carl B. Marbach and Bruce E. Toll. The Public Debt and Equity Financing Committee's primary responsibility is to carry out functions previously approved by the Board of Directors relating to the authorization, terms, sale, registration or repurchase of public debt securities of the Company or its affiliates. The Public Debt and Equity Financing Committee met once during the 2008 fiscal year.

Each director attended at least 75% of the meetings of the Board of Directors and of the committees of which he was a member during the 2008 fiscal year.

Director Compensation

The Nominating and Corporate Governance Committee is responsible for evaluating and recommending compensation for non-management directors to the Board of Directors.

Elements of Director Compensation

Non-management directors are compensated in cash, stock options, and restricted stock for their services as directors.

- *Cash.* Directors receive no annual cash stipend for their service on the Board of Directors or its committees. Each non-management director, other than Bruce E. Toll, receives cash fees for each Board of Directors and Board committee meeting attended that is determined to be a "paid" meeting. In general, for

example, telephone conferences lasting less than thirty minutes in duration are not considered "paid" meetings. Cash fees paid for meetings held during fiscal 2008 were as follows:

Each full day Board of Directors meeting	$5,000
Each half day Board of Directors meeting	$2,500
Each telephonic Board of Directors meeting	$1,750
Each Board committee meeting	$1,750

- *Equity Compensation.* All non-management directors receive annual equity compensation in the form of stock options for service on the Board of Directors and on Board committees. In addition, non-management directors also receive restricted stock awards for service on certain Board committees. Stock options and restricted stock awards are granted on December 20 of each year (or the immediately preceding or succeeding business day, if December 20 falls on a weekend), for service during the immediately preceding fiscal year. Each option grant made to a non-management director vests equally over a two year period, with the potential for automatic vesting upon a change of control of the Company and continued vesting upon death, disability or retirement of the director. Restrictions on shares of restricted stock granted as director compensation lapse over two years, although all restrictions immediately lapse upon a change of control of the Company or upon the death or disability of the director. In order to receive equity compensation for Board committee service, the relevant Board committee must meet at least once during the fiscal year, and such meeting must be considered a "paid" meeting.

  Equity compensation granted to non-management directors during fiscal 2008 was for services rendered during fiscal 2007 and was granted under the Director Plan as follows:

Service on the Board of Directors	Option to acquire 15,000 shares
Chairman of the Audit Committee	Option to acquire 1,250 shares 250 shares of restricted stock
Member of the Audit Committee	Option to acquire 1,000 shares 100 shares of restricted stock
Chairman of the Nominating and Corporate Governance Committee	Option to acquire 1,000 shares 200 shares of restricted stock
Member of the Nominating and Corporate Governance Committee	Option to acquire 1,000 shares 100 shares of restricted stock
Chairman of the Executive Compensation Committee	Option to acquire 1,000 shares 200 shares of restricted stock
Member of the Executive Compensation Committee	Option to acquire 1,000 shares 100 shares of restricted stock
Member or Chairman of the Public Debt and Equity Financing Committee	Option grant to acquire 500 shares

- *Perquisites and Benefits.* Non-management directors did not receive perquisites or other benefits from the Company during fiscal 2008, except for Mr. Bruce E. Toll, as discussed in the section below entitled "Other Director Compensation Arrangements."

Other Director Compensation Arrangements

An Advisory and Non-Competition Agreement (the "Advisory Agreement"), dated as of November 1, 2004, and amended as of June 13, 2007 and November 24, 2008, is in place between the Company and Bruce E. Toll. The Advisory Agreement currently expires on October 31, 2010. The purpose of the Advisory Agreement is to provide us with the valuable and special knowledge, expertise and services of Mr. Toll, one of our co-founders, on a continuing basis, as well as to ensure that Mr. Toll does not engage in activities or business ventures which compete with us. The Advisory Agreement provides, among other things, that (a) we will retain Mr. Toll as Special Advisor

to the Chairman until October 31, 2010 at an annual compensation rate of $675,000, (b) he will be paid $675,000 for each of the three years following the term (or termination) of the Advisory Agreement so long as he does not violate certain non-competition and other provisions, and (c) during the term of the Advisory Agreement he will be entitled to receive the health and 401(k) retirement plan benefits available to our NEOs. Pursuant to the terms of the Advisory Agreement, Mr. Toll was designated a participant in the SERP, which provides an annual benefit of $230,000 for 20 years, provided that no payments will be made to Mr. Toll under the SERP until the expiration of the three-year non-competition period following the term (or termination) of the Advisory Agreement. In fiscal 2008, we accrued $47,275 for his benefit under the SERP. During fiscal 2008, we provided Bruce E. Toll with perquisites with an estimated value of $26,453, which are described in greater detail under "Director Compensation Table" below. These perquisites were reviewed by the Executive Compensation Committee as part of its review of perquisites paid to our NEOs and were found to be reasonable and consistent with past practices.

Director Compensation Table

The following table sets forth information concerning the fiscal 2008 compensation awarded to or earned by the non-management directors. Management directors are not compensated for their service as directors. The compensation received by the management directors for their services as employees of the Company is shown in the Summary Compensation Table contained in this proxy statement.

Non-Management Director Compensation during Fiscal 2008

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Option Awards ($)(4)(5)(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert S. Blank	19,500	2,543	196,960	—	—	219,003
Edward G. Boehne	28,250	7,628	209,270	—	—	245,148
Richard J. Braemer	14,250	—	184,650	—	—	198,900
Roger S. Hillas	21,250	2,543	196,960	—	—	220,753
Carl B. Marbach	28,250	6,037	209,270	—	—	243,557
Stephen A. Novick	28,250	3,494	243,880	—	—	275,624
Paul E. Shapiro	35,250	5,561	200,038	—	—	240,849
Bruce E. Toll	—	—	184,650	(7)	701,453(8)	886,103

(1) Annual restricted stock grants to non-management directors are made during the first quarter of each fiscal year for service on the Board during the immediately preceding fiscal year. The awards vest 50% on the first anniversary of the award and 50% on the second anniversary of the award. The grant date fair values of the awards are based upon the closing price our common stock on the date of the awards. Each non-management director, other than Mr. Braemer and Mr. Bruce E. Toll, received a grant of restricted stock during fiscal year 2008. Each grant was made on December 20, 2007 and the grant date fair value of each award was as follows: Mr. Blank, $2,076; Mr. Boehne, $6,228; Mr. Hillas, $2,076; Mr. Marbach, $6,228; Mr. Novick, $4,152; and Mr. Shapiro, $5,190.

(2) The amounts in this column represent the dollar amount recognized for financial statement reporting purposes for fiscal year 2008 in accordance with Statement of Financial Accounting Standards No. 123R, Share Based Payment ("SFAS 123R") for restricted stock awards. The amount recognized for financial statement reporting purposes is based on the grant date fair value of the awards (see footnote 1 above) and the period upon which the awards vest.

(3) The non-management directors held the following amounts of unvested restricted stock awards at October 31, 2008: Mr. Blank, 150 shares; Mr. Boehne, 450 shares; Mr. Hillas, 150 shares; Mr. Marbach, 400 shares; Mr. Novick, 250 shares; and Mr. Shapiro, 350 shares. Mr. Braemer and Mr. Bruce E. Toll do not hold any unvested restricted stock awards.

(4) The annual stock option grants to non-management directors are made during the first quarter of each fiscal year for service on the Board during the immediately preceding fiscal year. The amounts in this column

represent the dollar amount recognized for financial statement reporting purposes for fiscal year 2008 in accordance with SFAS 123R. Assumptions used in the calculation of these amounts are included in Note 9 to our audited financial statements for fiscal year 2008, included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2008.

(5) Each non-management director received a stock option grant during fiscal year 2008. Each grant was made on December 20, 2007 and the grant date fair value of each award, computed in accordance with SFAS 123R, was as follows: Mr. Blank, $196,960; Mr. Boehne, $209,270; Mr. Braemer, $184,650; Mr. Hillas, $196,960; Mr. Marbach, $209,270; Mr. Novick; $209,270; Mr. Shapiro, $200,038; and Mr. Bruce E. Toll, $184,650.

(6) The non-management directors held unexercised stock options to acquire the following amounts of our common stock at October 31, 2008: Mr. Blank, 204,000 shares; Mr. Boehne, 254,000 shares; Mr. Braemer, 350,000 shares; Mr. Hillas, 337,000 shares; Mr. Marbach, 352,000 shares; Mr. Novick, 134,000 shares; Mr. Shapiro, 347,250 shares; and Mr. Bruce E. Toll, 258,000. We provide information on the beneficial ownership of our stock for each of our directors under "Security Ownership of Principal Stockholders and Management" on page 2 of this proxy statement.

(7) Due to a change in actuarial assumptions regarding Mr. Bruce E. Toll's retirement age and a change in the assumption related to the discount rate from October 31, 2007 to October 31, 2008, the actuarial present value of Mr. Bruce E. Toll's accumulated plan benefit under the SERP decreased by $525,082.

(8) "All Other Compensation" consists of the following annual compensation and perquisites provided to Mr. Bruce E. Toll pursuant to the Advisory Agreement. See "Other Director Compensation Arrangements" above.

Annual cash compensation	$675,000
Contributions to 401(k) plan	11,550
Health insurance	11,925
Club dues	2,978
Total	$701,453

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" THE ELECTION OF ROBERT S. BLANK, ROGER S. HILLAS, STEPHEN A. NOVICK AND PAUL E. SHAPIRO.

PROPOSAL TWO

RATIFICATION OF THE RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee recommends ratification of its re-appointment of Ernst & Young LLP, independent registered public accounting firm, to audit our consolidated financial statements for the fiscal year ending October 31, 2009. Ernst & Young LLP has audited our consolidated financial statements since 1984.

Representatives of Ernst & Young LLP are expected to be present at the Meeting, will be afforded the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

We have been advised by Ernst & Young LLP that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

The following table sets forth the fees paid to Ernst & Young LLP for professional services for the fiscal years ended October 31, 2008 and 2007:

	2008	2007
Audit Fees(1)	$1,197,883	$ 926,034
Audit-Related Fees(2)	63,250	82,593
Tax Fees(3)	243,361	119,057
All Other Fees(4)	—	4,000
	$1,504,494	$1,131,684

(1) "Audit Fees" include fees billed for (a) the audit of Toll Brothers, Inc. and its consolidated subsidiaries, (b) the attestation of the independent registered public accounting firm with respect to the effectiveness of internal control over financial reporting, (c) the review of quarterly financial information, (d) the stand-alone audits of certain of its subsidiaries and (e) the issuance of consents in various filings with the SEC.

(2) "Audit-Related Fees" include fees billed for audits of various joint ventures in which we have an interest, and the Toll Brothers Realty Trust Group.

(3) "Tax Fees" include fees billed for consulting on tax planning matters.

(4) "All Other Fees" include fees for consulting for certain joint ventures.

The Audit Committee meets and agrees upon the annual audit fee directly with our independent auditors. The Audit Committee also establishes pre-approved limits for which our management may engage our independent auditors for specific services. Any work that exceeds these pre-approved limits in a quarter requires the advance approval of the Audit Committee. Each quarter the Audit Committee reviews the matters worked on by the independent auditors during the previous quarter and establishes any pre-approved limits for the current quarter. All fees and services were approved by the Audit Committee for fiscal 2008.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" PROPOSAL TWO

PROPOSAL THREE

STOCKHOLDER PROPOSAL TO DECLASSIFY THE BOARD OF DIRECTORS

Amalgamated Bank's LongView MidCap 400 Index Fund, located at 275 Seventh Avenue, New York, New York 10001, is the beneficial owner of 48,067 shares of our common stock and has submitted a stockholder proposal, which is quoted verbatim in italics below:

Stockholder Proposal

RESOLVED: *The stockholders of Toll Brothers, Inc. ("Toll Brothers" or the "Company") request that the board of directors take the necessary steps under applicable state law to declassify the board of directors so that all directors are elected annually, such declassification to be carried out in a manner that does not affect the unexpired terms of directors previously elected.*

SUPPORTING STATEMENT

The election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. We believe that classification of the board of directors, which results in only a portion of the board being elected annually, is not in the best interests of the Company and its stockholders.

Toll Brothers' board is divided into three classes, with approximately one-third of all directors elected annually to three-year terms. Eliminating this classification system would require each director to stand for election annually and would give stockholders an opportunity to register their views on the performance of the board collectively and each director individually.

We believe that electing directors in this manner is one of the best methods available to stockholders to ensure that a company will be managed in a manner that is in the best interests of stockholders.

The evidence indicates that shareholders at other companies favor declassified boards. Shareholder proposals urging annual elections of all directors received, on average, over 66% of the vote in recent years, according to RiskMetrics Group. Over 40% of the Company's peers in the S&P MidCap 400 elect all directors annually. In recent years, dozens of companies — including Proctor & Gamble, Pfizer, Dell, Hasbro, Bristol-Myers Squibb and Sprint — sought and received shareholder approval to declassify their boards.

We believe that this reform is needed. WE URGE YOU TO VOTE ***FOR*** *THIS RESOLUTION.*

The Company's Response

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors has carefully considered the stockholder proposal submitted by Amalgamated Bank's LongView MidCap 400 Index Fund and recommends that stockholders vote against this proposal. The Board believes it is not in our stockholders' best interests to declassify the Board and to have annual elections of each Director.

Our current classified board structure has been in place since 1989. The Board is divided into three classes, with Directors elected to staggered three-year terms. Under this system, approximately one-third of the Directors stand for election each year, and the entire Board can be replaced in the course of three Annual Meetings, all held within approximately two years. The Board believes that an active, professional Board benefits in many ways from classifying its Directors. The most notable among these benefits are increased Board stability, improved long-term planning and an enhanced ability to protect stockholder value in a potential takeover.

Increased Board Stability

Three-year staggered terms are designed to provide stability and to enhance the likelihood that, at any given time, a majority of our Directors have prior experience as Directors of the Company and a comprehensive knowledge of our business and strategy. The Board of Directors believes that Directors who have experience with the Company and knowledge about our business are a valuable resource and are better positioned to make fundamental decisions that are in our stockholders' best interests. The Board observes that numerous well-respected corporations have classified Boards.

A classified Board produces more orderly change in the composition of the Board and in our policies and strategies. It also enables us to be better equipped to attract and retain prominent and well-qualified Directors who are willing and able to commit a meaningful portion of their time and the resources required to understand fully our Company and its operations. The Board believes that its classified structure has helped it to attract and retain well-qualified Directors who understand our Company and our industry and work to protect stockholder value.

Improved Long-Term Planning

The Board of Directors believes that the election of Directors to staggered three-year terms also enhances our ability to engage in long-term strategic planning in that the continuity made possible by the classified Board structure promotes proper and steady oversight of our Company.

The benefits of the current classified Board structure do not come at the cost of Directors' accountability to stockholders. Directors elected to three-year terms are just as accountable to stockholders as Directors elected annually, since all Directors are required to uphold their fiduciary duties to our Company and its stockholders regardless of the length of their term of office. In the Board's view, the annual election of approximately one-third of the Directors provides stockholders with an orderly means to effect change and to communicate their views on our performance and that of the individual Directors. Overall accountability of the Board is achieved through stockholders' selection of responsible, experienced, and respected individuals as Directors; it is not compromised by the length of a Director's term.

Enhanced Ability to Protect Stockholder Value in a Potential Takeover

A classified Board structure enhances the Board of Directors' ability to negotiate the best results for stockholders in a potential takeover situation, in accordance with their ongoing fiduciary duties under Delaware law. A classified Board structure encourages anyone seeking to obtain control of our Company to offer a full and fair price and to negotiate with the Board. At least two annual meetings of stockholders will be required to effect a change in control of the Board. Although the classified Board is intended to encourage a person seeking to obtain control of our Company to negotiate with the Board, the existence of a classified Board will not, in fact, prevent a person from acquiring control of a Board or accomplishing a hostile acquisition. Instead, the classified Board merely gives the incumbent Directors additional time and leverage to evaluate the adequacy and fairness of any takeover proposal, negotiate on behalf of all stockholders and weigh alternative methods of enhancing stockholder value in a potential change-of-control situation. It also enhances the Board's ability to resist potentially unfair and abusive takeover tactics, including coercive two-tiered tender offers. In this regard, a recent study states that "the evidence is inconsistent with the view that board classification is associated with managerial entrenchment, and instead suggests that classification may improve the relative bargaining power of target managers on behalf of their constituent shareholders." Thomas Bates, David A. Becher & Michael L. Lemmon, *Board Classification and Managerial Entrenchment: Evidence from the Market for Corporate Control*, p.3. (Wharton Financial Institution Center Working Paper No. 07-12, April 2007).

Effect of the Proposal

The elimination of our classified Board structure would require more than passage of this proposal; it would require an amendment to our Second Restated Certificate of Incorporation. Under our Second Restated Certificate of Incorporation, the affirmative vote of 66⅔% of our shares having voting power with respect to an amendment declassifying the Board would be required for approval to eliminate the classified Board structure. While the Board would consider proposing such an amendment, it would do so, consistent with its fiduciary duties, only if it believes such an amendment to be in our stockholders' best interests.

The Board of Directors and its Nominating and Corporate Governance Committee have carefully considered this proposal and the arguments for and against a classified Board structure. The Board has concluded that our classified Board structure continues to promote the best interests of our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL THREE

PROPOSAL FOUR

STOCKHOLDER PROPOSAL RELATING TO SEPARATION OF THE ROLES OF CEO AND CHAIRMAN OF THE BOARD

The Indiana Laborers Pension Fund, located at P.O. Box 1587, Terre Haute, Indiana 47808-1587, is the beneficial owner of approximately 13,000 shares of our common stock and has submitted a stockholder proposal, which is quoted verbatim in italics below:

Stockholder Proposal

RESOLVED: *That the stockholders of Toll Brothers, Inc. ("Toll Brothers" or "the Company") request that the Board of Directors adopt a policy that the Board's Chairman be an independent director who has not previously served as an executive officer of the Company. The policy should be implemented so as not to violate contractual obligation. The policy should also specify (a) how to select a new Independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.*

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Robert Toll holds both the position of Chairman of the Board and CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders of Toll Brothers require an independent leader to ensure that management acts strictly in the best interest of the Company. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an Independent director serve as chairman can help ensure the objective functioning of an effective Board.

We believe that ensuring that the Chairman of the Board of our Company is Independent will enhance Board leadership at Toll Brothers, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the Board of Directors. Only a strong, diligent and independent board of directors that understands the key issues provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the current arrangement at Toll Brothers is of particular concern to shareholders since the Board of eleven directors includes three members identified as "Inside" by the Corporate Library, a leading corporate governance research organization, and one identified as "outside related." Further, the average tenure of those directors is over 16 years. In addition, we find the Board's classified structure for director elections and the lack of a majority vote standard to elect new members to the Board problematic. These factors increase the need for true Independent leadership from its Chairman. We therefore urge shareholders to vote ***FOR*** *this important corporate governance reform.*

The Company's Response

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors has carefully considered the proposal submitted by the Indiana Laborers Union Pension Fund, and recommends that stockholders vote against this proposal. The Board believes it is not in our stockholders' best interests to adopt a policy that the Chairman of the Board may not have served as one of our executive officers. The Chairman of the Board position demands an individual with strong leadership skills and a comprehensive knowledge of our Company. The Board believes it is important to have the flexibility to select a Chairman of the Board who is the best person for the job, regardless of whether that person is someone who is currently serving, or has previously served, as one of our executive officers.

The Board elects the Chairman of the Board and Chief Executive Officer on an annual basis. Each year the Board has an opportunity to review the leadership provided by Robert I. Toll in both capacities and determine whether it believes we would be better served by appointing different persons to serve in the two capacities. In March 2008, the Board gave careful consideration to separating the roles of Chairman of the Board and Chief Executive Officer, and determined that our stockholders would be best served by having Mr. Toll, our co-founder, serve as both Chairman of the Board and Chief Executive Officer. Mr. Toll's combined role as Chairman of the Board and Chief Executive Officer promotes unified leadership and direction for the Board and executive management and allows for a single, clear focus for the chain of command to execute our strategic initiatives and business plans.

Mr. Toll has served as both Chairman of the Board and our Chief Executive Officer since 1986. He is a prominent leader in the nation's home building industry. Under Mr. Toll's leadership, we have become one of the most trusted and respected home builders in the country and have received numerous awards from national, state and local home builder publications and associations. We are the only publicly traded national home builder to have won all three of the industry's highest honors: America's Best Builder (1996), the National Housing Quality Award (1995), and Builder of the Year (1988).

More than a majority of our directors (7 out of 11, or approximately 63%) are "independent" under NYSE standards, as more fully described elsewhere in this proxy statement under "Corporate Governance." The Board annually reviews and certifies to the ongoing independence of these independent directors and annually evaluates the effectiveness of each of its committees. The independent directors meet separately from our management on at least a quarterly basis and are very active in the oversight of our management. In addition, our Audit Committee, Executive Compensation Committee and Nominating and Corporate Governance Committee are each chaired by, and comprised solely of, independent directors. Consequently, independent directors oversee such critical matters as the integrity of our financial statements, the compensation of executive management (including Mr. Toll's compensation), the selection and evaluation of directors, and the development and implementation of corporate governance programs. The Executive Compensation Committee, together with the other independent directors, conducts an annual performance review of the Chairman and Chief Executive Officer, assessing the quality and effectiveness of Mr. Toll's leadership.

Each independent director has an open invitation to suggest the inclusion of items on the agenda for Board meetings or raise subjects that are not on the agenda for that meeting. In addition, the Board and each Board committee has complete and open access to any member of management and the authority to retain independent legal, financial and other advisors as they deem appropriate. The Chairman of our Nominating and Corporate Governance Committee, Edward G. Boehne, also has been serving as chairman at meetings of the independent directors. The Board believes that its majority-independent composition and the roles that our independent directors perform provide effective corporate governance at the Board level and independent oversight of both the Board and our management.

The Board believes that our stockholders have been and continue to be well served by having Mr. Toll serve as both Chairman of the Board and Chief Executive Officer. The current leadership model, when combined with the functioning of the independent director component of the Board and our overall corporate governance structure, strikes an appropriate balance between strong and consistent leadership and independent oversight of our business and affairs.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL FOUR

CORPORATE GOVERNANCE

We operate within a comprehensive plan of corporate governance for the purpose of defining independence, assigning Board committee responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. We regularly monitor developments in the area of corporate governance.

Director Independence

The standards applied by the Board of Directors in affirmatively determining whether a director is "independent," in compliance with the rules of the NYSE, generally provide that a director is not independent if:

(1) the director is, or has been within the last three years, an employee of ours, or an immediate family member (defined as including a person's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone, other than domestic employees, who shares such person's home) is, or has been within the last three years, an executive officer of ours;

(2) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 per year in direct compensation from us, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(3) (a) the director or an immediate family member is a current partner of a firm that is our internal or external auditor; (b) the director is a current employee of such a firm; (c) the director has an immediate family member who is a current employee of such a firm and who works on our audit; or (d) the director or an

immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on our audit within that time;

(4) the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of our present executive officers at the same time serves or served on that company's compensation committee;

(5) the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to or received payments from us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or two percent of such other company's consolidated gross revenues, and

(6) the director or an immediate family member is, or within the past three years has been, an affiliate of, another company in which, in any of the last three years, any of our present executive officers directly or indirectly either:

(a) owned more than five percent of the total equity interests of such other company, or

(b) invested or committed to invest more than $900,000 in such other company.

In addition to these objective standards, the Board of Directors has adopted a general standard, also in compliance with the NYSE rules, to the effect that no director qualifies as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with us.

The Board of Directors, in applying the above-referenced standards, has affirmatively determined that our current "independent" directors are: Robert S. Blank, Edward G. Boehne, Richard J. Braemer, Roger S. Hillas, Carl B. Marbach, Stephen A. Novick and Paul E. Shapiro. As part of the Board's process in making such determination, each such director provided written assurances that (a) all of the above-cited objective criteria for independence are satisfied and (b) he has no other "material relationship" with us that could interfere with his ability to exercise independent judgment.

Independent and Non-Management Directors

- A majority of the members of our Board of Directors have been determined to meet the NYSE's standards for independence. See "Director Independence," above.
- Our independent directors and non-management directors hold meetings separate from management. Edward G. Boehne has been acting as chairman at meetings of the independent directors and the non-management directors. During fiscal 2008, the independent directors met four times and the non-management directors met once.

Audit Committee

- All members of the Audit Committee have been determined to meet the standards of independence required of audit committee members by the NYSE and applicable SEC rules. See "Director Independence," above.
- The Board of Directors has determined that all members of the Audit Committee are financially literate. Further, the Board of Directors has determined that Edward G. Boehne possesses accounting or related financial management expertise within the meaning of the listing standards of the NYSE, and is an "audit committee financial expert" within the meaning of the applicable SEC rules. For a description of Mr. Boehne's relevant experience, see Proposal One.
- The Audit Committee operates under a formal charter adopted by the Board of Directors that governs its duties and conduct. The charter can be obtained free of charge from our website, www.tollbrothers.com, by written request to us at the address appearing on the first page of this proxy statement to the attention of the Director of Investor Relations or by calling the Director of Investor Relations at (215) 938-8000.
- Ernst & Young LLP, our independent registered public accounting firm, reports directly to the Audit Committee.

- Our internal audit group reports directly to the Audit Committee.
- The Audit Committee Chairman meets with management and our independent registered public accounting firm prior to the filing of officers' certifications with the SEC to receive information concerning, among other things, significant deficiencies in the design or operation of our internal control over financial reporting.
- The Audit Committee has adopted a Complaint Monitoring Procedure Policy to enable confidential and anonymous reporting to the Audit Committee of concerns regarding questionable accounting or auditing matters.

Executive Compensation Committee

- All members of the Executive Compensation Committee have been determined to meet the appropriate NYSE standards for independence. See "Director Independence," above. Further, each member of the Executive Compensation Committee is a "Non-Employee Director" as defined in Rule 16b-3 under the Exchange Act and an "outside director" as defined for purposes of Section 162(m) of the Code.
- The Executive Compensation Committee operates under a formal charter adopted by the Board of Directors that governs its duties and standards of performance. The charter can be obtained free of charge from our website, www.tollbrothers.com, by written request us at the address appearing on the first page of this proxy statement to the attention of the Director of Investor Relations or by calling the Director of Investor Relations at (215) 938-8000.

Nominating and Corporate Governance Committee

- All members of the Nominating and Corporate Governance Committee have been determined to meet the NYSE standards for independence. See "Director Independence," above.
- The Nominating and Corporate Governance Committee operates under a formal charter that governs its duties and standards of performance. The charter can be obtained free of charge from our website, www.tollbrothers.com, by written request to us at the address appearing on the first page of this proxy statement to the attention of the Director of Investor Relations or by calling the Director of Investor Relations at (215) 938-8000.
- The Nominating and Corporate Governance Committee is authorized to consider candidates for Board membership suggested by its members and other Board members, as well as by management and stockholders. A stockholder who wishes to recommend a prospective nominee for the Board should follow the procedures described in this proxy statement under the caption "Procedures for Nominating or Recommending for Nomination Candidates for Director." Once the Nominating and Corporate Governance Committee has identified prospective nominees, background information is elicited about the candidates, following which they are to be investigated, interviewed and evaluated by the Committee, which, then, reports to the Board of Directors. No distinctions are to be made as between internally-recommended candidates and those recommended by stockholders. All candidates shall, at a minimum, possess a background that includes a solid education, extensive business experience and the requisite reputation, character, integrity, skills, judgment and temperament, which, in the Nominating and Corporate Governance Committee's judgment, have prepared him or her for dealing with the multi-faceted financial, business and other issues that confront a board of directors of a corporation with our size, complexity, reputation and success.

Corporate Governance Guidelines

- The Board of Directors has adopted a set of Corporate Governance Guidelines, including specifications for director qualification and responsibility. The guidelines can be obtained free of charge from our website, www.tollbrothers.com, by written request to us at the address appearing on the first page of this proxy statement to the attention of the Director of Investor Relations or by calling the Director of Investor Relations at (215) 938-8000.

Codes of Business Conduct and Ethics

- Management has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers, violations of which may be reported to the Audit Committee. Copies of the code and any waiver or amendment to such code can be obtained free of charge from our website, www.tollbrothers.com, by written request to us at the address appearing on the first page of this proxy statement to the attention of the Director of Investor Relations or by calling the Director of Investor Relations at (215) 938-8000.
- We operate under a comprehensive Code of Ethics and Business Conduct that includes provisions ranging from restrictions on gifts to conflicts of interest. Upon employment with us, all employees are required to affirm in writing their acceptance of the code. Copies of the code can be obtained free of charge from our website, www.tollbrothers.com, by written request to us at the address appearing on the first page of this proxy statement to the attention of Director of Investor Relations or by calling the Director of Investor Relations at (215) 938-8000.

Compensation Committee Interlocks and Insider Participation

The only individuals who served as members of the Executive Compensation Committee during the fiscal year ended October 31, 2008 were Carl B. Marbach and Stephen A. Novick, the current members of the committee. Both Mr. Marbach and Mr. Novick are independent directors; neither has had any relationship requiring disclosure by us under Item 404 of the SEC's Regulation S-K and neither has ever served as an officer of the Company or any of our subsidiaries.

Personal Loans to Executive Officers and Directors

We comply with, and operate in a manner consistent with, applicable law prohibiting extensions of credit in the form of personal loans to or for the benefit of its directors and executive officers.

Director Attendance at Annual Meetings of Stockholders

It is the policy of our Board of Directors that all directors attend annual meetings of stockholders except where the failure to attend is due to unavoidable circumstances or conflicts discussed in advance by the director with the Chairman of the Board. All members of the Board of Directors attended the Company's 2008 Annual Meeting of Stockholders.

Communication With the Board of Directors

Any person who wishes to communicate with the Board of Directors, or specific individual directors, including the chairman of the non-management directors meetings or the non-management directors as a group, may do so by directing a written request addressed to such directors or director in care of General Counsel, Toll Brothers, Inc., at the address appearing on the first page of this proxy statement. Communications directed to members of the Board who are management directors will be relayed to the intended Board member(s) except to the extent that it is deemed unnecessary or inappropriate to do so pursuant to the procedures established by a majority of the independent directors. Communications directed to non-management directors will be relayed to the intended Board member(s) except to the extent that doing so would be contrary to the instructions of such non-management directors. Any communication so withheld will nevertheless be made available to any non-management director who wishes to review it.

COMPENSATION DISCUSSION AND ANALYSIS

General Overview

This compensation discussion and analysis ("CD&A") relates to each element of compensation that we pay or award to, or that is earned by, our named executive officers ("NEOs"). For our 2008 fiscal year, our NEOs were Robert I. Toll, Chairman and Chief Executive Officer ("CEO"); Zvi Barzilay, President and Chief Operating Officer ("COO"); and Joel H. Rassman, Executive Vice President, Chief Financial Officer and Treasurer ("CFO").

The Board of Directors and the Executive Compensation Committee believe that our ability to retain and motivate NEOs who possess the skills, experience and capacity to succeed in our competitive industry has been essential to the long-term success of our Company and a significant factor in creating long-term value for our stockholders. Base salaries, annual incentive bonuses, long-term equity compensation and competitive benefits are the primary tools we use to retain and motivate our NEOs to deliver maximum performance when compared to our competitors and enhance value to our stockholders. Our compensation philosophy recognizes the value of rewarding our NEOs for their past performance and motivating them to continue to excel in the future. The Executive Compensation Committee has developed and maintains a compensation program that rewards superior performance and seeks to encourage actions that drive our business strategy. An overriding objective continues to be to maintain the continuity of our executive management team.

This CD&A addresses:

- our compensation governance practices;
- the philosophy and objectives of our executive compensation program;
- the process used to determine compensation for our NEOs;
- the individual elements of our executive compensation program, including the rationale for using each element and the method for determining the amount of each element;
- potential payments to our NEOs upon retirement, post-termination or change of control;
- the tax and accounting implications of our executive compensation program; and
- the direction of our executive compensation program for fiscal 2009.

Compensation Governance — Executive Compensation Committee

The compensation program for our NEOs is administered by the Executive Compensation Committee of our Board of Directors.

Membership and Independence

The Executive Compensation Committee is comprised of Carl B. Marbach (Chairman) and Stephen A. Novick, each of whom is "independent" under NYSE listing standards, an "outside director," as defined under Section 162(m) ("Section 162(m)") of the Code, and a "non-employee" director, as defined under Rule 16b-3 of the Exchange Act. We believe that the Executive Compensation Committee's independence provides an objective perspective on the various elements that could be included in an executive compensation program and allows for independent consideration and judgment regarding the elements that best achieve our compensation objectives.

Role of Executive Compensation Committee

In general, the scope of the Executive Compensation Committee's authority is determined by the Board of Directors. The Executive Compensation Committee operates under a charter adopted by the Board of Directors; it reviews the charter annually and determines whether to recommend changes to the charter to the full Board for

approval. A copy of the charter is available on our website at www.tollbrothers.com. The Executive Compensation Committee is responsible for all aspects of executive compensation, including, among other things:

- establishing our compensation philosophy and objectives;
- overseeing the implementation and development of our compensation programs;
- establishing performance goals and objectives for our NEOs;
- evaluating the job performance of the NEOs in light of those goals and objectives;
- establishing equity compensation awards for the NEOs and generally for all other employees;
- annually determining, reviewing and approving all elements and levels of compensation for our NEOs; and
- approving, overseeing and administering (in some cases, along with the Board of Directors) our equity compensation plans and programs, including stock incentive plans.

During fiscal 2008, in carrying out its various responsibilities, including its role in the preparation and review of this CD&A, the Executive Compensation Committee held five meetings, some of which took place over multiple days. The Executive Compensation Committee members also had numerous telephone discussions throughout the year with our management and each other. In addition, compensation matters are discussed during meetings of the full Board of Directors as well as, from time to time, meetings of the independent directors at which Executive Compensation members are present.

Role of Executive Officers

The Executive Compensation Committee works with our CFO, General Counsel and others to establish meeting agendas and determine which members of our management or outside advisors should be invited to attend meetings. At various times during the year, our CFO, General Counsel and others are invited by the Executive Compensation Committee to attend relevant portions of the Executive Compensation Committee meetings in order to provide information and answer questions regarding the Company's strategic objectives and financial performance and legal and regulatory issues that impact the Executive Compensation Committee's functions. The Executive Compensation Committee also met in executive session during various of its meetings in fiscal 2008. The CEO made himself available to members and meetings of the Executive Compensation Committee, but did not attend any formal Executive Compensation Committee meetings during fiscal 2008. Throughout the year, the Executive Compensation Committee requests various types of other information from management, including information about other companies, including homebuilding companies and the homebuilding industry in general. The CEO annually makes recommendations to the Executive Compensation Committee regarding equity compensation and overall compensation levels for the COO and CFO. The CEO also provides recommendations to the Executive Compensation Committee prior to the establishment of the individual performance goals for the COO and CFO by the Executive Compensation Committee, as well as during the Executive Compensation Committee's subsequent evaluation of whether those goals were met. The Executive Compensation Committee then exercises its discretion in determining actual awards to the COO and CFO. The Executive Compensation Committee acts independently in evaluating the CEO's performance and setting CEO compensation.

Use of Compensation Consultants

Pursuant to its charter, the Executive Compensation Committee may, in its discretion, retain the services of a compensation consultant to advise it and assist it in the performance of its functions. During fiscal 2008, the Executive Compensation Committee engaged Mercer (US) Inc. ("Mercer"), which receives instructions from, and reports to, the Executive Compensation Committee. Mercer is also authorized by the Executive Compensation Committee to share with and request and receive from management certain information in order to prepare for meetings. The Executive Compensation Committee requested Mercer's advice on a variety of issues, including compensation strategy, market comparisons, pay and performance alignment versus industry peers, executive pay trends and potential compensation plan designs and modifications. The Executive Compensation Committee met with Mercer, both with and without one or more members of our management, on several occasions during fiscal 2008 and thereafter.

Compensation Philosophy and Objectives

The compensation policies for our NEOs, as developed by the Executive Compensation Committee, are based on the philosophy that compensation should reflect both our Company's financial and operational performance and the individual performance of the executive. The Executive Compensation Committee also believes that long-term incentives should be a significant factor in the determination of compensation, particularly because the business of homebuilding, including evaluating and purchasing land, obtaining approvals and completing development, and many of the other actions and decisions of our NEOs, require a long time horizon, even in times when the economy and the homebuilding industry are not in decline, before we realize a tangible financial benefit.

The Executive Compensation Committee's primary objectives when setting compensation for our NEOs are:

- *Set compensation levels that are sufficiently competitive such that they will motivate and reward the highest quality individuals to contribute to our goals, objectives and overall financial success.* By keeping compensation competitive, during both times of growth and contraction in our industry, the Executive Compensation Committee attempts to motivate and, where appropriate, reward our NEOs.

- *Retain executives and encourage continued service.* The Executive Compensation Committee believes our stockholders have greatly benefited from the continued employment of our NEOs over an extended period of time — the CEO since he co-founded our predecessor operations in 1967, the COO since 1980 and the CFO since 1984. Our NEOs are highly talented individuals who have been leaders in contributing to the Company's goals, objectives and overall success. Our CEO and CFO have been consistently recognized as leaders in our industry by various publications and industry groups. The long-term knowledge of the homebuilding industry that our NEOs possess is invaluable to us, particularly during economic downturns, such as that currently being experienced by homebuilders. The Executive Compensation Committee seeks to encourage and maintain the continuity of excellent management.

- *Incentivize executives to appropriately manage risks while attempting to improve our financial results, performance and condition over both the short-term and the long-term.* The Executive Compensation Committee attempts to provide both short-term and long-term compensation for current performance, as well as to provide financial incentive to achieve long-term goals. Short-term compensation is typically in the form of annual incentive bonuses, and long-term compensation is typically in the form of equity. Because of the current condition of the economy, the nature of our business and the way we operate our business and implement our strategies, we may not witness the positive results of many decisions made or actions taken by our NEOs in the current fiscal year, including strategies implemented to manage risks, for several years — in some cases, three to five years or longer. Accordingly, the Executive Compensation Committee, by providing both short-term and long-term compensation, seeks to motivate and reward NEOs for decisions made today that may not produce immediate or short-term results, but will likely have a positive long-term effect.

- *Align executive and stockholder interests.* The Executive Compensation Committee believes that the use of equity compensation as a key component of executive compensation is a valuable tool for aligning the interests of our NEOs with those of our stockholders; this would include the use of such compensation to motivate and reward actions that demonstrate long-term vision. When management and stockholder interests are aligned, the Executive Compensation Committee believes management's focus on creating long-term growth and value is increased.

- *Obtain tax deductibility whenever appropriate.* The Executive Compensation Committee believes that tax-deductibility for the Company is generally a favorable feature for an executive compensation program, from the perspective of the Company and the stockholders. Although the Executive Compensation Committee, where it deems appropriate, may award compensation to NEOs that will not be tax-deductible, it generally strives to structure compensation for NEOs to comply with the Code requirements for deductibility, including deductibility of compensation awarded under performance-based compensation plans.

An additional compensation objective of the Executive Compensation Committee in 2008 was cash conservation. The Executive Compensation Committee, mindful of the severe downturn in the housing industry,

determined that all NEO cash bonuses for fiscal 2008 performance, which are paid in fiscal 2009, would be reduced by at least 10% from their prior year levels, and such 10% reduction shall be paid to each NEO in the form of an equity grant, as long-term incentive compensation.

The Executive Compensation Committee seeks to be creative, as well as cognizant of changing economic and industry conditions, in its choice of methods to achieve these objectives, using a variety of compensation elements described below.

Element	Purpose	Characteristics
Base Salary	Compensate NEOs for performing their roles and assuming their levels of executive responsibility. Intended to provide a basic level of compensation, it is necessary to retain executives.	Fixed cash component. Annually reviewed by the Executive Compensation Committee and adjusted, if necessary.
Annual Incentive Bonuses	Promote improvement of our financial results, performance and condition; intended to be a short-term incentive to drive achievement of performance goals in a particular fiscal year, without being a deterrent to the achievement of our long-term goals and initiatives.	Performance-based bonus opportunity based on the achievement of certain goals, which may be individual performance goals, Company performance goals, or a combination of the two, pursuant to stockholder-approved plans. Where applicable, goals are typically established annually and bonus amounts awarded will vary based on performance. Annual incentive bonuses are primarily paid in cash.
Long-Term Incentive Compensation	Promote the achievement of our long-term financial goals and stock price appreciation by aligning NEO and stockholder interests, promoting NEO retention and rewarding NEOs for our superior performance over time.	Equity awards granted annually by the Executive Compensation Committee pursuant to stockholder-approved plans. Long-term incentive compensation may be in the form of stock options, stock appreciation rights, and stock awards and units, which may be restricted, unrestricted or performance-based. Benefits ultimately realized by each NEO will vary and will depend on our stock price.
Benefits and Perquisites, including Retirement Benefits	Provide health and welfare benefits during employment and replacement income upon retirement. Designed to retain and reward NEOs by providing an overall benefit package competitive with those provided by comparable companies.	Health and welfare benefits are a fixed component that may vary based on employee elections. Perquisites and other benefits may vary from year to year. Retirement benefits will also vary based on compensation and years of service.

Compensation Decision Making Process

The Executive Compensation Committee reviews and makes determinations regarding base salary, annual incentive bonuses and long-term incentive compensation, as well as benefits and perquisites, on an annual basis.

When determining each element of compensation, the Executive Compensation Committee takes into account the other elements of compensation to ensure that, on an overall basis, the compensation paid or awarded to an NEO is consistent with the philosophy and objectives of our executive compensation program. For fiscal 2008, the Executive Compensation Committee met at the beginning of the fiscal year to establish a base salary for each NEO and to set performance goals under the Company's bonus plans for each NEO. After the end of fiscal 2008, the Executive Compensation Committee met to determine and certify annual incentive compensation earned under the Company's bonus plans and to determine long-term incentive compensation awards for the NEOs. The compensation decision making process, our bonus plans and the elements of the NEOs' compensation for fiscal 2008 are more fully described below.

Review Market Comparisons

Although the Executive Compensation Committee does not believe that it is appropriate to establish compensation levels based solely on market comparisons or industry practices, it believes that information regarding pay practices at other companies is useful in two respects. First, marketplace information is one of the many factors that the Executive Compensation Committee considers in assessing the reasonableness of compensation. Second, it recognizes that our compensation practices must be generally competitive for executive talent in the homebuilding industry and the market overall. While the Executive Compensation Committee factors peer compensation levels and practices into its compensation decisions, it does not target compensation at any particular point within a range established by a comparison of the financial performance or compensation levels of our peer companies.

The Executive Compensation Committee, with assistance from Mercer, periodically compares NEO compensation and our performance against a peer group of publicly-traded homebuilding companies. The peer group, which is periodically reviewed and updated by the Executive Compensation Committee and Mercer, consists of companies against which the Executive Compensation Committee believes we primarily compete for talent and market share. The companies that comprised the peer group for fiscal 2008 were:

Beazer Homes USA, Inc.	KB Home	Meritage Homes Corporation
Centex Corporation	Lennar Corporation	NVR, Inc.
D. R. Horton, Inc.	M. D. C. Holdings, Inc.	Pulte Homes, Inc.
Hovnanian Enterprises, Inc.	M/I Homes, Inc.	The Ryland Group, Inc.

Establish Company Performance Goals

At the beginning of fiscal 2008, the Executive Compensation Committee, working with senior management, reviewed our outlook for fiscal 2008, based on the information available to management at that time. The Executive Compensation Committee established a formula for the Company performance component of the COO and CFO annual incentive bonuses based on a percentage of the Company's income before taxes adjusted for NEO bonuses and write-offs (including write-offs related to joint ventures) for fiscal 2008. Company income before taxes, NEO bonuses and write-offs is calculated by adding the sum of NEO bonuses included in our financial statements for fiscal 2008 and impairment charges (inventory impairment charges, our pro-rata share of impairment charges recognized by the unconsolidated entities in which we have an investment and goodwill impairment charges) recognized in our fiscal 2008 financial statements, to the fiscal 2008 reported loss before income taxes. The Executive Compensation Committee chose Company income before taxes, NEO bonuses and write-offs because: (a) Company income before taxes was a traditional metric it had previously used for executive officer bonuses and Mercer had previously advised that using a percentage of pre-tax income was a common compensation measurement, (b) excluding NEO bonuses from the income calculation was consistent with the pre-tax, pre-CEO bonus formula contained in the CEO Bonus Plan, and (c) excluding write-offs from the income calculation would remove a potential conflict for the COO and CFO, who are heavily involved in the analysis and decision each quarter as to the amount of write-offs.

A portion of the CEO annual incentive bonus is also based on Company performance, but the Executive Compensation Committee does not annually set a formula for this component, as this formula is contained in the stockholder-approved CEO Bonus Plan.

Establish Individual Performance Goals

The Executive Compensation Committee, at the beginning of fiscal 2008, also established our achievement of a certain level of fiscal 2008 consolidated revenues as the criteria for eligibility by any NEO for an individual performance bonus; if we failed to achieve the desired revenues, no bonuses would be paid to the NEOs under the individual performance component of their respective bonus programs. The Executive Compensation Committee, concluding that the achievement of revenues was an objective on which each NEO should be focused during fiscal 2008, chose this metric as the basis for eligibility for an individual performance bonus. The Executive Compensation Committee at that time also identified several other factors for each NEO which it would use to evaluate each NEO's individual performance during fiscal 2008 in the event the revenue goal was achieved. These additional factors would aid the Executive Compensation Committee in ultimately determining how much bonus, if any, to award each NEO under their respective individual performance components.

Review Tally Sheets

Following the end of the 2008 fiscal year, the Executive Compensation Committee reviewed tally sheets prepared by management at the Executive Compensation Committee's request that set forth all components of the NEOs' compensation. The tally sheets, which contain a five-year comparison of base salary and bonus, information with respect to stock options granted, including the grant date fair value of such options and the actual value of such options, and the value of all perquisites and other compensation, were helpful to the Executive Compensation Committee in determining the NEOs' fiscal 2008 compensation.

Fiscal 2008 Compensation Elements

Base Salary

Base salaries for the NEOs are established by the Executive Compensation Committee on an annual basis. For fiscal 2008, the Executive Compensation Committee established a base salary for the CEO of $1,300,000, and for the COO and the CFO of $1,000,000. When establishing annual base salaries, the Executive Compensation Committee takes into account each NEO's performance of his role and responsibilities and the compensation of comparable executives at other public homebuilding companies in our peer group. The Executive Compensation Committee believes that its compensation objectives are more effectively met when the majority of an executive's compensation package is comprised of performance-based bonuses and long-term incentive compensation. The Executive Compensation Committee has not raised the CEO's base salary since fiscal 2004, the COO's since fiscal 2003 and the CFO's since fiscal 2005.

Annual Incentive Bonus — CEO

An annual incentive bonus is payable to the CEO if and when earned under the terms of the stockholder-approved CEO Bonus Plan. Amounts payable under the CEO Bonus Plan are designed to be "performance-based" compensation, and, therefore, exempt from the limitations on tax deductibility under Section 162(m).

Description of the CEO Bonus Plan. In December 2007, the Executive Compensation Committee developed and our Board of Directors approved, the CEO Bonus Plan. The CEO Bonus Plan was subsequently approved by our stockholders at the Annual Meeting of Stockholders in March 2008. The purpose of the CEO Bonus Plan is to provide a performance-based bonus for the CEO, paid partly in accordance with a formula that is based on our financial success and partly on the basis of one or more performance goals, all as part of an integrated compensation program which is intended to assist us in motivating and retaining leadership of superior ability, industry and loyalty. In adopting the CEO Bonus Plan, the Executive Compensation Committee's objective was to create a CEO bonus program that would reward the CEO for our achievement of desired financial and operational goals, and to compensate the CEO fairly in the context of all of his accomplishments. The Executive Compensation Committee believes the CEO Bonus Plan is linked appropriately to our operating and financial performance and contains an effective mechanism to allow the Executive Compensation Committee to measure and compensate the CEO's individual performance based on one or more pre-established performance goals. Moreover, it believes the CEO Bonus Plan is a clear and concise bonus program that can be easily understood and will achieve the Executive Compensation Committee's objectives as they relate to CEO compensation.

The CEO Bonus Plan has two components — a Company performance component and an individual performance component (referred to in the CEO Bonus Plan and herein as the "Plan Year Performance Bonus"). The Company performance component is set forth in the CEO Bonus Plan and is equal to 2.0% of our pre-tax, pre-CEO bonus income for the applicable fiscal year. The Executive Compensation Committee believes the Company performance component of the CEO Bonus Plan is complementary to, and does not overlap with, the Plan Year Performance Bonus.

The Plan Year Performance Bonus under the CEO Bonus Plan is determined on an annual basis by the Executive Compensation Committee, based on the CEO's achievement of one or more performance goals established by the Executive Compensation Committee at the beginning of each fiscal year based upon various business criteria for the Company as set forth in the CEO Bonus Plan. The Executive Compensation Committee included the Plan Year Performance Bonus in the CEO Bonus Plan because it believed the CEO's achievement of such performance goal or goals will, in the long-term, enhance our financial performance and strengthen our financial condition, while giving the Executive Compensation Committee flexibility with respect to the type and amount of CEO compensation. The CEO Bonus Plan provides that in no event can the total amount of the Plan Year Performance Bonus exceed the greater of $5.2 million or 1/10 of 1% of our gross revenues for the applicable fiscal year. The Executive Compensation Committee, in its sole discretion, has the power to reduce or completely eliminate, but not increase, the Plan Year Performance Bonus.

Bonuses under the CEO Bonus Plan may be paid in cash, in shares of our common stock (valued at the time of determination of the bonus amount due), or both; the method of payment is determined by the Executive Compensation Committee. In addition, in no event shall the sum of the Company performance component and the Plan Year Performance Bonus (cash and fair market value of stock) exceed $25 million.

Fiscal 2008 Company Performance Component. In fiscal 2008, we did not have pre-tax, pre-CEO bonus income; therefore the CEO was not entitled to any bonus under the Company performance component of the CEO Bonus Plan.

Fiscal 2008 Individual Performance Component. At the beginning of fiscal 2008, the Executive Compensation Committee, mindful of the severe downturn the housing industry was experiencing, believed the achievement of revenues was an important goal for the CEO. It established that eligibility for the full amount available to the CEO under the Plan Year Performance Bonus was conditioned upon our achievement of at least $1.5 billion in consolidated revenues in fiscal 2008. The Executive Compensation Committee selected this goal of $1.5 billion by reviewing our backlog (homes under contract but not yet delivered) at the end of fiscal 2007, the average price of those homes, the number of homes in that backlog which were projected to be delivered during fiscal 2008, and the trends in cancellation rates and delivery delays we were experiencing at that time.

The Executive Compensation Committee also identified other factors at the beginning of fiscal 2008 that it would use to evaluate the CEO's performance if the goal of $1.5 billion in revenues was achieved. The Executive Compensation Committee believed these additional factors were important to our success and would aid the Executive Compensation Committee in evaluating how much, if any, of the maximum Plan Year Performance Bonus permitted by the CEO Bonus Plan would be awarded to the CEO. The Executive Compensation Committee determined it would evaluate the CEO in the areas of overhead cost reduction, management enhancement and efficiencies, and financial market visibility and access. The Executive Compensation Committee's objective in choosing these factors was to motivate the CEO to achieve certain short-term initiatives that the Executive Compensation Committee believed were essential and meaningful steps in ensuring our high quality performance as the homebuilding sector recovers, and to establish the foundation for what the Executive Compensation Committee believed would lead to future stockholder value. The Executive Compensation Committee, in its belief that the achievement of certain initiatives in fiscal 2008 would enhance our financial performance and strengthen our financial condition in the long-term, sought to have the CEO work with (a) the other NEOs to reduce overhead costs by at least 1.5% per quarter, (b) the CFO to increase the Company's visibility and reputation in, and access to, capital markets, and (c) the COO to enhance efficiency and integration at all levels of management.

The Executive Compensation Committee met in December 2008 and certified that we had achieved at least $1.5 billion in revenues during fiscal 2008 and, therefore, the maximum amount ($5,200,000) was available for the

Plan Year Performance Bonus. The Executive Compensation Committee then evaluated the CEO's performance during fiscal 2008 in light of the other factors it had identified. The Executive Compensation Committee reviewed such factors and the evidence quantifying the CEO's efforts and achievements in these areas, including, among other things, more than a 3.0% per quarter reduction in overhead costs, our continuous visibility within the financial markets and investor community, and the relative maintenance of our reputation among investors, despite the overall decline of our sector. Although the Executive Compensation Committee determined Mr. Toll had both met his performance goal and performed well in the other areas identified by the Executive Compensation Committee for fiscal 2008, it decided that no Plan Year Performance Bonus would be paid to the CEO for fiscal 2008. The Executive Compensation Committee believed the achievement of the performance goal and the outstanding individual performance of the CEO in fiscal 2008 merited a long-term incentive compensation award, which was granted in December 2008 and is further described below under "Elements of NEO Compensation for Fiscal Year 2009."

Annual Incentive Bonus — COO and CFO

Description of Executive Officer Bonus Plan. Since 2001, annual incentive bonuses have been paid to the COO and CFO under the terms of the Executive Officer Bonus Plan. The Executive Officer Bonus Plan has been approved by our stockholders, most recently in 2005, thereby allowing us to pay the COO and CFO bonuses that constitute performance-based compensation under Section 162(m). The awards paid under the Executive Officer Bonus Plan are designed to be a comprehensive component of annual compensation, so that the COO's, as well as the CFO's, annual compensation is dependent on both one or more measures of our financial results and one or more other performance goals established annually by the Executive Compensation Committee relating to the executive's contributions to our economic and strategic objectives, and rewards the efforts required of the executive and his ability to develop, execute and implement short-term and long-term corporate goals for the current fiscal year.

The Executive Officer Bonus Plan is designed to permit us to pay our COO and CFO incentive compensation based upon the achievement of one or more pre-established performance goals. It is administered by the Executive Compensation Committee, which, at the beginning of each performance period in accordance with the requirements of Section 162(m), designates the specific executives who will participate in the Executive Officer Bonus Plan for that performance period and establishes one or more performance goals that it will use for determining each participant's bonus for such performance period. The only participants in the Executive Officer Bonus Plan since its adoption have been the COO and the CFO, although the Executive Compensation Committee has the discretion to add other participants. At or after the end of each performance period, the Executive Compensation Committee determines whether the pre-established performance goal or goals were satisfied during the performance period. The actual bonus award to any participant for a performance period is then determined by the Executive Compensation Committee. The Executive Officer Bonus Plan limits the maximum amount of any participant's bonus for any fiscal year to the lesser of (a) 350% of the participant's annual base salary as in effect at the beginning of that fiscal year or (b) $3,500,000. It also limits the aggregate amount of all bonuses payable in any plan year under the Executive Officer Bonus Plan to 10% of our average annual income before taxes for the preceding five fiscal years. The Executive Compensation Committee has no discretion to increase the amount of any participant's bonus under the Executive Officer Bonus Plan, but may reduce the amount of, or totally eliminate, the bonus if it determines, in its absolute and sole discretion, that such a reduction or elimination is appropriate. In recent years when determining the amount of bonus to award to the COO and CFO for a fiscal year, the Executive Compensation Committee has reviewed the maximum amount for which each is eligible based on the terms of the Executive Officer Bonus Plan, and has exercised its discretion to award bonuses that were less than the maximum allowable amount.

Fiscal 2008 Executive Officer Bonus Plan Components. For fiscal 2008, the Executive Compensation Committee determined that incentive bonuses payable to the COO and CFO under the Executive Officer Bonus Plan would be comprised of two components — a Company performance component and an individual performance component. The Executive Compensation Committee wanted to tie annual compensation to a Company performance goal as well as the Executive Compensation Committee's assessment of each such executive officer's individual performance, based upon a performance goal established for each executive officer at the beginning of fiscal 2008. The Executive Compensation Committee also established caps for each bonus component: the Company performance component for each such executive officer was capped at $1,250,000, with a possible

reduction to $600,000 at the Executive Compensation Committee's discretion, and the individual performance component for each such executive officer was capped at $2,625,000, which is 75% of the aggregate cap.

Company Performance Component for Fiscal 2008 Bonuses for the COO and CFO. For fiscal 2008, the Executive Compensation Committee established a formula for the Company performance component for the COO and CFO equal to 0.4% of our fiscal 2008 income before taxes, NEO bonuses and write-offs. In fiscal 2008, this formula amounted to approximately $1,540,000, which was in excess of the $1,250,000 cap for each executive officer. The Executive Compensation Committee awarded a bonus under the Company performance component of $1,250,000 to the COO, and $1,098,000 to the CFO.

Individual Performance Component for Fiscal 2008 Bonuses for COO and CFO. At the beginning of fiscal 2008, the Executive Compensation Committee established that eligibility for the full amount available to the COO and CFO under the individual performance component was conditioned upon our achievement of at least $1.5 billion in consolidated revenues in fiscal 2008, because the Executive Compensation Committee, mindful of the severe downturn the housing industry was experiencing at the beginning of fiscal 2008, believed the achievement of revenues was an important goal related to the individual performance of the COO and CFO. The Executive Compensation Committee reviewed our backlog (homes under contract but not yet delivered) at the end of fiscal 2007, the average price of those homes, the number of homes in that backlog that were projected to be delivered during fiscal 2008, and the trends in cancellation rates and delivery delays we were experiencing at that time.

The Executive Compensation Committee also identified other factors at the beginning of fiscal 2008 that it would use to evaluate the COO's and CFO's performance if $1.5 billion in revenues was achieved. These additional factors would be used to evaluate their performance in other areas that the Executive Compensation Committee believed were important to our success and would aid the Executive Compensation Committee in evaluating how much bonus, if any, of the maximum amount available under the individual performance component would be awarded to each executive officer. The Executive Compensation Committee determined it would evaluate the COO in the areas of operations strategy, management enhancement and efficiencies, and cash flow management, and the CFO in the areas of financial strategy and financial market visibility and access. The Executive Compensation Committee determined that it would evaluate both executives in the area of overhead cost reduction and mortgage strategy. The Executive Compensation Committee's objective in choosing these factors was to motivate the executive officers to achieve certain short-term initiatives that the Executive Compensation Committee believed were essential and meaningful steps in ensuring our high quality performance as the homebuilding sector recovers, and to establish the foundation for what the Executive Compensation Committee believed would lead to future stockholder value. The Executive Compensation Committee, in its belief that the achievement of certain initiatives in fiscal 2008 would enhance our financial performance and strengthen our financial condition in the long-term, sought to have the executives (a) work with the CEO to reduce overhead costs by at least 1.5% per quarter and (b) work together to develop a strategy for our mortgage subsidiary during the current crisis in the homebuilding industry. The Executive Compensation Committee also sought to have the COO work with the CEO to enhance efficiency and integration at all levels of management and to work independently to develop an operations strategy to enable us to effectively respond to the current crisis in the homebuilding industry, and to have the CFO work with the CEO to increase our visibility and reputation in, and access to, capital markets, and to work independently to develop and implement a financial strategy for the Company during fiscal 2008.

The Executive Compensation Committee reviewed the factors it had identified for the COO and the evidence relating to his efforts and achievements in these areas, including, among other things, more than a 3.0% per quarter reduction in our overhead costs, development of relationships between our mortgage subsidiary and a variety of lenders, in the context of the credit crunch which gripped the nation in 2008, a cash-flow management strategy that resulted in over $1.63 billion in cash on hand at the end of fiscal 2008 and an operations strategy that minimized costs and helped retain existing homeowner value during the downturn. The Executive Compensation Committee reviewed the factors it had identified for the CFO and the evidence relating to his efforts and achievements in these areas, including, among other things, more than a 3.0% per quarter reduction in our overhead costs, our continuous visibility within the financial markets and investor community, the relative maintenance of our reputation among investors in the face of the overall decline of our sector, development and maintenance of substantial relationships between the Company's mortgage subsidiary and a variety of lenders, our cash position (over $1.63 billion) at fiscal

year end, minimal exposure to the risky investment vehicles that caused massive losses at other companies, and continued access to over $1 billion of credit at the end of fiscal 2008. The Executive Compensation Committee also consulted with the CEO regarding the COO's and CFO's performance during fiscal 2008. The Executive Compensation Committee determined that the performance goal for the COO and CFO had been met and that each of them had delivered outstanding performance in the context of the factors that the Executive Compensation Committee had identified for fiscal 2008.

The Executive Compensation Committee believed that both the COO and CFO should be rewarded under the individual performance component for their outstanding performance during fiscal 2008; however, mindful of its objective to reduce NEO bonuses by 10% from fiscal 2007 levels, it decided as follows: (a) to award the COO an individual performance bonus of $118,000 for fiscal 2008, which brought his total fiscal 2008 bonus to $1,368,000, which is 10% less than his fiscal 2007 bonus, and (b) to award the CFO a total fiscal 2008 bonus in the amount of $1,098,000 under the Company performance component, which is 10% less than his total fiscal 2007 bonus. In addition, the Executive Compensation Committee believed the achievement of the performance goal and the outstanding individual performance of the COO and CFO in fiscal 2008 merited long-term incentive compensation awards, which were granted in December 2008 and are further described below under "Elements of NEO Compensation for Fiscal Year 2009."

Long-Term Incentive Compensation

The long-term incentive compensation component of the compensation of NEOs has been designed to provide NEOs with incentives to enhance stockholder value through their efforts. No constant criteria are used by the Executive Compensation Committee from year to year in the granting of equity compensation. The Executive Compensation Committee makes a subjective determination of the effectiveness of each NEO and the extent of his contributions to our success and, based on that determination, awards equity compensation.

Equity compensation to any of our employees, including our NEOs, may be either in the form of stock options, stock appreciation rights, stock awards or stock units (which may be restricted, unrestricted or performance-based), in accordance with the terms of the Employee Plan, which was approved by our stockholders in March of 2007, amended by our stockholders in March of 2008 and restated by our Board of Directors in October of 2008 to incorporate the amendments as part of one document.

The Employee Plan is administered by the Executive Compensation Committee, whose primary purpose and objective when granting equity compensation to our NEOs under the Employee Plan is to:

- constitute a part of our overall compensation program for NEOs and to serve as a particular incentive for NEOs to devote themselves to our future success;
- provide NEOs with an opportunity to increase their proprietary interest in the Company;
- provide NEOs with additional incentive to remain in our employ; and
- protect us by providing for forfeiture of the grant in the event that the NEO retires, or otherwise leaves our employ, and competes with us.

The Employee Plan permits granting of incentive stock options, non-qualified stock options, stock appreciation rights, stock awards or stock units. No employee may be granted options or stock appreciation rights to acquire more than 1,000,000 shares during any calendar year.

During fiscal 2008, the Executive Compensation Committee decided to grant equity compensation to the NEOs in the following amounts:

	Options to Acquire Common Stock Granted During Fiscal 2008 (Grant Date: December 20, 2007)
Robert I. Toll	550,000 shares
Zvi Barzilay	120,000 shares
Joel H. Rassman	66,000 shares

The Executive Compensation Committee chose to grant these stock options to the NEOs in order to further the Executive Compensation Committee's objectives of motivating the NEOs to achieve long-term financial results — such as improved financial performance that may ultimately cause an increase in the market price of our stock. Because the options are granted with exercise prices equal to the fair market value of the underlying common stock on the date of the grant, any value that ultimately accrues to the NEO is based entirely upon our performance, as perceived by investors who establish the market price of our common stock. In addition, the Executive Compensation Committee believes equity compensation gives overall NEO compensation an appropriate balance between long-term and short-term compensation. In determining the number of shares able to be acquired by each NEO upon exercise of the option, the Executive Compensation Committee reviewed its prior grants and also noted that annual incentive compensation for the NEOs for fiscal 2008 may be substantially reduced or eliminated, based on the projected Company performance levels when the Executive Compensation Committee made the grants in December 2007. In making the December 2007 grants, the Executive Compensation Committee sought to be consistent with prior grants as well as to supplement the anticipated reduction in annual incentive compensation for fiscal 2008.

The term of an option is generally 10 years from the date of the grant and options generally vest equally over a four year period, beginning on the first anniversary of the date of the grant. Option exercise prices are equal to the fair market value of our common stock on the date of the grant, which has been determined by the Executive Compensation Committee to be the closing price of our common stock on the NYSE on the date of the grant. Options granted to NEOs will continue to vest and be exercisable upon death, disability or retirement of the NEO. Our NEOs generally have not exercised options when they became fully vested based on the vesting schedule contained in the option grant documents, tending instead to hold their options for most of the ten year term before exercising. In addition, all stock options, vested and unvested, that are granted to NEOs are subject to forfeiture in the event that, after the NEO retires or otherwise leaves our employ, the NEO competes with us.

Our traditional grant date for all equity compensation is December 20 of each year (or the immediately preceding or succeeding business day, if December 20 falls on a weekend) for all employees, including NEOs; all determinations with regard to such grants have been made in advance of that date. We grant equity compensation on a set date each year and we do not time or plan the release of material, non-public information for the purpose of affecting the value of executive compensation.

We cannot grant, and have not granted, discounted options under the terms of the Employee Plan or any other equity compensation plan and we have not back-dated any stock options. During fiscal 2008, we conducted a stockholder-approved stock option exchange program for certain eligible employees; our NEOs were not eligible to participate in that program.

Benefits and Perquisites

We provide all of our employees, including our NEOs, with certain employee benefits. These include the opportunity to save for retirement through the Toll Brothers 401(k) Savings Plan (the "401(k) Plan"), which is more fully described below, and various health and welfare benefit programs, including medical, dental, life and short-term disability insurance. We share the cost of these benefit programs with our employees. Our NEOs participate in these programs on the same terms as our other employees. These programs are intended to promote the health and financial security of our employees and are provided at competitive market levels to attract, retain and reward employees.

Retirement Benefits. We provide various plans to meet the retirement needs of our NEOs. Retirement plans are an important part of the overall compensation scheme because we seek to provide our NEOs with the ability to plan for their future while keeping them focused on our present success.

401(k) Savings Plan. All employees, including our NEOs, after six months of service with us, are eligible to participate in the 401(k) Plan. The 401(k) Plan is a qualified retirement savings plan under Section 401(k) of the Code. Participants in the 401(k) Plan may contribute a portion of their compensation, subject to IRS regulations and certain limitations applicable to "highly compensated employees," as such term is defined in the Code. After a year of service, we match a portion of each participant's contribution and also make an annual discretionary contribution to each active participant's account. All of the NEOs are participants in the 401(k) Plan.

During fiscal 2008, we contributed $11,550 in matching and discretionary contributions to each NEO's 401(k) Plan account. In January 2009, as an additional cash-conservation measure, we suspended the matching 401(k) contribution for all employees, including the NEOs and Bruce E. Toll, who had not reached the maximum matching contribution at the time of the suspension. The annual discretionary contribution for 2008 will be made in March 2009. It is expected that the discretionary contribution for 2009 and thereafter will also be suspended.

Supplemental Executive Retirement Plan ("SERP"). We also maintain our SERP, which provides retirement benefits to our NEOs. The SERP was adopted by the Board of Directors in 2005 and is administered by the Executive Compensation Committee. The Board's intention when adopting the SERP was to provide competitive retirement benefits, to protect against reductions in retirement benefits due to tax law limitations on qualified plans, and to encourage continued employment or service with us.

All of the NEOs are participants in the SERP. The SERP, which is currently an unfunded plan, generally provides for an annual benefit, payable for 20 years following retirement, once a participant has completed 20 years of service with us and reached "normal retirement age," which is age 62 under the SERP. In December 2007, the Executive Compensation Committee recommended, and the Board approved, an amendment to the SERP to provide for increases in annual retirement benefits to the NEOs for each year of service to the Company after age 62. The Executive Compensation Committee, in an effort to provide competitive benefits to our NEOs and in furtherance of its objective of encouraging continued service to us, determined that an increase in retirement benefits was warranted due to each of our NEOs' length of service with the Company. Effective for each NEO on his birthday during fiscal 2008, annual retirement benefits under the SERP increased by 10% of the applicable original annual benefit amount (set forth below), and the annual retirement benefit to each NEO shall continue to increase each year by 10% of the applicable original annual benefit amount (set forth below), effective on each NEO's birthday each year for up to ten years or earlier if the NEO retires or his service with us ends due to death or disability. In determining the amount of the increase, the Executive Compensation Committee consulted with Mercer regarding trends in executive retirement benefits, both in the homebuilding industry and among the Fortune 1000. Based on data provided by Mercer, the Executive Compensation Committee believed that the increases in retirement benefits under the SERP to our NEOs would effectively bring our NEOs' retirement benefits more in line with prevailing trends and will cause the SERP to continue to provide competitive retirement benefits to our NEOs. In order to be eligible for the annual increase in any given year, the NEO must be employed by us on his birthday during such year, have completed twenty years of service with us on or prior to his birthday during such year, and have reached normal retirement age on or prior to his birthday during such year. The original annual benefit amounts, the fiscal 2008 increase and the annual benefits to our NEOs under the SERP as of the end of fiscal 2008 are set forth in the table below.

	Original Annual Benefit Amount	Fiscal 2008 Increase	Annual Benefit Amount at October 31, 2008
Robert I. Toll	$500,000	$50,000	$550,000
Zvi Barzilay	$260,000	$26,000	$286,000
Joel H. Rassman	$250,000	$25,000	$275,000

As of the date of this proxy statement, all of the NEOs have completed the requisite 20 years of service with us and have reached normal retirement age and are, therefore, fully vested in their SERP benefits. Benefits under the SERP will cease if any participant competes with us following retirement.

Perquisites. Perquisites did not constitute a material portion of the compensation paid to the NEOs for fiscal 2008. We provide our NEOs with limited perquisites and personal benefits that the Company and the Executive Compensation Committee believe are consistent with our executive compensation philosophy and objectives. Each fiscal year, the Executive Compensation Committee reviews and approves those perquisites which are to be provided to our NEOs. The Executive Compensation Committee believes the perquisites for fiscal 2008 — which included auto and gas allowances, insurance, telephone and internet services and tax and financial statement preparation as more fully described in the Summary Compensation Table in this proxy statement — are reasonable, consistent with past practices and consistent with general practices in our industry.

Deferred Compensation Plan. Our NEOs may elect to defer receipt of all or part of their cash compensation pursuant to the Toll Bros., Inc. Nonqualified Deferred Compensation Plan (the "Deferred Compensation Plan"). The purpose of the Deferred Compensation Plan is to offer eligible employees an opportunity to elect to defer the receipt of compensation in order to provide deferred compensation, post-employment, supplemental retirement and related benefits. The Deferred Compensation Plan is open to those management and highly compensated employees identified from time to time; all of the NEOs are eligible to participate in the Deferred Compensation Plan. Under the Deferred Compensation Plan, NEOs may elect, prior to the beginning of the year, to defer a portion of their cash compensation during any calendar year. They may select a fixed payment date or dates for payment of the deferred amounts, or elect to have such amounts paid upon termination of employment. We have the right under the Deferred Compensation Plan to make discretionary contributions for the benefit of any participant in the plan. We did not make any discretionary contributions under the Deferred Compensation Plan for any NEO in fiscal 2008.

During fiscal 2008, Zvi Barzilay and Joel H. Rassman elected to defer compensation under the Deferred Compensation Plan; Robert I. Toll did not participate in the Deferred Compensation Plan during fiscal 2008. Compensation that is deferred under the Deferred Compensation Plan earns various rates of return, depending upon when the compensation was deferred and the length of time it has been deferred. Interest earned during fiscal 2008 on any NEO deferred compensation is included under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the Summary Compensation Table in this proxy statement, and further information about NEO deferred compensation is contained in the Nonqualified Deferred Compensation at October 31, 2008 table in this proxy statement.

Employment Agreements, Change of Control Provisions and Severance Payments

Other than as described below with respect to our CFO, none of our NEOs has an employment agreement with us. We do not have a severance plan for our NEOs. Our equity compensation plans and our SERP provide for the acceleration of certain benefits in the event we experience a change of control.

CFO Agreement

We are a party to an agreement, dated June 30, 1988, with our CFO, Joel H. Rassman (the "CFO Agreement"). The CFO Agreement is an amended and restated version of an agreement that was a condition to Mr. Rassman's employment with us in 1984. The CFO Agreement provides, among other things, Mr. Rassman with certain protections in the event his employment with us terminates. The CFO Agreement provides for a one-time payment of at least $250,000, with the potential for an additional one-time payment to Mr. Rassman in the event he (a) is terminated by us without cause, (b) leaves our employ after a material reduction in duties or benefits or (c) leaves our employ due to his compensation being less than $350,000. The CFO Agreement also provides for payment of three months' base salary in the event Mr. Rassman is terminated for cause. In addition, the CFO Agreement provides that in the event of Mr. Rassman's death, his widow will be entitled to receive two month's base salary and, in certain circumstances, his legal representatives may be entitled to an additional amount which shall not exceed $350,000.

Change of Control Provisions

We have no change of control agreements relating to employment; however, under our equity compensation plans and our SERP, awards and benefits are generally subject to special provisions upon a defined "change of control" transaction. Upon a change of control, any outstanding options, restricted stock, deferred cash or other plan awards will generally immediately vest and any restrictions will immediately lapse. Under the SERP, if there is a change of control of the Company, all participants in the SERP shall be fully vested in their SERP benefits and potentially eligible for a lump sum payout.

Tax and Accounting Implications

Tax Regulations. Section 162(m) generally disallows a tax deduction to a public company for compensation over $1 million paid to certain "covered employees" (its chief executive officer and to any of its three other most highly-compensated executive officers). Performance-based compensation will not be subject to the deduction

limitation if certain requirements set forth in the Code and applicable Treasury Regulations are met. We generally structure our compensation plans for our NEOs to comply with the performance-based compensation exemption requirements of Section 162(m); however, since corporate objectives may not always be consistent with the requirements for full deductibility, the Board of Directors and the Executive Compensation Committee may award non-deductible compensation to our NEOs as they deem appropriate. During fiscal 2008, the Executive Compensation Committee believes that all base salary, bonus and long-term incentive compensation paid to our NEOs, except for $300,000, was deductible under Section 162(m).

Accounting Considerations. When making decisions about executive compensation, the Executive Compensation Committee also considers how elements of compensation will impact our financial results. We accrue our NEOs' salaries and cash bonus awards as an expense when earned by the NEO. For equity compensation grants, SFAS 123R requires us to recognize compensation expense for all share-based payment arrangements, based upon the grant date fair value of those awards.

Elements of NEO Compensation for Fiscal Year 2009

Base Salary

In December 2008, the Executive Compensation Committee decided to maintain the COO's and CFO's base salary for fiscal 2009 at $1,000,000. In addition, the Executive Compensation Committee decided to reduce the CEO's base salary for fiscal 2009 by 10% to $1,170,000.

Annual Incentive Bonus — CEO

The CEO will be entitled to a Company performance bonus under the CEO Bonus Plan for fiscal 2009 equal to 2.0% of our fiscal 2009 income before taxes and CEO bonuses. As noted above, the CEO Bonus Plan also contains a Plan Year Performance Bonus. The amount of the Plan Year Performance Bonus is determined by evaluating the CEO's performance in light of one or more performance goals established by the Executive Compensation Committee. In December 2008, the Executive Compensation Committee determined that, for the fiscal year ending October 31, 2009, the CEO's Plan Year Performance Bonus is conditioned upon our achievement of a specified level of net revenues in fiscal 2009. If the net revenues goal is achieved, the CEO is eligible for a Plan Year Performance Bonus, which may not exceed the greater of $5,200,000 or 1/10 of 1% of fiscal 2009 gross revenues, as set forth in the CEO Bonus Plan. The Executive Compensation Committee may reduce the maximum amount otherwise payable under the Plan Year Performance Bonus based upon such facts and circumstances that the Executive Compensation Committee deems relevant. The Executive Compensation Committee believes this goal of net revenues will properly address the CEO's performance in the context of current conditions in the homebuilding industry. All bonuses under the CEO Bonus Plan are subject to a $25 million cap.

Annual Incentive Bonus — COO and CFO

In December 2008, the Executive Compensation Committee determined that potential bonuses under the Executive Officer Bonus Plan for the fiscal year ending October 31, 2009 for the COO and CFO will be conditioned upon our achievement of a specified level of net revenues. If the net revenues goal is achieved, each participant is eligible for a bonus, which may not exceed the maximum amount permitted under the Executive Officer Bonus Plan. However, the Executive Compensation Committee may reduce the amount otherwise payable based upon such facts and circumstances that the Executive Compensation Committee deems relevant. The Executive Compensation Committee believes this goal of net revenues will properly address the COO's and CFO's performance in the context of current conditions in the homebuilding industry.

The total bonus payable to each participant for fiscal 2009 is subject to all applicable limitations of the Executive Officer Bonus Plan. The Executive Officer Bonus Plan limits the maximum amount of any participant's bonus for any fiscal year to the lesser of (a) 350% of the participant's annual base salary as in effect at the beginning of that fiscal year or (b) $3,500,000. It also limits the aggregate amount of all bonuses payable in any plan year under the Executive Officer Bonus Plan to 10% of our average annual income before taxes for the preceding five fiscal years.

Long-Term Incentive Compensation

The Executive Compensation Committee met on December 11, 2008 and granted stock options to acquire 120,000 shares of common stock to the COO, and 66,000 shares of common stock to the CFO. Such grants were made as of December 19, 2008, have an exercise price equal to the closing price of our common stock on the NYSE on December 19, 2008 and will vest equally over four years. On December 18, 2008, the Executive Compensation Committee, in lieu of granting stock options, awarded a restricted stock unit ("RSU") relating to 200,000 shares of our common stock to the CEO. The underlying shares were valued based on the closing price of our common stock on the NYSE on December 19, 2008. The RSU is performance-based and will only vest if the average closing price of our common stock on the NYSE, measured over any twenty consecutive trading days ending on or prior to December 19, 2013, increases 30% or more over the closing price of our common stock on the NYSE on December 19, 2008, and provided Mr. Toll continues to be employed by us or serve as a member of our Board of Directors until December 19, 2011. The performance-based RSU will also vest if Mr. Toll dies, becomes disabled, or we experience a change of control prior to satisfaction of the aforementioned performance criteria.

The Executive Compensation Committee also decided on December 11, 2008 to award RSUs worth $130,000 to the CEO, $152,000 to the COO and $122,000 to the CFO, which correspond to the 10% reduction in the CEO's base salary and the COO's and CFO's bonuses. The exact number of shares underlying each RSU was determined by dividing the dollar value set forth above by the closing price of our common stock on the NYSE on December 19, 2008. Each RSU vests over a four year period and is subject to automatic vesting upon the NEO's death, disability or retirement or upon a change of control of the Company.

The following Executive Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934 or incorporated by reference in any document so filed.

EXECUTIVE COMPENSATION COMMITTEE REPORT

The Executive Compensation Committee of our Board of Directors has reviewed and discussed with our management the Compensation Discussion and Analysis section of this proxy statement, as required by Item 402(b) of the SEC's Regulation S-K. Based on such review and discussion, the Executive Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Executive Compensation Committee of the Board of Directors.

Carl B. Marbach (Chairman)
Stephen A. Novick

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Robert I. Toll, ...	2008	1,300,000	7,360,143	—	36,000	108,139	8,804,282
Chairman of the Board and Chief Executive Officer	2007	1,300,000	7,031,846	—	—	94,987	8,426,833
Zvi Barzilay, ...	2008	1,000,000	3,121,503	1,368,000	130,128	49,599	5,669,230
Chief Operating Officer and President	2007	1,000,000	2,521,944	1,520,000	170,212	55,699	5,267,855
Joel H. Rassman, ...	2008	1,000,000	1,062,877	1,098,000	129,169	49,065	3,339,111
Executive Vice President, Chief Financial Officer and Treasurer	2007	1,000,000	1,675,002	1,220,000	164,338	55,857	4,115,197

(1) The value of option awards is the compensation expense recognized in our financial statements attributable to options granted in fiscal 2008 and prior years, calculated in accordance with SFAS 123R. Further information regarding the valuation of stock options can be found in Note 9 in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended October 31, 2008.

(2) Mr. Toll did not earn an award for fiscal 2008 under the terms of the CEO Bonus Plan or for fiscal 2007 under the terms of the Toll Brothers, Inc. Cash Bonus Plan. The awards for Messrs. Barzilay and Rassman for fiscal 2008 and fiscal 2007 were earned based upon the terms of the Executive Officer Bonus Plan.

(3) The amounts in this column represent the increase in the actuarial present value of accumulated benefits under the SERP for each named executive officer and the amount of interest earned on their respective balances in the Deferred Compensation Plan. The amounts shown for fiscal 2008 represent the increase in the actuarial present value of accumulated benefits under the SERP from October 31, 2007 to October 31, 2008 for Messrs. Toll, Barzilay and Rassman and the amount of interest earned on Messrs. Barzilay's and Rassman's respective balances in the Deferred Compensation Plan during such period. In fiscal 2008, the increase in the actuarial present value of Mr. Toll's accumulated benefit under the SERP was $36,000; Mr. Toll did not participate in the Deferred Compensation Plan during fiscal 2008. In fiscal 2008, the increase in the actuarial present value of Mr. Barzilay's accumulated benefit under the SERP was $19,000, and the total amount of interest earned on his balance in the Deferred Compensation Plan was $111,128. In fiscal 2008, the increase in the actuarial present value of Mr. Rassman's accumulated benefit under the SERP was $18,000, and the total amount of interest earned on his balance in the Deferred Compensation Plan was $111,169. In fiscal 2007, the actuarial present value of Mr. Toll's accumulated plan benefit decreased by $151,850; Mr. Toll did not participate in the Deferred Compensation Plan in fiscal 2007. In fiscal 2007, the increase in the actuarial present value of Mr. Barzilay's accumulated benefit under the SERP was $90,178, and the total amount of interest earned on his balance in the Deferred Compensation Plan was $80,034. In fiscal 2007, the increase in the actuarial present value of Mr. Rassman's accumulated benefit under the SERP was $86,710, and the total amount of interest earned on his balance in the Deferred Compensation Plan was $77,628.

(4) Fiscal 2008 "All Other Compensation" consists of:

	Robert I. Toll	Zvi Barzilay	Joel H. Rassman
Tax and financial statement preparation assistance	$ 58,048	$12,022	$14,201
Contribution to 401(k) Plan	11,550	11,550	11,550
Life and disability premiums	9,215	6,172	6,544
Auto and gas expenses	22,845	17,503	16,770
Telecommunication and internet expenses	1,226	2,352	—
Club dues	5,255	—	—
	$108,139	$49,599	$49,065

Grants of Plan-Based Awards during Fiscal 2008

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Robert I. Toll	12/10/07	$0(1)	$ 0(2)	$25,000,000			
	12/20/07				550,000	20.76	7,360,143
Zvi Barzilay	12/10/07	$0(3)	$1,520,000(4)	$ 3,500,000			
	12/20/07				120,000	20.76	3,121,503
Joel H. Rassman	12/10/07	$0(3)	$1,220,000(4)	$ 3,500,000			
	12/20/07				66,000	20.76	1,062,877

(1) Awards to Mr. Toll are made pursuant to the terms of the CEO Bonus Plan. The CEO Bonus Plan does not include a threshold amount; awards in any fiscal year, whether pursuant to the formula contained in the CEO Bonus Plan or pursuant to the Plan Year Performance Bonus (as described in the CEO Bonus Plan) could be as low as $0.

(2) The CEO Bonus Plan does not include a target amount. When the Executive Compensation Committee met on December 10, 2007 to establish performance criteria for fiscal 2008 under the Plan Year Performance Bonus contained in the CEO Bonus Plan, it did not establish a target amount for the fiscal 2008 award. The amount shown is equal to the award paid to Mr. Toll for performance during fiscal 2007.

(3) Awards to Mr. Barzilay and Mr. Rassman are made pursuant to the terms of the Executive Officer Bonus Plan. The Executive Officer Bonus Plan does not include a threshold amount; awards in any fiscal year could be as low as $0.

(4) The Executive Officer Bonus Plan does not include a target amount and, when the Executive Compensation Committee met on December 10, 2007 to establish performance goals for fiscal 2008 under the Executive Officer Bonus Plan for each of Mr. Barzilay and Mr. Rassman, it did not establish a target amount for fiscal 2008 awards. The amounts shown are equal to the respective awards paid to each of Mr. Barzilay and Mr. Rassman for their performance during fiscal 2007. For a detailed discussion of the formula and criteria applied for such performance-based awards, please see "Compensation Discussion and Analysis" in this proxy statement.

All equity compensation granted to the NEOs during fiscal 2008 was awarded under the terms and conditions of the Employee Plan. The stock options awarded to the NEOs all have an exercise price of $20.76, the closing price of our common stock on the NYSE on December 20, 2007, the date of the grants, and all stock options vest equally over four years, beginning on the first anniversary of the date of the grant. If an NEO retires or terminates his employment with us due to death or disability, all options will continue to vest on their normal vesting schedule and will continue to be exercisable for the full option term, as if he were still employed by us. However the NEOs will forfeit all unvested options or unexercised vested options if they retire or otherwise leave our employ and directly or indirectly compete with us. Upon a change of control of the Company, as defined in the Employee Plan, the Executive Compensation Committee may act to cause all unvested options to immediately vest and become exercisable.

Outstanding Equity Awards at October 31, 2008

		Option Awards				Stock Awards	
Name.	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Robert I. Toll.	12/20/1999	3,000,000		$ 4.3750	12/20/2009		
	12/20/2000	1,000,000		$ 9.6563	12/20/2010		
	12/20/2001	1,000,000		$10.8800	12/20/2011		
	12/20/2002	500,000		$10.5250	12/20/2012		
	12/20/2003	500,000		$20.1350	12/20/2013		
	12/20/2004	375,000	125,000(1)	$32.5500	12/20/2014		
	12/20/2005	125,000	125,000(2)	$35.9700	12/20/2015		
	12/20/2006	137,500	412,500(3)	$31.8200	12/20/2016		
	12/20/2007		550,000(4)	$20.7600	12/20/2017		
	1/5/2007					48,293(5)	1,116,534
Zvi Barzilay	12/20/1999	469,964		$ 4.3750	12/20/2009		
	12/20/2000	242,800		$ 9.6563	12/20/2010		
	12/20/2001	480,000		$10.8800	12/20/2011		
	12/20/2002	250,000		$10.5250	12/20/2012		
	12/20/2003	254,000		$20.1350	12/20/2013		
	12/20/2004	180,000	60,000(1)	$32.5500	12/20/2014		
	12/20/2005	60,000	60,000(2)	$35.9700	12/20/2015		
	12/20/2006	30,000	90,000(3)	$31.8200	12/20/2016		
	12/20/2006		30,000(4)	$31.8200	12/20/2016		
	12/20/2007		120,000(4)	$ 20.760	12/20/2017		
Joel H. Rassman . .	12/20/1999	317,144		$ 4.3750	12/20/2009		
	12/20/2000	60,000		$ 9.6563	12/20/2010		
	12/20/2001	200,000		$10.8800	12/20/2011		
	12/20/2002	110,000		$10.5250	12/20/2012		
	12/20/2003	114,000		$20.1350	12/20/2013		
	12/20/2004	87,000	29,000(1)	$32.5500	12/20/2014		
	12/20/2005	30,000	30,000(2)	$35.9700	12/20/2015		
	12/20/2006	15,000	45,000(3)	$31.8200	12/20/2016		
	12/20/2006		30,000(4)	$31.8200	12/20/2016		
	12/20/2007		66,000(4)	$20.7600	12/20/2017		

(1) 100% of the options vested on December 20, 2008.

(2) 50% of the options vest on each of December 20, 2008 and 2009.

(3) 33.33% of the options vest on each of December 20, 2008, 2009 and 2010.

(4) 25% of the options vest on each of December 20, 2008, 2009, 2010 and 2011.

(5) In December 2006, the Executive Compensation Committee and Mr. Toll agreed to revise Mr. Toll's bonus payment for fiscal 2006 to provide that $3,000,000 ($1,800,000 of cash and $1,200,000 of unrestricted Company common stock valued as of the date of the bonus payment) be exchanged for shares of restricted Company common stock on the date of the bonus payment. On January 5, 2007, the date of his fiscal 2006 bonus payment, Mr. Toll exchanged $3,000,000 of cash and unrestricted stock he received as part of his fiscal 2006 bonus award for 96,586 restricted shares, or $3,000,000 worth, of our common stock. The price per share paid by Mr. Toll for the restricted stock was $31.06, the closing price of our common stock on the NYSE on January 5, 2007. The restricted stock Mr. Toll received vested 50% on the first anniversary of the exchange and 50% on the second anniversary of the exchange. The closing price of our common stock on the NYSE on October 31, 2008 was $23.12.

Option Exercises and Stock Vested during Fiscal 2008

Name	Option Awards(1)	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Robert I. Toll	2,600,000	46,800,368
Zvi Barzilay	616,548	12,430,582
Joel H. Rassman	296,148	5,611,725

(1) Our stock incentive plans permit participants to exercise stock options using a "net exercise" method at the discretion of the Executive Compensation Committee. In a net exercise, we withhold from the total number of option shares that otherwise would be issued to the participant upon exercise of the stock option that number of option shares having a fair market value at the time of exercise equal to the option exercise price and applicable income tax withholdings, and remit the remaining shares to the participant. Mr. Toll used 900,941 option shares with a fair market value of $22,740,398 to exercise 1,640,000 option shares with a fair market value $41,655,800 in fiscal 2008. Mr. Barzilay used 204,330 option shares with a fair market value of $5,408,637 to exercise 382,516 option shares with a fair market value of $10,125,199 in fiscal 2008. Mr. Rassman used 97,174 option shares to with a fair market value of $2,572,210 to exercise 182,516 option shares with a fair market value of $4,831,199 in fiscal 2008.

Pension Benefits at October 31, 2008

Name	Plan Name(1)	Number of Years of Credited Service (#)(2)	Present Value of Accumulated Benefit ($)(3)	Payments During Last Fiscal Year ($)
Robert I. Toll	SERP	20	$5,936,000	0
Zvi Barzilay	SERP	20	$3,087,000	0
Joel H. Rassman	SERP	20	$2,968,000	0

(1) For a discussion of the material terms of the SERP, please see "Compensation Discussion and Analysis — Benefits and Perquisites — Supplemental Executive Retirement Plan" in this proxy statement.

(2) Twenty years is the maximum number of years of credited service under the SERP.

(3) For a description of the SERP and the assumptions used in the calculation of the present value of plan benefits, see Note 11, "Employee Retirement and Deferred Compensation Plans" in the notes to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended October 31, 2008.

Nonqualified Deferred Compensation at October 31, 2008

Under the Deferred Compensation Plan, NEOs may elect, prior to the beginning of the year, to defer a portion of their cash compensation during any calendar year. Compensation that is deferred under the Deferred Compensation Plan earns various rates of return, depending on the length of time of the deferral. Interest rates are established by a majority of the board of directors of Toll Bros., Inc., our wholly owned subsidiary that administers the Deferred Compensation Plan, and are reviewed and adjusted annually for new deferrals. When establishing interest rates, the directors review the rates charged to us for borrowings, as well as interest rates generally available in the market. During fiscal 2008, interest rates for amounts deferred under the Deferred Compensation Plan ranged from 7% to 8%, based upon when the compensation was deferred and the length of time it has been or was to be deferred. For more information on the Deferred Compensation Plan, see "Compensation Discussion and Analysis — Benefits and Perquisites — Deferred Compensation Plan" in this proxy statement.

The amounts reported in the table below under "Executive Contributions in Last FY" are fiscal 2007 bonuses which were to be paid in fiscal 2008 and which the applicable NEO elected to defer. The amounts reported in the table below under "Aggregate Earnings in Last FY" are also included under "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" in the Summary Compensation Table in this proxy statement. The

amounts reported in the table below under "Aggregate Balance at Last FYE" consist of compensation that was earned and deferred in prior years and the interest accrued on such deferred amounts.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Robert I. Toll	—	—	—	—	—
Zvi Barzilay	304,000	—	111,128	—	1,646,150
Joel H. Rassman	305,000	—	111,169	—	1,655,935

Potential Payments upon Termination or Change of Control

None of our NEOs has an employment agreement with us, nor are they entitled to any sort of cash severance payment upon termination or separation from us, other than under an agreement with our CFO that provides for certain payments and benefits upon a termination or separation, as further described below. We do maintain plans that provide for the continuation or acceleration of benefits in the event of specified separations from employment with us or a change of control of the Company.

The dollar amounts or dollar values of the potential payments to the NEOs in the event of a termination of employment or change of control of the Company are disclosed in the following tables. The amounts and values shown assume that such termination of employment or change of control occurred on October 31, 2008, the last day of our 2008 fiscal year, and are based, as applicable, on a share price of $23.12, the closing price of our common stock on the NYSE on October 31, 2008. These amounts and values are estimates of the amounts and values that would be paid to the NEOs upon an actual termination of employment or a change of control. The actual amounts and values can only be determined at the time of such NEO's separation or a change of control.

Below is a description of the assumptions that were used in creating the tables that follow. Unless otherwise noted, the descriptions of the payments below are applicable to all of the tables. In accordance with SEC regulations, we do not report in the tables below any amount to be provided to an NEO under any arrangement which does not discriminate in scope, terms or operation in favor of our NEOs and which is available generally to all salaried employees.

Termination of Employment

Vesting of Equity Compensation Plan Awards. Generally, unvested equity awards held by any of our employees, including the NEOs, are cancelled upon termination of employment with the Company, and the right to exercise vested stock options terminates within a specified period of time (depending on the terms of the applicable grant documents and the manner of termination) after termination of employment. However, under certain circumstances, such as retirement, death, disability or a change of control, special vesting rules apply, as described below. All unexercised stock option awards, whether vested or unvested, held by an NEO terminate immediately upon a termination of employment for cause.

Special Vesting upon Retirement. With respect to stock options issued after December 20, 2001, if an NEO retires from service with us after reaching age 62, he is entitled to continued vesting and exercisability of any unvested and/or unexercised options. Options do not automatically vest upon retirement, but will continue to vest on their normal vesting schedule, as if the NEO were still employed by us. In addition, the NEO will have the remainder of the option term to exercise the option, rather than being forced to exercise within a specified period of time following retirement. This continued vesting and exercisability is conditioned upon the NEO refraining from competing with us. The tables below do not reflect a payment for unvested options upon retirement, because vesting is not accelerated at retirement.

Restricted stock awards held by an NEO fully vest and all restrictions immediately lapse upon the NEO's retirement on or after age 62, provided the NEO refrains from competing with us. Mr. Robert I. Toll was the only NEO on October 31, 2008 with outstanding shares of restricted stock. The amount in the table below is the amount that would have been recognized by Mr. Toll if he had retired and sold all of his previously unvested restricted shares on October 31, 2008.

Special Vesting upon Death or Disability. If an NEO's employment with us terminates due to death or disability, he (or his estate) is entitled to continued vesting and exercisability of any unvested and/or unexercised options. Options do not vest upon death or disability, but will continue to vest on their normal vesting schedule, as if the NEO were still employed by us. In addition, the NEO will have the remainder of the option term to exercise the option, rather than being forced to exercise within a specified period of time following termination of employment. This continued vesting and exercisability is conditioned upon, in the event of the NEO's disability, the NEO refraining from competing with us. The tables below do not reflect a payment for unvested options upon termination due to death or disability, because vesting is not accelerated upon these events.

Restricted stock awards held by an NEO fully vest and all restrictions immediately lapse upon the NEO's termination of his employment with the us due to death or disability, provided the NEO refrains from competing with us. Mr. Robert I. Toll was the only NEO on October 31, 2008 with outstanding shares of restricted stock. The amount in the table below is the amount that would have been recognized by Mr. Toll if his employment with us had terminated due to death or disability and all of his previously unvested restricted shares were sold on October 31, 2008.

Vesting of SERP Benefits. Under the SERP, participants become 100% vested in their retirement benefits once they have completed 20 years of service with us and reached age 62. As of October 31, 2008 all three NEOs were fully vested in their SERP benefits. The tables below reflect the full vesting of Mr. Toll and Mr. Rassman for purposes of determining benefits payable upon any termination of employment, other than termination for cause.

In addition, if a SERP participant has not yet reached age 62, but has completed 20 years of service with us and dies or terminates employment due to his disability, or is terminated by us without cause, vesting in their SERP benefits will accelerate and they will be deemed to be fully vested and entitled to their benefits. As of October 31, 2008, each NEO had completed 20 years of service with us and was entitled to acceleration of his SERP benefits upon death, disability or termination without cause. The tables below reflect this acceleration.

If a SERP participant is terminated for cause, all SERP benefits are subject to forfeiture.

CFO Agreement. As more fully described above under "Compensation Discussion and Analysis — Employment Agreements, Change of Control Provisions and Severance Payments — CFO Agreement", Joel H. Rassman, our CFO, is entitled to certain payments in the event his employment with us is terminated (a) by us, with or without cause, (b) by Mr. Rassman, following certain actions by us, or (c) due to Mr. Rassman's death. The cash severance payments to the CFO in the table below are based on the CFO's base salary at October 31, 2008 of $1,000,000. The table below also assumes voluntary termination of employment means that Mr. Rassman notified us of his intention to terminate his employment within a specified period of time following (x) any material reduction or material adverse change in Mr. Rassman's duties, (y) the removal of certain fringe benefits to Mr. Rassman or (z) our failure to provide Mr. Rassman with annual compensation, including salary and bonus, of at least $350,000. In addition, the table assumes that Mr. Rassman's employment terminated as of October 31, 2008, and that he had received, prior to such termination, all fringe benefits to which he was entitled for fiscal 2008.

Change of Control

Immediately prior to a change of control of the Company, the Board of Directors may take action to cause all unvested outstanding stock options to fully vest and become exercisable. In addition, all shares of restricted stock fully vest and all restrictions lapse. Under the SERP, if there is a change of control of the Company, all participants in the SERP shall be fully vested in their SERP benefits and potentially eligible for a lump sum payout. The tables below reflect the amounts that would have been recognized by each NEO if a change of control had occurred on October 31, 2008 and (a) the Board of Directors had caused the unvested options to vest, (b) he had exercised and sold all of his previously unvested in-the-money stock options and previously unvested restricted shares that vested as a result of the change of control, and (c) he had received a lump sum payout of his SERP benefits.

Tables

Robert I. Toll

The following table describes the potential payments and benefits to Robert I. Toll upon termination of his employment or a change of control of the Company had such termination or change of control occurred on October 31, 2008.

Payments and Benefits	Termination of Employment ($)						Change of Control ($)
		Involuntary					
	Voluntary	Normal Retirement	Not for Cause	For Cause	Death	Disability	
Accelerated vesting of unvested equity awards:							
Stock option(1)	—	—	—	—	—	—	1,298,000
Restricted stock(2)	—	1,116,534	1,116,534	—	1,116,534	1,116,534	1,116,534
Payment of SERP benefits(3)	—	11,000,000	11,000,000	—	11,000,000	11,000,000	11,000,000
Total:	—	12,116,534	12,116,534	—	12,116,534	12,116,534	13,414,534

(1) Value represents the number of in-the-money options that are unvested at October 31, 2008 multiplied by the difference of the closing price of our common stock on the NYSE on October 31, 2008 and the applicable option strike price.

(2) See footnote 5 to the Outstanding Equity Awards at October 31, 2008 table in this proxy statement. Had Mr. Toll terminated his employment at October 31, 2008, the value of his restricted stock award, based upon the closing price of our common stock on the NYSE on October 31, 2008, would have been $1,116,534.

(3) The amount of the benefit shown would be paid in semi-monthly installments over a 20 year period, except in the event of a change of control. Upon a change of control, the amount of the benefit shown would be paid in a lump sum, unless prohibited by applicable tax regulations.

Zvi Barzilay

The following table describes the potential payments and benefits to Zvi Barzilay upon termination of his employment or a change of control of the Company had such termination or change of control occurred on October 31, 2008.

Payments and Benefits	Termination of Employment ($)						Change of Control ($)
		Involuntary					
	Voluntary	Normal Retirement	Not for Cause	For Cause	Death	Disability	
Accelerated vesting of unvested equity awards							
Stock option(1)	—	—	—	—	—	—	283,200
Payment of SERP benefits(2)	—	5,720,000	5,720,000	—	5,720,000	5,720,000	5,720,000
Total:	—	5,720,000	5,720,000	—	5,720,000	5,720,000	6,003,200

(1) Value represents the number of in-the-money options that are unvested at October 31, 2008 multiplied by the difference of the closing price of our common stock on the NYSE on October 31, 2008 and the applicable option strike price.

(2) The amount of the benefit shown would be paid in semi-monthly installments over a 20 year period, except in the event of a change of control. Upon a change of control, the amount of the benefit shown would be paid in a lump sum, unless prohibited by applicable tax regulations.

Joel H. Rassman

The following table describes the potential payments and benefits to Joel H. Rassman upon termination of his employment or a change of control of the Company had such termination or change of control occurred on October 31, 2008.

	Termination of Employment ($)						Change of Control ($)
			Involuntary				
Payments and Benefits	**Voluntary**	**Normal Retirement**	**Not for Cause**	**For Cause**	**Death**	**Disability**	
Accelerated vesting of unvested equity awards							
Stock option(1)	—	—	—	—	—	—	155,760
Payment of SERP benefits(2)	—	5,500,000	5,500,000	—	5,500,000	5,500,000	5,500,000
Cash payment under employment agreement	—	—	250,000	250,000	166,666	—	—
Total:	—	5,500,000	5,750,000	250,000	5,666,666	5,500,000	5,655,760

(1) Value represents the number of in-the-money options that are unvested at October 31, 2008 multiplied by the difference of the closing price of our common stock on the NYSE on October 31, 2008 and the applicable option strike price.

(2) The amount of the benefit shown would be paid in semi-monthly installments over a 20 year period, except in the event of a change of control. Upon a change of control, the amount of the benefit shown would be paid in a lump sum, unless prohibited by applicable tax regulations.

The following Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934 or incorporated by reference in any document so filed.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors (the "Audit Committee") oversees the Company's financial reporting process on behalf of, and reports to, the Board of Directors. Company management has primary responsibility for preparation of the financial statements and the overall reporting process, including the Company's system of internal control. In fulfilling its oversight responsibilities, the Audit Committee reviewed the Company's audited financial statements for the year ended October 31, 2008 with management, including a discussion of the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee reviewed with Ernst & Young LLP, the Company's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of the Company's audited financial statements with U.S. generally accepted accounting principles, its judgment as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under U.S. generally accepted auditing standards (including Statement on Auditing Standards No. 61).

The Audit Committee reviewed and discussed with Ernst & Young LLP its independence from the Company and the Company's management, and has received the written disclosures and letters from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee also reviewed and approved the compatibility of non-audit services, including tax services, with the independent registered public accounting firm's independence. The Audit Committee reviewed the services provided by Ernst & Young LLP and approved the fees paid to Ernst & Young LLP for all services for fiscal 2008.

The Audit Committee met four times during fiscal year 2008. In the course of the meetings, the Audit Committee discussed with the Company's internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's systems of internal control, and the overall quality of the Company's financial reporting. The Audit Committee reviewed the Company's internal controls and, consistent with Section 302 of the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, met with management and the auditors prior to the filing of officers' certifications required by that statute to receive any information concerning (a) significant deficiencies in the design or operation of internal control over financial reporting which could adversely affect the Company's ability to record, process, summarize and report financial data and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. The Audit Committee received reports throughout the year on the progress of the review of the Company's internal controls for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. The Audit Committee obtained periodic updates from management on the process and reviewed management's and the independent registered public accounting firm's evaluation of the Company's system of internal controls to be included in the Annual Report on Form 10-K for the fiscal year ended October 31, 2008 filed with the SEC.

In addition to the four Audit Committee meetings, the Audit Committee's Chairman had eight meetings with the independent registered public accounting firm and management during fiscal 2008; such meetings were held prior to each release of Company quarterly and annual financial information or the filing of any such information with the SEC.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended October 31, 2008 for filing with the SEC. The Audit Committee's recommendation was considered and

approved by the Board of Directors. The Audit Committee also re-appointed Ernst & Young LLP as the Company's independent registered public accounting firm for the 2009 fiscal year, subject to stockholder ratification.

The Audit Committee reviewed its charter and recommended changes to the Board of Directors. It also conducted a committee self-assessment process and reported to the Board of Directors on its performance.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

Paul E. Shapiro (Chairman)
Edward G. Boehne
Roger S. Hillas
Carl B. Marbach

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and the regulations thereunder require certain of our officers, as well as our directors and persons who own more than ten percent of a registered class of our equity securities (collectively, the "reporting persons") to file reports of ownership and changes in ownership with the SEC and to furnish us with copies of these reports. Based on our review of the copies of these reports we received, and written representations we received from the reporting persons, we believe that all filings required to be made by the reporting persons for the period November 1, 2007 through October 31, 2008 were made on a timely basis, with the exception of the inadvertent late filing of a Form 4 report on December 31, 2008 by Mr. Joseph R. Sicree, one of our officers, which reported an exchange of stock options on July 18, 2008, pursuant to our stockholder-approved stock option exchange program.

CERTAIN TRANSACTIONS

We have a written Related Party Transaction Policy ("Policy"), which provides guidelines applicable to any transaction, arrangement or relationship between us and a related party. Under the Policy, the Nominating and Corporate Governance Committee (the "Governance Committee") of the Board of Directors is responsible for reviewing and determining whether to approve or ratify any related party transaction. In making its determination to approve or ratify a transaction, the Governance Committee considers such factors as (i) the extent of the related party's interest in the transaction, (ii) if applicable, the availability of other sources of comparable products or services, (iii) whether the terms of the related party transaction are no less favorable than terms generally available in unaffiliated transactions under like circumstances, (iv) the benefit to us, and (v) the aggregate value of the transaction. Pursuant to the Policy, the Governance Committee has delegated to its Chairman the authority to review and determine whether to approve or ratify any related party transaction in which the aggregate amount involved is reasonably expected to be less than $120,000. The Policy requires that all proposed related party transactions be reported to our legal department prior to consummation. The legal department reports the transaction to the Governance Committee or its Chairman, as applicable, for review. The legal department maintains a list of all related parties and periodically distributes that list to our officers and employees to help facilitate compliance with the Policy and the proper reporting of proposed related party transactions. Under the Policy, all related party transactions that continue over a period of time are required to be reviewed and approved annually by the Governance Committee.

All related party transactions disclosed below were approved or ratified in accordance with the terms of the Policy.

During fiscal 2008, Mr. Robert I. Toll paid approximately $227,844 to us for legal and investment services, car service and office space for personal use. The aforementioned services were provided by us or our employees and such amounts were billed at rates based on the relevant employee's compensation or the cost to the Company, as applicable, and paid throughout the year with monies deposited with us in advance by Mr. Toll. The Executive Compensation Committee reviewed and approved the receipt of such services by Mr. Toll.

SOLICITATION OF PROXIES

The enclosed form of proxy is being solicited by our Board of Directors. We will bear the cost of the solicitation of proxies for the Meeting, including the cost of preparing, assembling and mailing proxy materials, the handling and tabulation of proxies received, and charges of brokerage houses and other institutions, nominees and fiduciaries in forwarding such materials to beneficial owners. In addition to the mailing of the proxy materials, such solicitation may be made in person or by telephone, telegraph or telecopy by our directors, officers or regular employees, or by a professional proxy solicitation organization engaged by us.

ANNUAL REPORT ON FORM 10-K

We make available free of charge on our website, www.tollbrothers.com, our annual report on Form 10-K as filed with the SEC. We will provide without charge to each person whose proxy is being solicited by this proxy statement, on the written request of any such person, a copy of our Annual Report on Form 10-K as filed with the SEC for our most recent fiscal year. Such written requests should be directed to Director of Investor Relations, at our address appearing on the first page of this proxy statement.

By Order of the Board of Directors

Michael I. Snyder
Secretary

Horsham, Pennsylvania
February 6, 2009

approved by the Board of Directors. The Audit Committee also re-appointed Ernst & Young LLP as the Company's independent registered public accounting firm for the 2009 fiscal year, subject to stockholder ratification.

The Audit Committee reviewed its charter and recommended changes to the Board of Directors. It also conducted a committee self-assessment process and reported to the Board of Directors on its performance.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

Paul E. Shapiro (Chairman)
Edward G. Boehne
Roger S. Hillas
Carl B. Marbach

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and the regulations thereunder require certain of our officers, as well as our directors and persons who own more than ten percent of a registered class of our equity securities (collectively, the "reporting persons") to file reports of ownership and changes in ownership with the SEC and to furnish us with copies of these reports. Based on our review of the copies of these reports we received, and written representations we received from the reporting persons, we believe that all filings required to be made by the reporting persons for the period November 1, 2007 through October 31, 2008 were made on a timely basis, with the exception of the inadvertent late filing of a Form 4 report on December 31, 2008 by Mr. Joseph R. Sicree, one of our officers, which reported an exchange of stock options on July 18, 2008, pursuant to our stockholder-approved stock option exchange program.

CERTAIN TRANSACTIONS

We have a written Related Party Transaction Policy ("Policy"), which provides guidelines applicable to any transaction, arrangement or relationship between us and a related party. Under the Policy, the Nominating and Corporate Governance Committee (the "Governance Committee") of the Board of Directors is responsible for reviewing and determining whether to approve or ratify any related party transaction. In making its determination to approve or ratify a transaction, the Governance Committee considers such factors as (i) the extent of the related party's interest in the transaction, (ii) if applicable, the availability of other sources of comparable products or services, (iii) whether the terms of the related party transaction are no less favorable than terms generally available in unaffiliated transactions under like circumstances, (iv) the benefit to us, and (v) the aggregate value of the transaction. Pursuant to the Policy, the Governance Committee has delegated to its Chairman the authority to review and determine whether to approve or ratify any related party transaction in which the aggregate amount involved is reasonably expected to be less than $120,000. The Policy requires that all proposed related party transactions be reported to our legal department prior to consummation. The legal department reports the transaction to the Governance Committee or its Chairman, as applicable, for review. The legal department maintains a list of all related parties and periodically distributes that list to our officers and employees to help facilitate compliance with the Policy and the proper reporting of proposed related party transactions. Under the Policy, all related party transactions that continue over a period of time are required to be reviewed and approved annually by the Governance Committee.

All related party transactions disclosed below were approved or ratified in accordance with the terms of the Policy.

During fiscal 2008, Mr. Robert I. Toll paid approximately $227,844 to us for legal and investment services, car service and office space for personal use. The aforementioned services were provided by us or our employees and such amounts were billed at rates based on the relevant employee's compensation or the cost to the Company, as applicable, and paid throughout the year with monies deposited with us in advance by Mr. Toll. The Executive Compensation Committee reviewed and approved the receipt of such services by Mr. Toll.

We formed Toll Brothers Realty LP (the "Trust") in 1998 to take advantage of commercial real estate opportunities. The Trust is effectively owned one-third by us, one-third by Mr. Robert I. Toll, Mr. Bruce E. Toll (and trusts established for the benefit of members of his family), Mr. Zvi Barzilay (and trusts established for the benefit of members of his family), Mr. Joel H. Rassman, and other current and former members of our senior management, and one-third by the Pennsylvania State Employees Retirement System. At October 31, 2008, our investment in the Trust was approximately $431,566. We earned fees from the Trust of approximately $2,160,724 in fiscal 2008 under the terms of various development, finance and management services agreements. We believe that these transactions were on terms no less favorable than we would have agreed to with unrelated parties. Under such agreements, we also incur certain costs on behalf of the Trust for which we are reimbursed by the Trust. These fees and reimbursements were paid to us throughout the year. The amount due to us for fees and reimbursements as of October 31, 2008, was approximately $348,837; amounts due are paid on a monthly basis. The largest amount due to us from the Trust at any time during the last fiscal year was approximately $5,532,073.

As we previously reported in the proxy statement for our 2008 Annual Meeting of Stockholders, in December 2007, we sold a condominium to a trust, the beneficiary of which is Jacob Toll, the son of Robert I. Toll, for a price of approximately $2,235,672, which reflects a discount of $93,153 from the normal purchase price. The discount is consistent with our policy of providing home purchase discounts to immediate family members of our employees. In addition, a title insurance policy was purchased for the property from Westminster Title Company, Inc., our wholly owned title insurance subsidiary, for $6,322, representing the full amount of the premium; no discount was provided on the title insurance policy.

As we previously reported in the proxy statement for our 2008 Annual Meeting of Stockholders, in January 2008, Wendy Topkis, Bruce E. Toll's daughter, and her husband informed us that they did not intend to make settlement on a condominium for which they had entered into an agreement of sale to purchase from us. We have retained the buyers' deposit of $530,800 pursuant to our rights under the agreement of sale.

From time to time, we charter an aircraft for business purposes that is owned by Grey Falcon LLC, a company ultimately owned by Robert I. Toll. Mr. Toll retains an unrelated charter company to operate and manage the chartering of his aircraft, and the charter company pays Mr. Toll an hourly fee whenever his aircraft is chartered, whether by us or by an unrelated party. When we charter this aircraft, the rates we are charged by the charter company are lower than those it charges to other parties who charter the plane. During fiscal 2008, Mr. Toll received or was entitled to receive approximately $152,000 in fees from the charter company related to the chartering of his aircraft by us.

Ballard, Spahr, Andrews & Ingersoll, LLP, the law firm of which Richard J. Braemer, one of our directors, is a partner, acted as counsel to us in various matters during fiscal 2008 and was paid aggregate fees of approximately $1,187,687 during fiscal 2008.

Bruce E. Toll is the Chairman of, and has an ownership interest in, Philadelphia Media Holdings, L.L.C., which is the parent company of the Philadelphia Inquirer and the Philadelphia Daily News, two newspapers where we routinely advertise our homes and employment opportunities. During fiscal 2008, we paid approximately $584,553 in advertising to the Philadelphia Inquirer and the Philadelphia Daily News.

For information regarding certain other transactions, see "Proposal One — Election of Directors for Terms Ending 2012 — Director Compensation."

STOCKHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS

Stockholders interested in submitting a proposal to be considered for inclusion in our proxy statement and form of proxy for the 2010 Annual Meeting of Stockholders may do so by following the procedures prescribed by Rule 14a-8 under the Exchange Act. To be eligible for inclusion, proposals must be submitted in writing and received by us at the address appearing on the first page of this proxy statement by October 9, 2009.

A stockholder may wish to have a proposal presented at the 2010 Annual Meeting of Stockholders, but not to have the proposal included in our proxy statement and form of proxy relating to that meeting. Under our bylaws, except as otherwise prescribed by the presiding officer, no business may be brought before the annual meeting

unless it is specified in the notice of meeting or is otherwise brought before the meeting at the direction of the Board of Directors, by the presiding officer, or by a stockholder entitled to vote who has delivered written notice to us (containing certain information specified in the bylaws about the stockholder and the proposed action) not less than 45 or more than 75 days prior to the first anniversary of the mailing of proxy materials for the preceding year's annual meeting — that is, with respect to the 2010 Annual Meeting of Stockholders, between November 23, 2009 and December 23, 2009. In addition, any stockholder who wishes to submit a nomination for director to the Board must deliver written notice of the nomination within the time period set forth in the previous sentence and comply with the information requirements in the bylaws relating to stockholder nominations. These requirements are separate from and in addition to (a) the SEC requirements referenced above for inclusion of a stockholder proposal in our proxy statement, and (b) the requirements set forth below for having our Nominating and Corporate Governance Committee consider a person, who has been recommended by certain stockholders, for nomination as a director. If notice of any such proposal is not submitted in writing and received by us at the address appearing on the first page of this proxy statement by December 23, 2009, then such proposal shall be deemed "untimely" for purposes of Rule 14a-4 promulgated under the Exchange Act and, therefore, the persons appointed by our Board of Directors as its proxies will have the right to exercise discretionary voting authority with respect to such proposal.

PROCEDURES FOR NOMINATING OR RECOMMENDING FOR NOMINATION CANDIDATES FOR DIRECTOR

Any stockholder may submit a nomination for director by following the procedures outlined in Section 2-8 of our bylaws. In addition, the Nominating and Corporate Governance Committee has adopted a policy permitting stockholders to recommend candidates for director under certain circumstances. The Nominating and Corporate Governance Committee will only consider nominating a candidate for director who is recommended by a stockholder who has been a continuous record owner of at least 1% of our common stock for at least one year prior to submission of the candidate's name and who provides a written statement that the holder intends to continue ownership of the shares through the annual meeting of stockholders. Notice must be given to the Nominating and Corporate Governance Committee with respect to a stockholder nominee no more than 150 days and no less than 120 days prior to the anniversary date of this proxy statement. In order to be considered for nomination as a candidate for election as a director at the 2010 Annual Meeting of Stockholders, a candidate recommended by a stockholder shall, at a minimum, possess a background that includes a solid education, extensive business experience and the requisite reputation, character, integrity, skills, judgment and temperament, which, in the view of the Nominating and Corporate Governance Committee have prepared him or her for dealing with the multi-faceted financial, business and other issues that confront a board of directors of a corporation with our size, complexity, reputation and success.

HOUSEHOLDING INFORMATION

The SEC permits companies and intermediaries (such as brokers and banks) to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report to those stockholders. This process, which is commonly referred to as "householding," is intended to reduce the volume of duplicate information stockholders receive and also reduce expenses for companies. While we do not utilize householding, some intermediaries may be "householding" our proxy materials and annual report. Once you have received notice from your broker or another intermediary that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If you hold your shares through an intermediary that sent a single proxy statement and annual report to multiple stockholders in your household, we will promptly deliver a separate copy of each of these documents to you if you send a written request to us at our address appearing on the first page of this proxy statement to the attention of the Director of Investor Relations or by calling (215) 938-8000. If you hold your shares through an intermediary that is utilizing householding and you want to receive separate copies of our annual report and proxy statement in the future, or if you are receiving multiple copies of our proxy materials and annual report and wish to receive only one, you should contact your bank, broker or other nominee record holder.

SOLICITATION OF PROXIES

The enclosed form of proxy is being solicited by our Board of Directors. We will bear the cost of the solicitation of proxies for the Meeting, including the cost of preparing, assembling and mailing proxy materials, the handling and tabulation of proxies received, and charges of brokerage houses and other institutions, nominees and fiduciaries in forwarding such materials to beneficial owners. In addition to the mailing of the proxy materials, such solicitation may be made in person or by telephone, telegraph or telecopy by our directors, officers or regular employees, or by a professional proxy solicitation organization engaged by us.

ANNUAL REPORT ON FORM 10-K

We make available free of charge on our website, www.tollbrothers.com, our annual report on Form 10-K as filed with the SEC. We will provide without charge to each person whose proxy is being solicited by this proxy statement, on the written request of any such person, a copy of our Annual Report on Form 10-K as filed with the SEC for our most recent fiscal year. Such written requests should be directed to Director of Investor Relations, at our address appearing on the first page of this proxy statement.

By Order of the Board of Directors

Michael I. Snyder
Secretary

Horsham, Pennsylvania
February 6, 2009


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